Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-145526
and Registration Statement No. 333-147859

6,000,000 Shares

Common Stock

$8.50 per share

Titan Machinery Inc. is offering 4,542,395 shares and selling stockholders are offering 1,457,605 shares. This is our initial public offering. Our common stock has been approved for quotation on the Nasdaq Global Market under the symbol “TITN.”

	Per Share	Total
Initial public offering price	$8.50	$51,000,000
Underwriting discount	$0.595	$3,570,000
Proceeds, before expenses, to Titan Machinery Inc.	$7.905	$35,907,632
Proceeds, before expenses, to the selling stockholders	$7.905	$11,522,367

The underwriters have a 30-day option to purchase up to 900,000 additional shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments, if any.

This investment involves risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Craig-Hallum Capital Group	Robert W. Baird & Co.

The date of this prospectus is December 6, 2007.

TITAN MACHINERY

CASE IH
Titan Machinery
CASE IH
3401
PARTS
PARTS
CASE IH
CASE

Your Solutions Dealer

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto accompanying this prospectus, before making an investment in our common stock.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

Our Company

We own and operate what we believe is one of the largest networks of full service agricultural and construction equipment stores in North America. Based upon information provided to us by CNH Global N.V. or its U.S. subsidiary CNH America LLC, collectively referred to in this prospectus as CNH, we are the world’s largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S.

The agricultural equipment we sell and service includes machinery and attachments for uses ranging from large-scale farming to home and garden use. The construction equipment we sell and service includes heavy construction and light industrial machinery for commercial and residential construction, road and highway construction and mining applications. We offer our customers a one-stop solution for their equipment needs through:

•       new and used equipment sales;

•       parts sales;

•       repair and maintenance services; and

•       equipment rental and other activities.

The new equipment and parts we sell are supplied primarily by CNH. We acquire used equipment for resale through trade-ins from our customers and selective purchases. We sell parts and provide in-store and on-site repair and maintenance services. We rent equipment and provide other ancillary services such as equipment transportation, GPS signal subscriptions and finance and insurance products.

Throughout our 27 year operating history we have built an extensive, geographically contiguous network of 35 full service stores and two outlet stores located in the upper Midwest. We have a successful history of growth through acquisitions, including 14 acquisitions consisting of 30 stores operating in four states since January 1, 2003. We have a well-established track record of successfully integrating acquired stores, retaining acquired-store employees and maintaining acquired-store customer relationships. We expect that acquisitions will continue to be an important component of our growth.

For the six months ended July 31, 2007, our revenue increased 27.9% to $165.6 million from $129.5 million for the six months ended July 31, 2006. For the six months ended July 31, 2007, our net income increased 55.9% to $2.2 million from $1.4 million for the six months ended July 31, 2006. The improvement in our profitability resulted primarily from acquisitions and growth in same-store sales.

Our Industry

Our business is driven by the demand for agricultural equipment, which is purchased primarily for the production of food, fiber, feed grain and renewable energy. Based on USDA data, farmers are currently enjoying historically strong economic fundamentals, which is driven in part by growing global demand for agricultural commodities, due in part to renewable energy and economic growth in developing countries.

IBISWorld data shows that total revenue for U.S. farm and garden equipment dealers was $55.4 billion in 2006 and is projected to grow to $58.2 billion by 2012, as adjusted for inflation.

In addition, our business is impacted by the demand for construction equipment, which is purchased primarily for private and government commercial, residential and infrastructure construction. CNH and industry reports show that demand for construction equipment in our markets is driven by several factors, including public infrastructure spending, including roads and highways, sewer and water. The Federal Highway Administration allocations to public infrastructure spending in the states in which we operate stores will increase from $1.3 billion, or 3.9% of federal funding, in 2005 to $1.6 billion, or 4.3% of federal funding, in 2009, as adjusted for inflation. IBISWorld data shows that total revenue for U.S. construction equipment dealers was $72.4 billion in 2006 and is projected to grow to $78.3 billion by 2012, as adjusted for inflation.

Our Business Strengths

We believe our business has the following key strengths:

Titan Operating Model.   Through the Titan Operating Model, we empower leadership and share best practices at the store level while realizing efficiencies at the corporate level. We believe exceptional customer service is most efficiently delivered through accountable store employees who are supported by centralized administrative, finance and marketing functions.

Leading North American Equipment Provider with Significant Scale.   We believe our size and large, contiguous geographic market provide us with several competitive advantages, including efficient inventory management, a large distribution network, and our ability to capitalize on crop diversification and disparate weather conditions throughout the large geographic area in which we operate stores.

Customer Focus at the Local Level.   As part of the Titan Operating Model, we centralize general, administrative, finance and marketing functions. This strategy enables our store employees to focus exclusively on their customers and eliminates redundant operating expenses.

Superior Customer Service to Attract and Retain Customers.   We believe our ability to respond quickly to our customers’ demands is a key to profitable growth. We spend significant time and resources training our employees to effectively service our customers in each of our local markets, which we believe will increase our revenue.

Unique Entrepreneurial Culture to Attract and Retain Superior Employees.   Our unique entrepreneurial culture empowers our employees to make decisions and act within the parameters of a proven operating process and system. The balance we maintain between our entrepreneurial spirit and standardized operations enables us to attract and retain superior employees who can work independently yet consistently throughout our company based on defined objectives and frequent feedback.

Diverse and Stable Customer Base to Avoid Market Volatility.   We believe our large and diverse customer base of over 25,000 customers in fiscal 2007 limits our exposure to risks associated with customer concentration and fluctuations in local market conditions.

Experienced Management Team to Implement our Growth Strategy.   Our executive team is led by David Meyer, our Chairman and Chief Executive Officer, and Peter Christianson, our President and Chief Financial Officer, who have approximately 32 and 28 years, respectively, of industry experience. Our store managers and field marketers also have extensive industry knowledge and experience.

Our Growth Strategy

We believe our business strengths will enable us to grow our business as we implement the following growth strategies:

Increase Market Share and Same-Store Sales.   We focus on increasing our share of the equipment sold in our markets because our market share impacts current period revenue and compounds our revenue over the life of the equipment sold through recurring parts and service business. We seek to generate same-store sales growth and increase market share through significant marketing and advertising programs, supporting evolving technologies that are difficult for single-store operators to support, maintaining state-of-the-art service facilities and mobile service trucks and maximizing parts and equipment availability for our customers.

Make Selective Acquisitions to Grow Our Business.   The agricultural and construction equipment industries are fragmented and consist of many relatively small, independent businesses servicing discrete local markets. We believe a favorable climate for dealership consolidation exists due to several factors, including the competitiveness of our industry, growing dealer capitalization requirements and lack of succession alternatives. We intend to evaluate and pursue acquisitions with the objectives of entering new markets, consolidating distribution within our established network and strengthening our competitive position. We also look to add construction stores in local markets in which we sell agriculture equipment but do not have construction dealership agreements with CNH.

Integrate New Dealers into the Titan Operating Model.   We have developed the Titan Operating Model to optimize the performance and profitability of each of our stores. Upon consummation of each acquisition, we integrate acquired stores into our operations by implementing the Titan Operating Model and seeking to enhance each acquired store’s performance within its target market.

Risk Factors

Our business is subject to a number of risks discussed under the heading “Risk Factors” and elsewhere in this prospectus. The principal risks facing our business include, among others, our substantial dependence upon our relationship with CNH, termination and other provisions in our agreements with CNH affiliates, economic conditions in the agriculture and construction industries, the availability of financing for the equipment we sell, our ability to execute our acquisition strategy, and competition in our industry. There are also several risks relating to this offering and the ownership of our common stock. You should carefully consider these factors, as well as all of the other information set forth in this prospectus.

Corporate Information

We were incorporated as a North Dakota corporation in 1980 and intend to reincorporate in Delaware prior to the consummation of this offering. Our executive offices are located at 4876 Rocking Horse Circle, Fargo, ND 58104-6049. Our telephone number is (701) 356-0130. We maintain a web site at titanmachinery.com. Our web site and the information contained on our web site shall not be deemed to be part of this prospectus.

The Offering

Common stock offered by us	4,542,395 shares
Common stock offered by the selling stockholders	1,457,605 shares
Common stock to be outstanding after this offering	12,228,854 shares
Over-allotment option	The underwriters have a 30-day option to purchase up to 900,000 additional shares of common stock from us.
Initial public offering price	$8.50 per share
Use of proceeds

We intend to use the net proceeds from this offering to fund future acquisitions of dealerships, for working capital and general corporate purposes, to pay accrued cash dividends upon the conversion of all of our outstanding preferred stock and to repay outstanding debt. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” for additional information.

Nasdaq Global Market symbol	TITN

Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering is based on 7,686,459 shares, which includes 4,346,667 shares of common stock outstanding as of November 1, 2007, 790,206 shares to be issued upon the conversion, concurrent with this offering, of our outstanding preferred stock into the same number of shares of common stock, 2,308,648 shares to be issued upon the exchange or conversion, prior to this offering, of certain outstanding convertible subordinated debentures, and 240,938 shares to be issued upon the exercise of warrants held by CNH prior to this offering, and excludes:

•       208,252 shares of common stock issuable upon the exercise of then outstanding stock options (of which 49,086 are exercisable) at a weighted average exercise price of $5.63 per share;

•       200,000 shares of common stock issuable upon the exercise of stock options authorized to be granted concurrent with this offering to David Meyer, our Chairman and Chief Executive Officer, and Peter Christianson, our President and Chief Financial Officer, at an exercise price equal to the public offering price of the shares issued in this offering;

•       12,906 shares of common stock issuable pursuant to vesting of restricted stock grants;

•       133,638 shares of common stock issuable upon the exercise of then outstanding warrants (all of which are exercisable) at a weighted average exercise price of $3.46 per share; and

•       591,748 shares of common stock reserved and available for future issuances under our 2005 Equity Incentive Plan.

Except as otherwise noted, all information in this prospectus assumes:

•       no exercise of the underwriters’ over-allotment option;

•       the conversion of certain outstanding subordinated convertible debentures into 666,667 shares of common stock;

•       the conversion of all of our outstanding Series A and Series B preferred stock upon the closing of this offering into 466,673 shares of common stock and the payment of accrued cash dividends in the amount of $441,027 on this preferred stock;

•       the conversion of 323,533 shares of Series D preferred stock issued on August 1, 2007, which convert into the same number of shares of common stock;

•       the exchange of certain outstanding subordinated convertible debentures for 1,641,981 shares of common stock;

•       the exercise by CNH Capital of warrants to purchase 240,938 shares of common stock;

•       our reincorporation under Delaware law and the filing of our certificate of incorporation in Delaware prior to the completion of this offering; and

•       an initial public offering price of $8.50 per share.

Summary Financial Data

The following tables set forth, for the periods and dates indicated, our summary financial data. The summary financial data as of and for our fiscal years ended January 31, 2005, 2006, and 2007 have been derived from our audited financial statements included elsewhere in this prospectus. The summary financial data as of and for the six months ended July 31, 2006 and 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results included here and elsewhere in this prospectus are not necessarily indicative of future performance.

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
	(As Restated)	(As Restated)	(As Restated)	(Restated and Unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue
Equipment	$119,850	$175,549	$220,958	$95,088	$122,483
Parts	25,058	31,099	42,619	21,229	27,176
Service	13,141	16,572	21,965	10,506	13,041
Other	4,134	5,250	7,056	2,643	2,939
	162,183	228,470	292,598	129,467	165,639
Cost of revenue
Equipment	$109,023	$160,814	$200,558	$86,192	$110,533
Parts	18,402	22,459	29,909	15,676	20,016
Service	5,236	6,404	8,183	3,954	4,888
Other	3,119	4,081	5,337	1,928	2,041
	135,780	193,758	243,987	107,750	137,478
Gross profit	26,403	34,712	48,611	21,717	28,161
Operating expenses	22,596	26,978	37,399	17,051	21,452
Income from operations	3,807	7,734	11,212	4,666	6,708
Other income (expense)
Interest and other income	144	87	349	203	85
Floorplan interest expense	(1,009)	(2,296)	(3,294)	(1,467)	(1,831)
Other interest expense, including interest on subordinated debentures of $1,680 in 2007 and $559 in 2006 and $318 in 2005	(684)	(1,072)	(2,179)	(1,070)	(1,265)
Income before income taxes	2,258	4,453	6,088	2,332	3,697
Provision for income taxes	(911)	(1,721)	(2,450)	(902)	(1,468)
Income from continuing operations	1,347	2,732	3,638	1,430	2,229
Discontinued operations	(75)	—	—	—	—
Net income	$1,272	$2,732	$3,638	$1,430	$2,229
Adjustment to income:
Amortization of syndication fees-preferred stock	(19)	(21)	(21)	(11)	(11)
Unpaid accumulated preferred dividends	(90)	(102)	(102)	(51)	(51)
Income available to common stockholders	$1,163	$2,609	$3,515	$1,368	$2,167

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
	(As Restated)	(As Restated)	(As Restated)	(Restated and Unaudited)
	(in thousands, except per share data)
Earnings per share
Basic	$0.27	$0.60	$0.81	$0.31	$0.50
Diluted	$0.24	$0.47	$0.57	$0.23	$0.34
Pro Forma Basic (Unaudited)			$0.32		$0.12
Weighted average shares outstanding
Basic	4,341	4,341	4,345	4,345	4,345
Diluted	6,106	6,317	6,907	6,862	7,022
Pro Forma Basic (Unaudited)			7,685		7,685
Non-GAAP Data:
Adjusted EBIT (unaudited)	$2,942	$5,525	$8,267	$3,402	$4,962

Pro Forma Basic Earnings Per Share

The pro forma basic earnings per share (unaudited) and pro forma basic weighted average shares outstanding (unaudited) for the year and the six months ended January 31, 2007 and July 31, 2007, respectively, reflect (1) the conversion of all preferred stock outstanding as of August 1, 2007 into 790,206 shares of common stock, (2) the conversion or exchange of certain subordinated convertible debentures for 2,308,648 shares of common stock prior to the completion of this offering, and (3) the exercise of warrants by CNH Capital to purchase 240,938 shares of common stock at $4.50 per share, as follows:

	Year ended January 31, 2007	Six months ended July 31, 2007
	(Unaudited)
Net income	$3,638,311	$2,228,796
Plus: Income impact of assumed conversions
Interest on convertible debentures (net of tax effect)	322,324	161,162
Less: debt conversion costs (net of tax effect)(1)	(1,467,998)	(1,467,998)
Income available to common stockholders plus assumed conversions	$2,492,637	$921,960
Pro Forma weighted-average shares outstanding:
Basic weighted-average shares outstanding	4,344,753	4,344,753
Plus: Incremental shares from assumed conversions
Convertible debentures	2,308,648	2,308,648
Convertible preferred shares	790,206	790,206
Warrants	240,938	240,938
Pro Forma weighted-average shares outstanding	7,684,545	7,684,545
Pro Forma Basic Earnings Per Share	$0.32	$0.12

(1)        Debt conversion costs were determined by multiplying the additional shares issuable in connection with the exchange of the convertible debentures (301,981 shares) by $7.50 per share, the low point of the proposed initial public offering price range, in the case of 160,285 of such shares, which a holder of convertible debentures elected to exchange early, and the initial public offering price of $8.50 per share, in the case of the remaining 141,696 shares, which will be exchanged immediately prior to the consummation of this offering. An assumed tax rate of 39% was used in calculating the debt conversion costs net of taxes.

Adjusted EBIT

The adjusted EBIT measure presented consists of net income before (1) other interest expense, (2) provision for income taxes and (3) discontinued operations. We are providing adjusted EBIT, a non-GAAP financial measure, along with GAAP measures, as a measure of income from operations because we believe interest and other income, floorplan interest expense are driven by decisions related to operating our business compared to other items of interest expense, which are associated with capitalizing our business. We believe that adjusted EBIT is meaningful information about our business operations that investors should consider along with our GAAP financial information. We use adjusted EBIT, as well as income from operations and net income, for planning purposes, including the preparation of internal operating budgets.

Adjusted EBIT is a non-GAAP measure that has limitations because it does not include all items of income and expense that impact our operations. This non-GAAP financial measure is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures.

The following is a reconciliation of our net income to adjusted EBIT:

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
	(As Restated)	(As Restated)	(As Restated)	(Restated and Unaudited)
	(dollars in thousands)
Net Income	$1,272	$2,732	$3,638	$1,430	$2,229
Other Interest Expense	684	1,072	2,179	1,070	1,265
Provision for Income Taxes	911	1,721	2,450	902	1,468
Discontinued Operations	75	—	—	—	—
Adjusted EBIT	$2,942	$5,525	$8,267	$3,402	$4,962

	January 31,			July 31,
	2005	2006	2007	2007
				(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash	$1,108	$8,671	$7,572	$1,222
Inventories	66,569	81,631	106,254	122,488
Goodwill and intangibles, net	1,227	1,587	3,905	6,386
Total assets	79,106	105,083	138,872	155,530
Floorplan notes payable	51,617	61,908	84,699	90,089
Long-term debt	8,440	18,599	24,790	26,786
Total liabilities (as restated)	70,890	93,834	123,814	138,135
Redeemable Securities (as restated)	1,433	1,556	1,680	1,741
Total stockholders’ equity (as restated)	6,783	9,693	13,378	15,654

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information contained in this prospectus before you decide to buy our common stock. If any of the following risks related to our business actually occurs, our business, financial condition and operating results would be adversely affected. The market price of our common stock could decline due to any of these risks and uncertainties related to our business, or related to an investment in our common stock, and you may lose part or all of your investment.

Risks Related to Our Business

We are substantially dependent upon our relationship with CNH.

We are an authorized dealer of CNH agricultural and construction equipment and parts. In fiscal 2007, CNH supplied approximately 77% of the new equipment we sold and represented a significant portion of our parts revenue. Our acquisition strategy contemplates the acquisition of additional CNH geographic areas of responsibility and store locations in both the agricultural and construction equipment areas. We depend on CNH Capital America LLC, or CNH Capital, for floorplan financing to purchase a substantial portion of our inventory. In addition, CNH Capital provides a significant percentage of the financing used by our customers to purchase CNH equipment from us. CNH also provides incentive programs and discount programs from time to time that enable us to price our products more competitively. In addition, CNH conducts promotional and marketing activities on national, regional and local levels. Due to our substantial dependence on CNH, our success depends, in significant part, on (i) the overall reputation and success of CNH; (ii) the availability and terms of floorplan financing and customer financing from CNH Capital; (iii) the incentive and discount programs provided by CNH and its promotional and marketing efforts for its industrial and agricultural products; (iv) the goodwill associated with CNH trademarks; (v) the introduction of new and innovative products by CNH; (vi) the manufacture and delivery of competitively-priced, high quality equipment and parts by CNH in quantities sufficient to meet our customers’ requirements on a timely basis; (vii) the quality, consistency and management of the overall CNH dealership system; and (viii) the ability of CNH to manage its risks and costs, including those associated with being a multinational company. If CNH does not provide, maintain or improve any of the foregoing, or if CNH were sold or reduced or ceased operations, there could be a material adverse effect on our financial condition and results of operations.

CNH may terminate its dealership agreements with us or change the terms of those agreements, which could adversely affect our business.

Under our dealership agreements with CNH through CNH America LLC, CNH’s U.S. manufacturing entity, CNH entities have the right to terminate these agreements immediately in certain circumstances, and, in some cases, for any reason 90 days following written notice. Furthermore, CNH entities may change the terms of their agreements with us, among other things, to change our sales and service areas and/or the product, pricing or delivery terms. CNH routinely conducts evaluations of dealership standards, customer satisfaction surveys and market share studies, the results of which can impact the relationships with its dealers. CNH uses the evaluation results to increase or decrease the monetary rewards to dealers, or limit or expand the availability of financing, warranty reimbursements or other marketing incentives. If CNH were to change the terms of any or all of these agreements in a manner that adversely affects us, our business may be harmed, and if CNH were to terminate all or any of its dealer agreements with us, our business would be severely harmed.

Restrictions in our CNH dealership agreements may significantly affect our operations and growth and prevent a change in control of our company.

We operate our stores pursuant to CNH’s customary dealership agreements. These agreements impose a number of restrictions and obligations on us with respect to our operations, including our obligations to actively promote the sale of CNH equipment within our designated geographic areas of responsibility, fulfill the warranty obligations of CNH, provide services to our customers, maintain sufficient parts inventory to service the needs of our customers, maintain inventory in proportion to the sales potential in each sales and service geographic area of responsibility, maintain adequate working capital and maintain stores only in authorized locations. Prior consent of CNH is required for the acquisition by another party of 20% or more of our outstanding stock following this offering and for our acquisition of other CNH dealerships; otherwise, CNH may terminate our dealership agreements. There can be no assurances that CNH will give any such consent. The restrictions and obligations in our CNH dealership agreements limit our flexibility in operating our current stores and acquiring new stores, which could have an adverse effect on our operations and growth. Furthermore, the requirement that CNH consent to the acquisition by any party of 20% or more of our outstanding stock may have the effect of discouraging transactions involving a change in our control, including transactions that stockholders might deem to be in their best interests.

Our agricultural equipment dealer appointments are not exclusive to the geographic areas we serve, which could adversely affect our operations and financial condition.

CNH could appoint other agricultural equipment dealers in close proximity to our existing stores. The sales and service geographic areas of responsibility assigned to our dealerships can be enlarged or reduced by CNH upon 30 days’ prior written notice. CNH and other agricultural equipment dealers can also sell in our sales and service geographic areas of responsibility. To the extent CNH appoints other agricultural equipment dealers within our markets, enlarges or reduces the sales and service geographic areas of responsibility relating to our stores, amends the dealership agreements or imposes new or different terms or conditions under the dealer agreements, our operations and financial condition could be adversely affected.

If our acquisition plans are unsuccessful, we may not achieve our planned revenue growth.

We believe a significant portion of our future growth will depend on our ability to acquire additional dealerships. Our ability to continue to grow through the acquisition of additional CNH geographic areas of responsibility and store locations or other businesses will be dependent upon the availability of suitable acquisition candidates at acceptable costs, our ability to compete effectively for available acquisition candidates and the availability of capital to complete the acquisitions. We may not successfully identify suitable targets, or if we do, we may not be able to close the transactions, or if we close the transactions, they may not be profitable. In addition, CNH’s consent is required for the acquisition of any CNH dealership, and the consent of Bremer Bank National Association is required for the acquisition of any dealership. CNH typically evaluates management, performance and capitalization of a prospective acquirer in determining whether to consent to the sale of a CNH dealership. There can be no assurance that CNH or Bremer will consent to any or all acquisitions of dealerships that we may propose.

Our potential inability to successfully integrate newly-acquired dealerships may adversely affect our financial results.

Once an acquisition is completed, we face many other risks commonly encountered with growth through acquisitions. These risks include incurring significantly higher than anticipated capital expenditures and operating expenses; failing to assimilate the operations and personnel of the acquired dealerships; disrupting our ongoing business; dissipating our management resources; failing to maintain uniform standards, controls and policies; and impairing relationships with employees and customers as a result of changes in management. Fully integrating an acquired dealership into our operations and realization of the full benefit of our strategies, operating model and systems may take several years. There can be no assurance that we will be successful in overcoming these risks or any other problems encountered with such acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also will have a significant impact on our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.

We have grown significantly through acquisitions in recent years and expect to continue to grow through acquisitions. Management has expended, and expects to continue to expend, significant time and effort in evaluating, completing and integrating acquisitions and opening new stores. There can be no assurance that our systems, procedures and controls will be adequate to support our expanding operations. Any future growth will also impose significant added responsibilities on our executives, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance we will be able to identify and retain such additional management. If we are unable to manage growth efficiently and effectively, or are unable to attract and retain additional qualified management, there could be a material adverse effect on our financial condition and results of operations.

Substantial inventory financing is required for the equipment we sell but may not be available, which could adversely affect our growth and results of operations.

The sale of agricultural and construction equipment requires substantial inventories of equipment and parts to be maintained at each store to facilitate sales to customers on a timely basis. We generally purchase our inventories of equipment with the assistance of floorplan financing programs through CNH Capital and other lenders. As we grow, whether internally or through acquisitions, our inventory requirements will increase and, as a result, our financing requirements also will increase. Certain financing has been guaranteed by David Meyer, our Chairman and Chief Executive Officer. To the extent that these guarantees were to be revoked or otherwise unavailable, we may not be able to maintain or obtain inventory financing. In the event that our available financing sources are not maintained or are insufficient to satisfy our future requirements, we would be required to obtain financing from other sources. There can be no assurance that additional or alternative financing could be obtained on commercially reasonable terms. To the extent additional financing cannot be obtained on commercially reasonable terms, our growth and results of operations could be adversely affected.

We lease most of our dealership sites from related parties, and if we are unable to obtain commercially reasonable terms and conditions from these related parties or unrelated third parties in the future, our growth and financial condition may be adversely affected.

We lease 24 of our 35 dealership sites from entities affiliated with David Meyer, our Chairman and Chief Executive Officer, Tony Christianson, one of our directors, or Peter Christianson, our President and Chief Financial Officer. We expect that we may lease future dealership sites we acquire from parties related to our affiliates. There is no guarantee that related parties will offer us commercially reasonable terms and conditions or that unrelated third parties will provide alternate dealership sites on commercially reasonable terms and conditions. If we cannot obtain commercially reasonable terms and conditions on leases for our current or future dealership sites from entities related to Messrs. Meyer, Tony Christianson or Peter Christianson, or from unrelated third parties, our growth and financial condition may be adversely affected.

Failure to properly manage our equipment inventory, our largest asset, would have a significant adverse effect on our operations.

Our equipment inventory has generally represented 65% or more of our total assets. Thus, our success is significantly dependent upon our ability to manage the supply and cost of new and used equipment. The pricing of equipment can be highly volatile and subject to negotiation, particularly in the used equipment market. Pricing for and sales of used equipment can be significantly affected by the limited market for such equipment. Further, liquidation prices of used agricultural and construction equipment can have significant fluctuations due to economic cycles, utilization trends and degree of specialization. We are dependent upon the ability of our management and buyers to negotiate acceptable purchase prices, to affect a proper balance of new and used equipment and to manage the amount of equipment in inventory to assure quick turnover. Our failure to manage our inventory and equipment costs could materially adversely affect our results of operations and financial condition.

An industry oversupply of used and rental equipment may adversely affect our operations.

According to industry reports from the Association of Equipment Manufacturers, in recent years, short-term lease programs and commercial rental agencies for construction equipment have expanded significantly in North America. Nationwide rental conglomerates have become sizeable purchasers of new equipment and can have a significant impact on industry sales and margins, particularly in light construction equipment. When equipment comes off of lease or is replaced with newer equipment by rental agencies, there may be a significant increase in the availability of late-model used equipment. An oversupply of used equipment could adversely affect demand for, or the market prices of, new and used equipment. In addition, a decline in used equipment prices could have an adverse effect on residual values for leased equipment, which could adversely affect our financial performance.

Adverse changes in the agricultural industries could result in decreases in purchases of agricultural equipment and harm our revenue and profitability.

Our business depends to a great extent upon general activity levels in the agricultural industries. Changes in farm income and farmland value, the level of worldwide farm output and demand for farm products, commodity prices, animal diseases and crop pests, and limits on agricultural imports are all material factors that could adversely affect the agricultural industries and result in a decrease in the amount of agricultural equipment that our customers purchase. The nature of the agricultural equipment industries is such that a downturn in demand can occur suddenly, resulting in excess inventories, un-utilized production capacity and reduced prices for new and used equipment. These downturns may be prolonged and our revenue and profitability would be harmed.

Adverse changes in governmental agricultural policies, including decreases in farm subsidies, may reduce demand for agricultural equipment and cause our revenue to decline.

Changes in governmental agricultural policy could adversely affect sales of agricultural equipment. Government subsidies influence demand for agricultural equipment. Proposals for a new farm bill and the 2008 USDA budget, if adopted, may reduce the amount of payments to individual farmers. We cannot predict the outcome of these proposals, and to the extent that these proposals reduce payments to individual farmers, these proposals, if adopted, could reduce demand for agricultural equipment and we could experience a decline in revenue.

Adverse changes in the construction industry could result in decreased demand for construction equipment and harm our revenue.

General economic conditions in markets in which we do business can impact the demand for our construction equipment. The construction industry in our geographical areas has experienced recent instances of economic down cycles and interest rate fluctuations that have affected the new residential housing market, which negatively impacts sales of light construction equipment. Decreased demand for our products can have a negative impact on our financial performance and cash flow. Our business and earnings are impacted by the changes in the residential construction industry. The ability of consumers to obtain mortgages for the purchase of newly constructed homes impacts the overall demand for new home construction. The uncertainties created by recent events in the sub-prime mortgage market and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of consumers to obtain financing for the purchase of new homes, thus reducing demand for new construction and in turn reducing our customers’ demand for our construction equipment. Reduced demand for our construction equipment can negatively affect our financial performance and cash flow.

Climate fluctuations may negatively impact the agricultural and construction equipment markets and harm our sales.

Weather conditions, particularly severe floods and droughts, can have a significant impact on the success of regional agricultural and construction markets and, therefore, the economic conditions of the regions in which we operate stores. Accordingly, our financial condition and results of operations may be materially and adversely affected by any adverse cyclical trends or weather conditions.

Our results of operations may fluctuate from period to period due to interest rate adjustments.

The ability to finance affordable purchases, of which the interest rate charged is a significant component, is an important part of a customer’s decision to purchase agricultural or construction equipment. Interest rate increases may make equipment purchases less affordable for customers and, as a result, our revenue and profitability may decrease as we manage excess inventory and reduce prices for equipment. To the extent we cannot pass on our increased costs of inventory to our customers, our net income may decrease. Partially as a result of the foregoing, our results of operations have in the past and in the future are expected to continue to fluctuate from quarter to quarter and year to year. We are unable to anticipate the timing and impact of interest rate adjustments. Recently, the sub-prime and alternative mortgage markets have been receiving negative attention, resulting in tighter lending standards throughout the mortgage industry and overall credit markets. This volatility in the credit markets may have a negative impact on our business by making it more difficult for certain of our customers to obtain financing to purchase agricultural or construction equipment. Conversely, the recent decrease in interest rates may positively affect a customer’s decision to purchase agricultural or construction equipment. We are unable to predict with certainty any positive or negative affect on our business as a result of the recent interest rate decrease.

Aggressive pricing competition could adversely affect our results of operation and growth.

The agricultural and construction equipment sales and distribution industries are highly competitive and fragmented, with large numbers of companies operating on a regional or local scale. Historically, our competitors have competed aggressively on the basis of pricing or inventory availability, resulting in decreased margins on our sales to the extent we choose to match our competitors’ downward pricing. To the extent we choose not to match or remain within a reasonable competitive distance from our competitors’ pricing, it could also have an adverse impact on our results of operations, as we may lose sales volume. In addition, to the extent CNH’s competitors provide their dealers with more innovative and/or higher quality products, better customer financing, or have more effective marketing efforts, our ability to compete and financial condition and results of operations could be adversely affected.

We are substantially dependent on our Chief Executive Officer and President, the loss and replacement of whom could have a material adverse effect on our business.

We believe our success will depend to a significant extent upon the efforts and abilities of David Meyer, our Chairman and Chief Executive Officer, and Peter Christianson, our President and Chief

Financial Officer. The employment relationships with both Mr. Meyer and Mr. Christianson are terminable by us or each of them at any time for any reason. The loss of the services of one or both of these persons and other key employees could have a material adverse effect on our operating results.

Selling agricultural and construction equipment and parts subjects us to product liability risks that could adversely affect our financial condition and reputation.

Products sold or serviced by us may expose us to potential liabilities for personal injury or property damage claims relating to the use of such products. There can be no assurance that we will not be subject to or incur any liability for such claims in the future. There can be no assurance that our product liability insurance will be adequate to cover product liability claims. There also can be no assurance that such insurance will continue to be available on economically reasonable terms. An uninsured or partially insured claim for which indemnification is not provided could have a material adverse effect on our financial condition. Furthermore, if any significant claims are made against us or against CNH or any of our other suppliers, our business may be adversely affected by any resulting negative publicity.

Risks Relating to this Offering and Ownership of Our Common Stock

Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for our common stock was determined by negotiations between representatives of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition, the stock markets have been extremely volatile. The risks related to our company discussed above, as well as decreases in market valuations of similar companies, could cause the market price of our common stock to decrease significantly from the price you pay in this offering.

In addition, securities class action litigation often has been initiated when a company’s stock price has fallen below the company’s initial public offering price soon after the offering closes or following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we would incur substantial costs and our management’s attention would be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable research or downgrade our common stock, the price of our common stock could decline.

As a newly publicly-traded company, investors may look to reports of equity research analysts for additional information regarding our industry and operations. Therefore, the trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. Equity research analysts may elect not to provide research coverage of our common stock, which may adversely affect the market price of our common stock. If equity research analysts do provide research coverage of our common stock, the price of our common stock could decline if one or more of these analysts downgrade our common stock or if they issue other unfavorable commentary about us or our business. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of our common stock by our existing stockholders could cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. All of our existing stockholders prior to this offering are subject to lock-up agreements that restrict their ability to transfer their shares of our common stock. In addition, we intend to file registration statements with the SEC covering any shares of our common stock acquired upon option exercises prior to the closing of this offering and all of the shares subject to options outstanding, but not exercised, as of the closing of this offering upon the closing of this offering. The market price of shares of our common stock may decrease significantly when the restrictions on resale by our existing stockholders lapse and our stockholders, warrant holders and option holders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

Our net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes, including possible acquisitions of dealers of CNH products. We have not, however, determined the allocation of these net proceeds among the various uses described in this prospectus. Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will have to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether we use the net proceeds from this offering appropriately. We may place the net proceeds in investments that do not produce income or that lose value, which may cause our stock price to decline.

Our directors and executive officers will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

We anticipate that our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own 45.4% of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. In particular, David Meyer, our Chairman and Chief Executive Officer, will own over 28.6% of our outstanding capital stock following the completion of this offering. As such, he alone is able to exercise significant influence over matters requiring approval by the stockholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may affect the market price of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

We intend to reincorporate in Delaware prior to the consummation of this offering. Upon the closing of this offering, provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. These provisions:

•       permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•       provide that the authorized number of directors may be changed by resolution of the board of directors;

•       provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•       divide our board of directors into three classes;

•       provide that directors may only be removed for cause by the holders of at least two-thirds of the voting power of the shares eligible to vote for directors;

•       require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•       provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and

•       do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $4.12 per share (based on the offering price of $8.50 per share), because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. In addition, if outstanding options to purchase our common stock are exercised, you will experience additional dilution. See “Dilution.”

We can issue shares of preferred stock without stockholder approval, which could adversely affect the rights of common stockholders.

Our charter documents permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our stockholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common stockholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

Becoming a public company will divert our management’s attention and substantially increase our legal and financial compliance costs, which could harm our business, financial condition and results of operations.

Compliance with publicly-traded company regulations will have an adverse impact on our resources. As a publicly-traded company, we will be subject to rules and regulations that will increase our legal and financial compliance costs, make some activities more time-consuming and costly, and divert our management’s attention away from the operation of our business. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs. Furthermore, our current management does not have prior experience in running a public company. The costs of becoming public and the diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We will be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder for fiscal 2009. If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions or their impact on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting, we may be unable to report our financial results accurately or in a timely manner and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our results or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information.

These important factors include those that we discuss under the heading “Risk Factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. You should read this prospectus completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.

THIRD PARTY INFORMATION

All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

We obtained industry and market data used throughout this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $35 million, or approximately $42 million if the underwriters exercise their over-allotment option in full. This estimate is based upon the initial public offering price of $8.50 per share, less estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use these net proceeds as follows:

•       to fund potential acquisitions of CNH agricultural and construction equipment dealerships;

•       for general corporate purposes, including working capital needs;

•       to pay accrued cash dividends in the aggregate amount of $441,027 upon the conversion of all of our outstanding preferred stock;

•       to repay subordinated debentures in the aggregate principal amount of $142,424. These debentures mature in November 2012 and accrue interest at a rate of 5% per annum; and

•       to repay the subordinated note issued to CNH Capital issued January 31, 2006 in an aggregate principal amount of $7.5 million, which accrues interest at a rate of 10.5% per annum and matures in April 2012.

We are not currently in negotiations for any acquisitions for which we intend to use the proceeds of this offering.

Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities. We intend to use any interest earned by these investments for the purposes listed above.

DIVIDEND POLICY

We have not historically paid any dividends on our common stock. Following the completion of this offering, we intend to retain our future earnings, if any, to finance the expansion and growth of our business. We do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any. Currently, our credit facilities restrict our ability to pay cash dividends. Upon the consummation of this offering, we will pay accrued cash dividends in the aggregate amount of $441,027 upon the conversion of all of our outstanding preferred stock.

CAPITALIZATION

The following table sets forth our capitalization as of July 31, 2007:

•       on an actual basis;

•       on a pro forma basis to reflect (1) the conversion of all preferred stock outstanding as of August 1, 2007 into 790,206 shares of common stock, (2) the conversion or exchange of certain subordinated convertible debentures for 2,308,648 shares of common stock prior to the completion of this offering, (3) the payment of accrued cash dividends on the preferred stock in the amount of $404,154 (assuming the dividends are paid on July 31, 2007), (4) the repayment on or prior to the completion of this offering of $1.8 million of subordinated debentures held by Titan Income Holdings, LLLP, including $15,750 in interest (assuming interest was paid on July 31, 2007), and (5) the exercise of warrants by CNH Capital to purchase 240,938 shares of common stock at $4.50 per share; and

•       on a pro forma as adjusted basis to reflect the conversions, exchange and exercise described above, as well as our sale of shares in this offering at the initial public offering price of $8.50 per share, after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from our sale of common stock in this offering.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of July 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash	$1,222	$102	$27,367
Floorplan notes payable(1)	$90,089	$90,089	$90,089
Long-term debt:
Senior term notes (including current maturities)	12,935	12,935	12,935
Subordinated debentures	10,441	8,726	1,300
Convertible subordinated debentures	6,350	—	—
Other debt	1,210	1,210	1,210
Total long-term debt	30,936	22,871	15,445
Reedemable securities (as restated):
Series D convertible preferred stock, $.00001 par value, 323,533 shares authorized, no shares issued and outstanding, actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Series C convertible preferred stock, $.00001 par value, 2,000,000 shares authorized, no shares issued and outstanding, actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Series B convertible preferred stock, $.00001 par value, 2,000,000 shares authorized, 125,001 shares issued and outstanding actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	503	—	—
Series A convertible preferred stock, $.00001 par value, 2,000,000 shares authorized, 341,672 shares issued and outstanding actual, and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1,238	—	—
Undesignated preferred stock, $.00001 par value, 5,000,000 authorized, no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Stockholders equity (as restated):
Common stock $.00001 par value, 30,000,000 shares authorized, 4,344,753 shares issued and outstanding, actual, 30,000,000 authorized, 7,684,545 shares issued and outstanding pro forma, and 30,000,000 authorized, 11,526,940 shares issued and outstanding pro forma as adjusted	—	—	—
Additional paid-in capital	623	11,695	46,315
Retained earnings	15,031	14,938	14,658
Total equity	15,654	26,633	60,973
Total capitalization	$138,420	$139,593	$166,507

(1)                          Approximately $36.5 million of floorplan notes were interest-bearing.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after completion of this offering. Our net tangible book value as of July 31, 2007 was $9.3 million, or $2.13 per share of common stock, not taking into account the conversion of our outstanding convertible preferred stock, the conversion or exchange of certain convertible subordinated debentures into and for common stock, the exercise of outstanding options and warrants or the repayment of $1.8 million in aggregate principal amount of subordinated debentures issued to Titan Income Holdings, LLLP. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less our total liabilities (including our preferred stock) divided by the number of shares of common stock outstanding. The pro forma net tangible book value of our common stock as of July 31, 2007 was approximately $17.8 million, or approximately $2.42 per share, based on the number of shares outstanding as of July 31, 2007, after giving effect to the conversion of all outstanding convertible preferred stock into shares of common stock upon the closing of this offering, the conversion and exchange of certain convertible subordinated debentures into and for common stock prior to the closing of this offering, the exercise by CNH Capital of warrants to purchase 240,938 shares of common stock at $4.50 per share, the payment of accrued cash dividends on the preferred stock in the amount of $404,154 (assuming the dividends are paid on July 31, 2007) and the repayment of $1.8 million in aggregate principal amount of subordinated debentures issued to Titan Income Holdings, including the payment of $15,750 in interest (assuming interest was paid on July 31, 2007). Our preferred stock automatically converts into common stock upon consummation of this offering in accordance with the terms of the preferred stock set forth in the applicable certificates of designation, certain convertible subordinated debentures will be exchanged for shares of common stock in accordance with an agreement we have entered into with the holders of the debentures, and the other debentures will be converted into shares of common stock that CNH Capital will sell in this offering. CNH Capital will exercise the 240,938 warrants prior to closing.

After giving effect to our sale of shares at the initial public offering price of $8.50 per share, deducting estimated underwriting discounts and commissions and offering expenses, and applying the net proceeds from this sale, the pro forma as adjusted net tangible book value of our common stock, as of July 31, 2007, would have been approximately $52.2 million, or $4.38 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $1.96 per share and an immediate dilution to new investors of $4.12 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$8.50
Pro forma net tangible book value per share as of July 31, 2007	$2.42
Increase per share attributable to new investors	$1.96
Pro forma as adjusted net tangible book value per share after this offering		$4.38
Dilution per share to new investors		$4.12

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma as adjusted net tangible book value to existing stockholders of $0.25 per share and an immediate dilution in pro forma as adjusted net tangible book value to new investors of $3.87 per share.

The following table summarizes, as of July 31, 2007, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon the initial public offering price of $8.50 per share and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share(1)
Existing stockholders	7,361,012	61.8%	$8,921,741	18.8%	$1.21
New investors	4,542,395	38.2%	$38,610,358	81.2%	$8.50
Total	11,903,407	100%	$47,532,099	100%	$3.99

(1)                       Giving effect to the issuance of 323,533 shares of Series D preferred stock issued August 1, 2007 in connection with the acquisition of certain assets, the shares purchased by existing stockholders would be 7,684,545 shares or 62.8% of the adjusted total shares of 12,226,940 shares; the total consideration paid by existing stockholders would be $11,348,238 or 22.7% of the adjusted total consideration of $49,958,596; and the average price per share for the existing stockholders would be $1.48 and the total average price per share would be $4.09.

Because the exercise prices of our outstanding options and warrants are significantly below the initial public offering price of $8.50 per share, investors purchasing common stock in this offering will suffer additional dilution when and if these options and warrants are exercised.

The information in this section does not reflect the issuance of 323,533 shares of Series D preferred stock issued August 1, 2007 or the acquired assets associated with the issuance of these shares.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which follows immediately after this section. We derived the statement of operations data for the years ended January 31, 2003, 2004, 2005, 2006 and 2007, and the balance sheet data as of those dates, from our audited financial statements, which for the years ended January 31, 2005, 2006 and 2007 are contained elsewhere in this prospectus. Those statements were audited by Eide Bailly LLP, our independent registered public accounting firm. The statement of operations data for the six months ended July 31, 2006 and 2007, and the balance sheet data as of July 31, 2007, are derived from our unaudited financial statements included elsewhere in this prospectus. Our management believes that the unaudited financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. Our results are not necessarily indicative of the results we may achieve in any future period.

	Year ended January 31,					Six months ended July 31,
	2003	2004	2005	2006	2007	2006	2007
	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(Restated and Unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue
Equipment	$ 43,591	$ 66,091	$ 119,850	$ 175,549	$ 220,958	$ 95,088	$ 122,482
Parts	13,764	18,897	25,058	31,099	42,619	21,229	27,176
Service	7,415	9,940	13,141	16,572	21,965	10,506	13,040
Other	1,788	2,527	4,134	5,250	7,056	2,643	2,939
	66,558	97,455	162,183	228,470	292,598	129,467	165,639
Cost of revenue
Equipment	39,903	60,287	109,023	160,814	200,558	86,192	110,533
Parts	10,148	13,401	18,402	22,459	29,909	15,676	20,016
Service	2,994	3,717	5,236	6,404	8,183	3,954	4,888
Other	1,144	1,864	3,119	4,081	5,337	1,928	2,041
	54,189	79,269	135,780	193,758	243,987	107,750	137,478
Gross profit	12,369	18,186	26,403	34,712	48,611	21,717	28,161
Operating expenses	11,130	16,609	22,596	26,978	37,399	17,051	21,452
Income from operations	1,239	1,577	3,807	7,734	11,212	4,666	6,708
Other income (expense)
Interest and other income	144	48	144	87	349	203	85
Other interest expense	(701)	(1,346)	(1,693)	(3,368)	(5,473)	(2,537)	(3,096)
Income before income taxes	682	279	2,258	4,453	6,088	2,332	3,697
Provision for income taxes	(266)	(115)	(911)	(1,721)	(2,450)	(902)	(1,468)
Income from continuing operations	416	164	1,347	2,732	3,638	1,430	2,229
Discontinued operations	—	—	(75)	—	—	—	—
Net income	$ 416	$ 164	$ 1,272	$ 2,732	$ 3,638	$ 1,430	$ 2,229
Adjustment to income:
Amortization of syndication fees—preferred stock	—	(14)	(19)	(21)	(21)	(11)	(11)
Unpaid accumulated preferred dividends	—	(59)	(90)	(102)	(102)	(51)	(51)
Income available to common stockholders	$ 416	$ 91	$ 1,163	$ 2,609	$ 3,515	$ 1,368	$ 2,167
Earnings per share
Basic	$ 0.11	$ 0.02	$ 0.27	$ 0.60	$ 0.81	$ 0.31	$ 0.50
Diluted	$ 0.11	$ 0.02	$ 0.24	$ 0.47	$ 0.57	$ 0.23	$ 0.34
Pro Forma Basic (Unaudited)					$ 0.32		$ 0.12
Weighted average shares outstanding
Basic	3,811	4,341	4,341	4,341	4,345	4,345	4,345
Diluted	3,815	4,348	6,106	6,317	6,907	6,862	7,022
Pro Forma Basic (Unaudited)					7,685		7,685

The pro forma basic earnings per share (unaudited) and pro forma basic weighted average shares outstanding (unaudited) for the year and the six months ended January 31, 2007 and July 31, 2007, respectively, reflect (1) the conversion of all preferred stock outstanding as of August 1, 2007 into 790,206 shares of common stock, (2) the conversion or exchange of certain subordinated convertible debentures for 2,308,648 shares of common stock prior to the completion of this offering, and (3) the exercise of warrants by CNH Capital to purchase 240,938 shares of common stock at $4.50 per share, as follows:

	Year ended January 31, 2007	Six months ended July 31, 2007
	(Unaudited)
Net income	$ 3,638,311	$ 2,228,796
Plus: Income impact of assumed conversions
Interest on convertible debentures (net of tax effect)	322,324	161,162
Less: debt conversion costs (net of tax effect)(1)	(1,467,998)	(1,467,998)
Income available to common stockholders plus assumed conversions	$ 2,492,637	$ 921,960
Pro Forma weighted-average shares outstanding:
Basic weighted-average shares outstanding	4,344,753	4,344,753
Plus: Incremental shares from assumed conversions
Convertible debentures	2,308,648	2,308,648
Convertible preferred shares	790,206	790,206
Warrants	240,938	240,938
Pro Forma weighted-average shares outstanding	7,684,545	7,684,545
Pro Forma Basic Earnings Per Share	$ 0.32	$ 0.12

(1)        Debt conversion costs were determined by multiplying the additional shares issuable in connection with the exchange of the convertible debentures (301,981 shares) by $7.50 per share, the low point of the proposed initial public offering price range, in the case of 160,285 of such shares, which a holder of convertible debentures elected to exchange early, and the initial public offering price of $8.50 per share, in the case of the remaining 141,696 shares, which will be exchanged immediately prior to the consummation of this offering. An assumed tax rate of 39% was used in calculating the debt conversion costs net of taxes.

	January 31,					July 31,
	2003	2004	2005	2006	2007	2007
	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(Restated and Unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash	$ 1,681	$ 1,937	$ 1,108	$ 8,671	$ 7,572	$ 1,222
Receivables	2,312	3,084	4,969	5,794	10,921	11,436
Inventories	38,592	34,381	66,569	81,631	106,254	122,488
Prepaid expenses	34	50	45	33	186	244
Deferred income taxes	243	288	321	423	462	462
Goodwill and intangibles, net	1,273	1,280	1,227	1,587	3,905	6,386
Property and equipment	2,370	2,235	3,559	5,327	8,175	11,911
Other assets	1,067	1,413	1,308	1,617	1,397	1,381
Total assets	$ 47,572	$ 44,668	$ 79,106	$ 105,083	$ 138,872	$ 155,530
Accounts payable	$ 2,835	$ 3,316	$ 3,227	$ 5,488	$ 4,228	$ 7,878
Line of credit	1,500	400	2,644	—	—	—
Notes payable	757	—	—	—	—	—
Floorplan notes payable(1)	27,277	20,721	51,617	61,908	84,699	90,089
Current maturities of long-term debt	631	1,139	1,113	1,532	2,824	4,150
Customer deposits	908	3,641	2,135	4,015	4,608	6,460
Accrued expenses	603	914	1,023	1,942	2,287	2,386
Income taxes payable	14	61	691	350	378	386
Total current liabilities	34,525	30,192	62,450	75,235	99,024	111,348
Long-term liabilities	4,043	4,442	4,948	4,405	8,043	9,996
Subordinated debentures	3,492	3,492	3,492	14,194	16,747	16,791
Redeemable securities	—	927	1,433	1,556	1,680	1,741
Total stockholders’ equity	5,512	5,615	6,783	9,693	13,378	15,654
	$ 47,572	$ 44,668	$ 79,106	$ 105,083	$ 138,872	$ 155,530

(1)         Approximately 40.5% of floorplan notes payable are interest bearing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Selected Financial Data and our financial statements and the accompanying notes. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We own and operate what we believe is one of the largest networks of full service agricultural and construction equipment stores in North America. Based upon information provided to us by CNH, we are the world’s largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S. We sell and rent agricultural and construction equipment, sell parts, and service the equipment operating in the areas surrounding our stores.

The agricultural equipment we sell and service includes machinery and attachments for uses ranging from large-scale farming to home and garden use. The construction equipment we sell and service includes heavy construction and light industrial machinery for commercial and residential construction, road and highway construction and mining applications.

We offer our customers a one-stop solution for their equipment needs through new and used equipment sales, parts sales, repair and maintenance services and equipment rental and other activities. The new equipment and parts we sell are supplied primarily by CNH. According to public reports filed by CNH, CNH is a leading manufacturer and supplier of agricultural and construction equipment based on the number of units sold, primarily through the Case IH Agriculture, New Holland Agriculture, Case Construction and New Holland Construction brands. Sales of new CNH products accounted for approximately 77% of our new equipment revenue in fiscal 2007 with no other supplier accounting for more than 3%. We acquire used equipment for resale through trade-ins from our customers and selective purchases. We sell parts and provide in-store and on-site repair and maintenance services. We rent equipment and provide other ancillary services such as equipment transportation, GPS signal subscriptions and finance and insurance products.

Throughout our 27-year operating history we have built an extensive, geographically contiguous network of 35 full service stores and two outlet stores located in the upper Midwest. We have a successful history of growth through acquisitions, including 14 acquisitions consisting of 30 stores operating in four states since January 1, 2003. We believe we have a well-established track record of successfully integrating acquired stores, based on our historical growth from acquisitions and our ability to retain key acquired-store employees and acquired-store customer relationships.

Certain External Factors Affecting our Business

We are subject to a number of factors that affect our business as discussed in the sections entitled “Risk Factors” and “Information Regarding Forward-Looking Statements.”  Certain of the external factors include, but are not limited to, the following:

Industry Factors

Our business is primarily driven by the demand for agricultural equipment for use in the production of food, fiber, feed grain and renewable energy; home and garden applications; and the maintenance of commercial, residential and government properties. Based on USDA data, we believe farmers are currently enjoying historically strong economical fundamentals, driven by growing global demand for agricultural commodities in part due to growth in renewable energy and the economies of developing countries. We believe our operating model, as discussed in “Business—Titan Operating Model,” enables us to maximize opportunities presented by strong economic fundamentals in the agricultural industries. Thus, we also expect to enjoy strong economic fundamentals by expanding existing stores and acquiring additional stores.

Additionally, our business is impacted by the demand for construction equipment for use in private and government commercial, residential and infrastructure construction; demolition; maintenance; mining and forestry operations. CNH and industry reports show that demand for construction equipment in our markets is driven by several factors, one of which is public infrastructure spending, including roads and highways, sewer and water. The projected growth in federal allocations to public infrastructure spending over the next few years, as stated by the U.S. Department of Transportation, should positively impact our future results of operations. However, an offsetting factor may be the recent declines in residential and commercial real estate development to the extent such declines continue. To address the uncertainty of the construction industry, we expect to continue our focus on agricultural industries and acquisition opportunities to establish additional locations in the markets where we believe the local construction industry will maintain its current level or grow.

If the positive trends in the agricultural industries cease to continue, we believe we would be in a position to operate efficiently. Our large and diverse customer base and four state geographic footprint limits our exposure to negative trends that may occur in a particular area or crop. Our management also implements a conservative expenditure philosophy that emphasizes scalable costs, which we believe positions us to operate efficiently in the event of a significant downturn in the agricultural industries.

Seasonality

We generally experience a lower volume of equipment sales in our first fiscal quarter due to the crop growing season and winter weather patterns in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during our second and third quarters, or at the end of the calendar year. As a result, sales of agricultural equipment generally are lower in our first fiscal quarter. Winter weather in the Midwest also limits construction and, therefore, also typically results in lower sales of industrial equipment in the first and fourth quarter. A significant increase in the severity of weather cycles could increase the volatility of our results of operations and impact our financial condition. If we acquire businesses in geographic areas other than where we currently have operations, we may be affected more by the above-mentioned or other seasonal and equipment buying trends.

Economic Cyclicality

Sales of equipment, particularly new units, historically have fluctuated with general economic cycles. During economic downturns, equipment retailers tend to experience similar periods of decline and recession as the general economy. The impact of an economic downturn on retailers is generally less than the impact on manufacturers due to the sale of parts and service by retailers to maintain customer equipment. As noted above, the agricultural industries are in a positive economic cycle from which we expect to benefit.

Credit Market Changes

Changes in credit markets can affect our customers’ ability and willingness to make capital expenditures, including purchasing our equipment. Creditors have recently heightened their lending standards, we believe in part due to difficulties in the sub-prime mortgage market. Heightened lending standards may have a negative impact on our business if our customers are unable to obtain financing for equipment purchases. However, if interest rates continue to decrease, as recently occurred, our business may be positively affected by customers who find financing purchases of our equipment more attractive due to lower borrowing costs. We cannot predict what future changes will occur in credit markets or how these changes will impact our business.

Inflation

Inflation has not had a material impact upon operating results and we do not expect it to have such an impact in the future. To date, in those instances in which we have experienced cost increases, we have been able to increase selling prices to offset such increases. There can be no assurance, however, that our business will not be affected by inflation or that we can continue to increase our selling prices to offset increased costs and remain competitive.

Acquisitions

We have a successful history of growth through acquisitions. Since January 1, 2003, we have completed 14 acquisitions consisting of 30 stores operating in four states. These acquisitions have been the most significant factor affecting our results of operations and liquidity over the last several years, as noted in the period-to-period comparisons below. We expect that acquisitions will continue to be an important component of our growth. Acquisitions are typically financed with floorplan debt, long-term debt and cash from operations. Although we cannot quantify the impact of any such potential acquisitions, we believe the nature of their impact on our financial statements to be similar to that experienced with our prior acquisitions as noted in our discussions of period comparisons.

The following is a summary of acquisitions completed during the identified periods.

Fiscal 2008

•       On February 3, 2007, we acquired certain assets of Richland County Implement, Inc., resulting in the addition of a store located in Wahpeton, North Dakota.

•       On April 13, 2007, we acquired certain assets of Aberdeen Equipment Co., Huron Equipment Co. and Redfield Equipment Co., three related dealerships, resulting in the addition of three stores located in Aberdeen, Huron and Redfield, South Dakota.

•       On August 1, 2007, we acquired all of the outstanding stock of Red Power International, Inc., resulting in the addition of two stores located in Ada and Crookston, Minnesota. We subsequently merged Red Power into our company.

•       On November 13, 2007, we acquired certain assets of Twin City Implement, Inc., resulting in the addition of one store in Mandan, North Dakota.

Fiscal 2007

•       On March 31, 2006, we acquired all of the outstanding stock of Farm Power, Inc. of Minnesota and its wholly-owned subsidiary, Fergus International, Inc., resulting in the addition of two stores located in Elbow Lake and Fergus Falls, Minnesota. In addition, as of the same date, we purchased the inventory of FPI Leasing, an entity related to Farm Power through common ownership. We subsequently merged Farm Power into our company.

•       On June 15, 2006, we acquired certain assets of Piorier Equipment Company, Inc. and RAJ Equipment, its related entity, resulting in the addition of four stores located in Sioux City, Iowa, Marshall, Minnesota and Rapid City and Sioux Falls, South Dakota.

Fiscal 2006

•       On March 1, 2005, we acquired certain assets of Smith International, Inc., resulting in the addition of a store located in Waverly, Iowa.

•       On May 16, 2005, we acquired certain assets of H.C. Clark Implement Co., Inc., resulting in the addition of a store located in Aberdeen, South Dakota.

•       On November 1, 2005, we assumed management of the operations of a dealership formerly owned by Walterman Implement, Inc. located in Dike, Iowa. We subsequently acquired certain assets of the dealership and as of December 31, 2006 began to operate it as one of our stores.

•       On November 1, 2005, we acquired certain assets of Vern Anderson, Inc., resulting in the addition of four stores located in Anthon, Cherokee, Kingsley and Le Mars, Iowa.

Fiscal 2005

•       On February 21, 2004, we acquired certain assets of Consolidated Ag Service, Inc., resulting in the addition of three stores located in Graceville, Marshall and Pipestone, Minnesota.

Proposed Reincorporation in Delaware

In connection with the offering, we intend to reincorporate under Delaware law. Following the conversion from North Dakota to Delaware, the rights of our stockholders will be governed by Delaware law. The rights, privileges, powers and interests in property of the North Dakota entity will become rights, privileges, powers and interests in property of the Delaware entity, and obligations and liabilities of the North Dakota entity will become obligations and liabilities of the Delaware entity. We do not believe the reincorporation will have an impact on our results of operations.

Critical Accounting Policies and Estimates

During the preparation of our financial statements, we are required to make estimates, assumptions and judgments that affect reported amounts. These estimates, assumptions and judgments include those related to bad debts and credit sales, inventories, goodwill and intangibles, income taxes and legal proceedings, revenue recognition, allowance for doubtful accounts, inventory reserves, incentive plan accruals, deferred taxes and stock-based compensation. We update these estimates, assumptions and judgments as appropriate, which in most cases is at least quarterly. We use our technical accounting knowledge, cumulative business experience, judgment and other factors in the selection and application of our accounting policies. While we believe our estimates, assumptions and judgments we use in preparing our financial statements are appropriate, they are subject to factors and uncertainties regarding their outcome and therefore, actual results may materially differ from these estimates. We believe the following are our primary critical accounting policies and estimates.

Revenue Recognition

Revenue on equipment and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time the related services are provided. In addition to outright sales of new and used equipment, certain rental agreements may include rent-to-purchase options. Under these agreements, customers are given a period of time to exercise an option to purchase the related equipment, with a portion of the rental payments being applied to the purchase price. This equipment is included in inventory until the purchase option is exercised. Rental revenue is recognized during the rental period, with equipment sales revenue being recognized upon the exercise of the purchase option.

Inventories

New and used machinery are stated at the lower of cost (specific identification method) or market with adjustments for decreases in market value on inventory rented but available for sale being a percentage (80%) of the rental income received on such inventory. Equipment held specifically for lease is reported as inventory held for rental. Parts inventory is valued at the lower of average cost or market, and parts inventory not expected to be sold in the next operating cycle has been reported separately. Typically, there are no freight-in charges, except in cases of special orders where such freight-in charges are included in the cost of inventory.

Intangible Assets and Goodwill

Goodwill is reviewed for possible impairment at least annually, or more frequently upon the occurrence of events or circumstances that may affect its fair value. As of January 31, 2007, the carrying value of goodwill was not considered impaired. Intangible assets include covenants not-to-compete that are being amortized using the straight-line method over the lives of the related agreements, which range from five to 15 years.

Key Financial Metrics

In addition to tracking our sales and expenses to evaluate our operational performance, we also monitor certain key financial metrics, including absorption and same-store sales.

Absorption

Absorption is an industry term that refers to the percentage of an equipment dealer’s fixed operating expense covered by the gross margin of its combined parts and service businesses. Absorption in a given period is calculated by dividing our gross profit from parts and service sales in the period by the difference between (i) our operating expenses (including interest on floorplan notes) and (ii) our variable expense of sales commissions on equipment sales in the same period. We believe that absorption is an important management metric because during economic down cycles our customers tend to postpone new and used equipment purchases while continuing to run, maintain and repair their existing equipment. Thus, operating at a high absorption rate enables us to operate profitably throughout economic down cycles. We measure and track absorption on a company-wide basis as well as on a per store basis. For fiscal 2007, our company-wide absorption rate was 75.9% and ranged from 53.1% to 118.5% on a store level basis; for fiscal 2006, our company-wide absorption rate was 74.4% and ranged from 50.7% to 94.3% on a store level basis; and for fiscal 2005, our company-wide absorption rate was 70.8% and ranged from 58.8% to 87.5% on a store level basis.

Same-Store Sales

Same-store sales for any period represent sales by stores that were part of our company for the entire comparable period in the preceding fiscal year. We do not distinguish relocated or newly-expanded stores in this same-store analysis. Closed stores are excluded from the same-store analysis. We believe that tracking this metric is important to evaluating the success of the Titan Operating Model on a comparable basis.

Key Financial Statement Components

Revenue

Equipment.   We derive equipment revenue from the sale of new and used agricultural and construction equipment.

Parts.   We derive parts revenue from the sale of parts for equipment that we sell and rent, as well as for other equipment makes. Our parts sales provide us with a relatively stable revenue stream that is less sensitive to the economic cycles that affect our equipment sales.

Services.   We derive services revenue from maintenance and repair services to our customers’ equipment. Our repair and maintenance services provide a high-margin, relatively stable source of revenue through changing economic cycles.

Other.   We derive other revenue from equipment rentals and ancillary equipment support activities such as equipment transportation, GPS signal subscriptions and reselling finance and insurance products.

Cost of Revenue

Equipment.   Cost of equipment revenue is the lower of the acquired cost or the market value of the specific piece of equipment sold.

Parts.   Cost of parts revenue is the lower of the acquired cost or the market value of the parts sold, based on average costing.

Service.   Cost of service revenue represents costs attributable to services provided for the maintenance and repair of customer-owned equipment and equipment then on-rent by customers.

Other.   Costs of other revenue represent costs associated with equipment rental, providing transportation, hauling, parts freight, GPS subscriptions and damage waivers, including, among other items, drivers’ wages, fuel costs, shipping costs and our costs related to damage waiver policies.

Operating Expenses

Our operating expenses include sales and marketing expenses, sales commissions (which generally are based upon equipment gross profit margins), payroll and related benefit costs, insurance expenses, professional fees, property and other taxes, administrative overhead, and depreciation associated with property and equipment (other than rental equipment).

Floorplan Interest

The cost of financing inventory is an important factor affecting our results of operations. Floorplan financing from CNH Capital represents the primary source of financing for equipment inventories, particularly for equipment supplied by CNH. We also have credit facilities for financing of equipment inventories with Bremer Bank and GE Commercial Distribution Finance Corporation. Historically, approximately 80% to 90% of our inventory has been subject to floorplan financing. CNH regularly offers interest-free periods as well as additional incentives and special offers. As of July 31, 2007, approximately 52% of our equipment inventory was subject to non-interest bearing floorplan financing.

Other Interest Expense

Interest expense represents the interest on our outstanding debt instruments, other than floorplan financing facilities.

Results of Operations

Comparative financial data for each of our four sources of revenue for fiscal 2007, 2006 and 2005 and for the six months ended July 31, 2007 and 2006 are expressed below. The results for these periods include the operating results of the acquisitions made during these periods, as described above. The period-to-period comparisons included below are not necessarily indicative of future results.

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
	(As restated)	(As restated)	(As restated)	(Restated and Unaudited)
	(dollars in thousands)
Equipment
Revenue	$119,850	$175,549	$220,958	$95,088	$122,483
Cost of revenue	109,023	160,814	200,558	86,192	110,533
Gross profit	$10,827	$14,735	$20,400	$8,896	$11,950
Parts
Revenue	$25,058	$31,099	$42,619	$21,229	$27,176
Cost of revenue	18,402	22,459	29,909	15,676	20,016
Gross profit	$6,656	$8,640	$12,710	$5,553	$7,160
Service
Revenue	$13,141	$16,572	$21,965	$10,506	$13,041
Cost of revenue	5,236	6,404	8,183	3,954	4,888
Gross profit	$7,905	$10,168	$13,782	$6,552	$8,153
Other, including trucking and rental
Revenue	$4,134	$5,250	$7,056	$2,643	$2,939
Cost of revenue	3,120	4,081	5,337	1,928	2,041
Gross profit	$1,014	$1,169	$1,719	$715	$898

The following table sets forth our statements of operations data expressed as a percentage of revenue for the periods indicated.

	Year ended January 31,			Six months ended July 31,
	2005	2006	2007	2006	2007
	(As restated)	(As restated)	(As restated)	(Restated and Unaudited)
Revenue
Equipment	73.9%	76.8%	75.5%	73.4%	73.9%
Parts	15.5%	13.6%	14.6%	16.4%	16.4%
Service	8.1%	7.3%	7.5%	8.1%	7.9%
Other, including trucking and rental	2.5%	2.3%	2.4%	2.0%	1.8%
Total revenue	100%	100%	100%	100%	100%
Cost of Revenue
Equipment	67.2%	70.4%	68.5%	66.6%	66.7%
Parts	11.4%	9.8%	10.2%	12.1%	12.1%
Service	3.2%	2.8%	2.8%	3.1%	3.0%
Other, including trucking and rental	1.9%	1.8%	1.8%	1.5%	1.2%
Total cost of revenue	83.7%	84.8%	83.3%	83.5%	83.0%
Gross profit	16.3%	15.2%	16.7%	16.8%	17.0%
Operating expenses	13.9%	11.8%	12.8%	13.2%	13.0%
Income from operations	2.4%	3.4%	3.9%	3.6%	4.0%

Six Months Ended July 31, 2007 Compared to Six Months Ended July 31, 2006

Revenue

	Six months ended July 31, 2007	Six months ended July 31, 2006	Increase	Percent change
	(dollars in thousands)
Total revenue	$165,639	$129,467	$36,171	27.9%
Equipment	$122,482	$95,088	$27,394	28.8%
Parts	$27,176	$21,229	$5,947	28.0%
Service	$13,041	$10,506	$2,535	24.1%
Other, including trucking and rental	$2,939	$2,643	$296	11.2%

The increase in revenue for our first six months of fiscal 2008 is primarily due to the two acquisitions completed during fiscal 2007 and the two acquisitions completed during the first six months of fiscal 2008 described above. In addition, our revenue growth is reflective of the strong market for our products in all stores resulting from the growth in the global demand for agricultural commodities, net farm income, governmental subsidies and public infrastructure spending. The fiscal 2007 acquisitions and the first six months fiscal 2008 acquisitions contributed $30.9 million in total revenue, or 85.4% of the increase. The remaining increase is attributable to same-store sales growth. Same-store sales of $134.7 million were recorded in the first six months of fiscal 2008, representing an 13.3% increase compared to the sales by these stores in the first six months of fiscal 2007.

Cost of Revenue

	Six months ended July 31, 2007	Six months ended July 31, 2006	Increase	Percent change
	(dollars in thousands)
Total cost of revenue	$137,478	$107,750	$29,729	27.6%
Equipment	$110,533	$86,192	$24,341	28.2%
Parts	$20,016	$15,676	$4,340	27.7%
Service	$4,888	$3,954	$934	23.6%
Other, including trucking and rental	$2,041	$1,928	$113	5.9%

The increase in cost of revenue is primarily due to the additional costs associated with the operation of newly acquired stores. The acquisitions made in fiscal 2007 and the first six months of fiscal 2008 contributed $24.7 million to the cost of revenue for the first six months of fiscal 2008, which is 83.2% of the total increase in cost of revenue. The remainder of the increase is reflective of the corresponding increase in inventory costs as sales increase the cost of revenue generally. As a percentage of revenue, cost of revenue was 83.0% for the first six months of fiscal 2008, compared to 83.2% for the first six months of fiscal 2007. This percentage of revenue decrease is attributable to slightly higher margins in the equipment revenue.

Gross Profit

	Six months ended July 31, 2007	Six months ended July 31, 2006	Increase	Percent change
	(dollars in thousands)
Total gross profit	$28,161	$21,717	$6,444	29.7%
Equipment	$11,950	$8,896	$3,054	34.3%
Parts	$7,160	$5,553	$1,607	28.9%
Service	$8,153	$6,552	$1,601	24.4%
Other, including trucking and rental	$898	$715	$183	25.6%

The fiscal 2007 acquisitions and the acquisitions during the first six months of fiscal 2008 contributed $6.2 million to gross profit, which is the primary reason for the increase over the first six months of fiscal 2007. Also contributing to the gross profit improvement was same store sales growth, which we believe was caused by the general strength of the agricultural industry increasing demand for our agricultural equipment and services. Gross profit margins were 17.0% for the first six months of fiscal 2008, compared to 16.8% for the first six months of fiscal 2007.

Operating Expenses

	Six months ended July 31, 2007	Six months ended July 31, 2006	Increase	Percent change
	(dollars in thousands)
Operating expenses	$21,452	$17,051	$4,401	25.8%

The increase in operating expenses is primarily due to the additional costs associated with acquisitions. As a percentage of total revenue, operating expenses decreased to 13.0% for the first six months of fiscal 2008 from 13.2% for the first six months of fiscal 2007, due in part to strong same-store sales growth. We expect our operating expenses to increase in fiscal 2008 due to the costs incurred in connection with this offering and the costs associated with being a public company.

Other Income (Expense)

	Six months ended July 31, 2007	Six months ended July 31, 2006	Decrease	Percent change
	(dollars in thousands)
Interest and other income	$85	$203	$(118)	(58.1)%
Floorplan interest	$(1,831)	$(1,467)	$(364)	24.8%
Interest expense	$(1,265)	$(1,070)	$(195)	18.2%

The primary reason for the increase in floorplan interest expense is the increased amount of floorplan debt related to the increased inventory levels maintained during the first six months of fiscal 2008 compared to the first six months of fiscal 2007. The net increase in floorplan interest expense is attributable to a $375,000 increase related to additional inventory for stores acquired in fiscal 2007 and the first six months of fiscal 2008 less an $11,000 decrease related to changes in inventory for same-stores. The primary reason for the increase in interest expense relates to additional long-term debt incurred primarily in connection with acquisitions.

Provision for Income Taxes

	Six months ended July 31, 2007	Six months ended July 31, 2006	Increase	Percent change
	(dollars in thousands)
Provision for income taxes	$(1,468)	$(902)	$(566)	62.7%

The effective tax rate as a percentage of income before taxes increased to 39.3% for the first six months of fiscal 2008 from 38.0% for the first six months of fiscal 2007. Our effective tax rate reflects the full federal and state statutory rates on taxable income. Variations in the effective tax rate reflects the changing mix of sales made in states with different tax rates.

Fiscal Year Ended January 31, 2007 Compared to Fiscal Year Ended January 31, 2006

Revenue

	Fiscal year ended January 31, 2007	Fiscal year ended January 31, 2006	Increase	Percent change
	(dollars in thousands)
Total revenue	$292,598	$228,470	$64,128	28.1%
Equipment	$220,958	$175,549	$45,409	25.9%
Parts	$42,619	$31,099	$11,520	37.0%
Service	$21,965	$16,572	$5,393	32.5%
Other, including trucking and rental	$7,056	$5,250	$1,806	34.4%

The increase in revenue is primarily due to the two acquisitions completed during fiscal 2007 described above. In addition, our revenue growth is reflective of the strong market for our products and resulting from the growth in the global demand for agricultural commodities, net farm income, governmental subsidies and public infrastructure spending. The fiscal 2007 acquisitions contributed $34.9 million in total revenue, or 54.4% of the year-over-year increase. The remaining increase is attributable to the impact of having stores acquired in fiscal 2006 in our operating system for a full fiscal year and same-store sales growth. Same-store sales of $194.6 million were recorded in fiscal 2007, representing a 5.1% increase compared to the sales by these stores in fiscal 2006. Same-store sales growth in fiscal 2007 was lower than in fiscal 2006 due to a significant decrease in equipment sales at our then highest equipment volume store resulting from that store’s change in sales practice away from high-volume, low-margin sales to a preferred strategy of focusing on higher-margin sales, which resulted in lower volume at that store.

Cost of Revenue

	Fiscal year ended January 31, 2007	Fiscal year ended January 31, 2006	Increase	Percent change
	(dollars in thousands)
Total cost of revenue	$243,987	$193,758	$50,229	25.9%
Equipment	$200,558	$160,814	$39,744	24.7%
Parts	$29,909	$22,459	$7,450	33.2%
Service	$8,183	$6,404	$1,779	27.8%
Other, including trucking and rental	$5,337	$4,081	$1,256	30.8%

The increase in cost of revenue is primarily due to the additional costs associated with the operation of newly acquired stores. The acquisitions made in fiscal 2007 contributed $27.9 million to the cost of revenue for fiscal 2007, which is 55.6% of the total increase in cost of revenue year-over-year. The remainder of the increase in cost of revenue is due to inventory costs to support our higher sales. As a percentage of revenue, cost of revenue was 83.3% in fiscal 2007, compared to 84.8% in fiscal 2006. This percentage of revenue decrease is attributable to growth in the higher margin parts and services revenue relative to equipment revenue.

Gross Profit

	Fiscal year ended January 31, 2007	Fiscal year ended January 31, 2006	Increase	Percent change
	(dollars in thousands)
Total gross profit	$48,611	$34,712	$13,899	40.0%
Equipment	$20,400	$14,735	$5,665	38.4%
Parts	$12,710	$8,640	$4,070	47.1%
Service	$13,782	$10,168	$3,614	35.5%
Other, including trucking and rental	$1,719	$1,169	$550	47.0%

The fiscal 2007 acquisitions contributed $7.0 million to gross profit, which is the primary reason for the increase over fiscal 2006. Also contributing to the gross profit improvement was the impact of having stores acquired in fiscal 2006 in our operating system for a full fiscal year and same-store sales growth. Gross profit margins were 16.7% in fiscal 2007, compared to 15.2% in fiscal 2006.

Operating Expenses

	Fiscal year ended January 31, 2007	Fiscal year ended January 31, 2006	Increase	Percent change
	(dollars in thousands)
Operating expenses	$37,399	$26,978	$10,421	38.6%

The increase in operating expenses is primarily due to the additional costs associated with acquisitions. As a percentage of total revenue, operating expenses increased to 12.8% in fiscal 2007 from 11.8% in fiscal 2006, primarily due to an increase in sales commissions based upon increased equipment gross profits. Other factors contributing to the increase in operating expenses include an increase in sales and other promotional activities and administrative costs in fiscal 2007.

Other Income (Expense)

	Fiscal year ended January 31, 2007	Fiscal year ended January 31, 2006	Increase	Percent change
	(dollars in thousands)
Interest and other income	$349	$87	$262	301.2%
Floorplan interest expense	$3,294	$2,296	$998	43.5%
Interest expense	$2,179	$1,072	$1,107	103.3%

The increase in interest and other income is attributable to acquisitions made in fiscal 2007 increasing our total amount of debt. The primary reason for the increase in floorplan interest expense is the increased amount of floorplan debt related to inventory that we incurred in fiscal 2007. Of the increase in floorplan interest expense, $475,000 is attributable to additional inventory related to stores acquired in fiscal 2007 and $523,000 is attributable to additional inventory related to the other stores. The primary reason for the increase in interest expense relates to the issuance of $7.5 million of subordinated debt to CNH Capital and additional long-term debt primarily in connection with acquisitions.

Provision for Income Taxes

	Fiscal year ended January 31, 2007	Fiscal year ended January 31, 2006	Increase	Percent change
	(dollars in thousands)
Provision for income taxes	$2,450	$1,721	$729	42.4%

The effective tax rate as a percentage of income before taxes increased to 40.2% in fiscal 2007 from 38.6% in fiscal 2006. Our effective tax rate reflects the full federal and state statutory rates on taxable income. Variations in the effective tax rate reflects the changing mix of sales made in states with different tax rates.

Fiscal Year Ended January 31, 2006 Compared to Fiscal Year Ended January 31, 2005

Revenue

	Fiscal year ended January 31, 2006	Fiscal year ended January 31, 2005	Increase	Percent change
	(dollars in thousands)
Total revenue	$228,470	$162,183	$66,287	40.9%
Equipment	$175,549	$119,850	$55,699	46.5%
Parts	$31,099	$25,058	$6,041	24.1%
Service	$16,572	$13,141	$3,431	26.1%
Other, including trucking and rental	$5,250	$4,134	$1,116	27.0%

The increase in revenue is primarily due to the acquisitions completed during fiscal 2006 described above and is reflective of the strong market for our products resulting from the growth in the global demand for agricultural commodities, net farm income, governmental subsidies and public infrastructure spending. The acquisitions contributed $43.2 million in total revenue, or 65.3% of the year-over-year increase. The remaining increase is attributable to impact of having stores acquired in fiscal 2005 in our operating system for a full fiscal year and same-store sales growth. Same-store sales of $149.2 million were recorded in fiscal 2006, representing a 15.7% increase compared to the sales by these stores in fiscal 2005 due to the above-referenced growth in demand for our products.

Cost of Revenue

	Fiscal year ended January 31, 2006	Fiscal year ended January 31, 2005	Increase	Percent change
	(dollars in thousands)
Total cost of revenue	$193,758	$135,780	$57,978	42.7%
Equipment	$160,814	$109,023	$51,791	47.5%
Parts	$22,459	$18,402	$4,057	22.0%
Service	$6,404	$5,236	$1,168	22.3%
Other, including trucking and rental	$4,081	$3,119	$962	30.8%

The increase in cost of revenue was primarily due to the additional costs associated with the operation of the newly acquired stores. The acquisitions made in fiscal 2006 contributed $38.8 million to the cost of revenue for fiscal 2006, which is 66.9% of the total increase in cost of revenue year-over-year. The remainder of the increase in cost of revenue is due to inventory costs to support our higher sales. As a percentage of revenue, cost of revenue was 84.8% in fiscal 2006, compared to 83.7% in fiscal 2005. This percentage of revenue increase is attributable to growth in the lower margin equipment revenue relative to parts and services revenue.

Gross Profit

	Fiscal year ended January 31, 2006	Fiscal year ended January 31, 2005	Increase	Percent change
	(dollars in thousands)
Total gross profit	$34,712	$26,403	$8,309	31.5%
Equipment	$14,735	$10,827	$3,908	36.1%
Parts	$8,640	$6,656	$1,984	29.8%
Service	$10,168	$7,905	$2,263	28.6%
Other, including trucking and rental	$1,169	$1,014	$154	15.2%

The fiscal 2006 acquisitions contributed $4.5 million to gross profit, which is the primary reason for the increase over fiscal 2005. Also contributing to the gross profit improvement was the impact of having stores acquired in fiscal 2005 in our operating system for a full fiscal year and same-store sales growth. Gross profit margins were 15.2% in fiscal 2006, compared to 16.3% in fiscal 2005. The decline in gross profit percentage is attributable in part to the strong growth of equipment sales relative to parts and services.

Operating Expenses

	Fiscal year ended January 31, 2006	Fiscal year ended January 31, 2005	Increase	Percent change
	(dollars in thousands)
Operating expenses	$26,978	$22,597	$4,381	19.4%

The increase in operating expenses related to the additional costs associated with acquisitions and the increase in commissions payable to our sales force based on equipment gross profit margins. As a percentage of total revenue, operating expenses decreased to 11.8% in fiscal 2006 from 13.9% in fiscal 2005, due in part to strong same-store growth in revenue. Other factors contributing to the increase in operating expenses include an increase in sales and other promotional activities and administrative costs in fiscal 2006.

Other Income (Expense)

	Fiscal year ended January 31, 2006	Fiscal year ended January 31, 2005	Increase/ (Decrease)	Percent change
	(dollars in thousands)
Interest and other income	$87	$144	$(57)	(39.6)%
Floorplan interest expense	$2,296	$1,009	$1,287	127.0%
Interest expense	$1,072	$684	$388	56.7%

The primary reason for the increase in floorplan interest expense is the increased amount of floorplan debt related to inventory that we incurred in fiscal 2006. Of the increase in floorplan interest expense, $200,000 is attributable to additional inventory related to stores acquired in fiscal 2006 and $1.1 million is attributable to additional inventory related to the other stores. The primary reason for the increase in interest expense relates to the issuance of additional long-term debt primarily in connection with acquisitions.

Provision for Income Taxes

	Fiscal year ended January 31, 2006	Fiscal year ended January 31, 2005	Increase	Percent change
	(dollars in thousands)
Provision for income taxes	$1,721	$911	$810	88.9%

The effective tax rate as a percentage of income before taxes decreased to 38.6% in fiscal 2006 from 40.3% in fiscal 2005. Our effective tax rate reflects the full federal and state statutory rates on taxable income.

Liquidity and Capital Resources

Cash Flow From Operating Activities

For the six months ended July 31, 2007, our cash flow provided by operating activities was $5.1 million. Our cash flows from operations were primarily the result of our reported net income of $2.2 million, an increase in customer deposits of $1.7 million, an increase in accounts payable of $1.0 million and an add back of non-cash depreciation and amortization of $1.1 million. This amount was principally offset by a receivables increase of $400,000 and a floorplan notes payable decrease of $673,000.

Our cash flow provided by operating activities for the six months ended July 31, 2006 was $1.3 million. Our cash flows from operations were primarily the result of our reported net income of $1.4 million, an increase in accounts payable of $2.8 million, and an increase in floorplan notes payable of $2.8 million. This amount was principally offset by a receivables increase of $2.0 million, a decrease in customer deposits of $2.3 million, and an inventory increase of $990,000.

The increase in net cash flow from operating activities when comparing the six month period ended July 31, 2007 with the prior year six month period was primarily attributed to a significant increase in net income and customer deposits.

During fiscal 2007, our operating activities provided net cash flow of $6.5 million. Our cash flows from operations were primarily the result of our reported net income of $3.6 million, a receivables increase of $5.1 million and an inventory increase of $286,000, which were offset by an increase in floorplan notes payable (unrelated to acquisitions) of $2.9 million, floorplan notes payable (related to acquisitions) of $4.9 million and an increase in customer desposits of $594,000.

Our net cash flow from operating activities for fiscal 2006 was $8.8 million. The increase in net cash flow from operating activities when comparing fiscal 2007 against the prior year was primarily attributed to an increase in net income of $906,000, increases in receivables, decrease in accounts payable and increases in floorplan notes payable (related to and unrelated to acquisitions).

Cash Flow From Investing Activities

For the six months ended July 31, 2007, cash used for investing activities was $9.1 million. Our cash used for investing activities related to purchases of equipment dealerships (net of cash purchased) was $5.1 million and our cash used for purchases of property and equipment was $4.0 million.

For the six months ended July 31, 2006, cash used for investing activities was $13 million. Our cash used for investing activities related to purchases of equipment dealerships (net of cash purchased) was $12.1 million and our cash used for purchases of property and equipment was $1.0 million.

The decrease in cash used for investing activities when comparing the six-month period ended July 31, 2007 against the prior year six-month period was the result of a decrease in the cash used for the purchase of equipment dealerships (net of cash purchased) of $7.0 million, partly offset by an increase in cash used for property and equipment purchases of $3.1 million.

During fiscal 2007, cash used for investing activities was $14.0 million. Our cash used for investing activities related to purchases of equipment dealerships (net of cash purchased) of $12.1 million and property and equipment purchases of $2.0 million. This was partially offset by net proceeds from equipment disposals of $120,000.

Our cash used for investing activities for fiscal 2006 was $3.8 million. The increase in cash used for investing activities when comparing fiscal 2007 against the prior year was primarily the result of an increase in the cash used for the purchase of equipment dealerships (net of cash purchased) of $9.5 million and an increase in cash used for property and equipment purchases of $808,000, which was partially offset by an increase in net proceeds from equipment disposals of $98,000.

Cash Flow From Financing Activities

For the six months ended July 31, 2007, cash used in financing activities was $2.3 million. Cash used in financing activities was primarily the result of a decrease in the net change in non-manufacturer floorplan payables of $4.6 million, proceeds from long-term debt borrowings and subordinated debentures of $4.1 million and principal payments on long term debt of $1.7 million.

For the six months ended July 31, 2006, cash provided by financing activities was $7.5 million. Cash provided by financing activities was primarily the result of proceeds from long term debt borrowings and subordinated debentures of $7.8 million, principal payments on long term debt of $611,000 and an increase in the net change in non-manufacturer floorplan payables of $512,000.

The decrease in cash provided by financing activities when comparing the six-month period ended July 31, 2007 against the prior year six-month period was the result of a decrease in the net change in non-manufacturer floorplan payables, decrease in proceeds received from long-term debt borrowings and subordinated debentures and an increase in the principal payments on long term debt, partially offset by a relatively smaller decrease in net change in subordinated debt interest accrual and a decrease of $113,000 in proceeds from the exercise of stock options and warrants.

During fiscal 2007, cash provided by financing activities was $6.4 million. Cash provided by financing activities was primarily the result of proceeds from long-term debt borrowings and subordinated debentures related to acquisitions of $5.4 million, proceeds from fixed asset financing related to acquisitions of $1.6 million, proceeds from long-term debt borrowings and subordinated debentures unrelated to acquisitions of $1.3 million and an increase in the net change in non-manufacturer floorplan payables of $203,000. Partially offsetting the cash provided by financing activities were principal payments on long-term debt of $2.1 million and an increase in subordinated debt interest accruals of $202,000.

Our cash provided by financing activities for fiscal 2006 was $2.5 million. The increase in cash provided by financing activities when comparing fiscal 2007 against the prior year was primarily the result of an increase in the line of credit, an increase in the net change in non-manufacturer floorplan payables and a decrease in the principal payments on long-term debt, which was partially offset by a decrease in the proceeds received from long-term debt borrowings and subordinated debentures.

Debt Facilities

Bremer Bank Credit Facility.   We currently have a credit facility with Bremer that provides for a $2.0 million floorplan line of credit, a $12.0 million operating line of credit and an $10.0 million term loan. The floorplan and operating lines of credit each have a variable interest rate of 0.25% per annum below the prime rate. The term debt has an 8% per annum fixed interest rate. The floorplan and operating lines of credit require monthly payments of interest due and have maturity dates of August 1, 2008, and the term loan requires monthly payments of principal and interest of $162,000 and has a maturity date of August 1, 2012. The Bremer credit facility is secured by substantially all of our assets. As of July 31, 2007, we had no amount outstanding on the Bremer operating line of credit, $5.3 million outstanding on the term debt and $1.3 million of outstanding floorplan financing. The Bremer credit facility contains various restrictive covenants which require prior consent of Bremer if we desire to make any loans or advances to any person. In addition, the Bremer credit facility restricts our ability to incur indebtedness or liens, places restrictions on our ability to merge or consolidate with any person, or sell, lease, assign, transfer or otherwise dispose of any of our assets other than in the ordinary course of business. In addition, the consent of Bremer is required for the acquisition of any dealership.

CNH Capital Credit Facility.   We currently have a credit facility with CNH Capital that provides for an aggregate principal balance of up to $200.0 million for floorplan financing. The CNH Capital facility also provides for term loans, which typically have one to three year terms. The interest rate under the CNH Capital floorplan line of credit is equal to the prime rate plus 0.3% per annum for most purposes, subject to any interest-free periods offered by CNH. The CNH Capital term loans and loans for certain purposes have an interest rate equal to the prime rate plus 1.6% per annum. Cumulative and unpaid balance of advances under the CNH Capital credit facility accrues interest each month and requires monthly payments. The expiration date for the CNH Capital credit facility is August 31, 2008, with annual renewals through August 31, 2012, unless earlier terminated. The CNH Capital credit facility is secured by all of our assets. As of July 31, 2007, we had approximately $85.3 million outstanding on the CNH Capital credit facility. The CNH Capital credit facility contains various restrictive covenants that require prior consent of CNH Capital if we desire to engage in any acquisition of, consolidation or merger with any other business entity in which we are not the surviving company; move any collateral outside of the U.S.; or sell, rent, lease or otherwise dispose or transfer any of the collateral, other than in the ordinary course of business. CNH’s consent is also required for the acquisition of any CNH dealership. In addition, the CNH Capital credit facility restricts our ability to incur any liens upon any substantial part of our assets.

Other Indebtedness with CNH Capital.   We have a $7.5 million unsecured, subordinated note with CNH Capital, which is due on April 15, 2012 and bears interest at 10.5% per annum. This note is used for working capital and general corporate purposes, including acquisitions. We will repay the amounts outstanding under this note with a portion of the proceeds from this offering. We also issued CNH Capital a $3.0 million convertible subordinated note on November 10, 2005. This note is due on November 30, 2012, bears interest at 7% per annum and converts into common stock at $4.50 per share. CNH Capital will convert this note into common stock prior to this offering and will sell the shares in this offering. CNH Capital also periodically provides loans for fixed asset financing in connection with acquisitions. We have a term loan with CNH Capital in the principal amount of $599,720, which is payable in four quarterly installments beginning on August 1, 2007 and due on July 31, 2008. This note does not bear interest, but CNH Capital has a right to a security interest in all of our assets. Finally, we periodically incur indebtedness with CNH Capital in the form of parts term notes when we acquire new dealerships. These notes typically have terms of two to three years and either bear no interest or bear interest at variable rates. At January 31, 2007, we had approximately $2.3 million in parts term notes outstanding.

GE Credit Facility.   We currently have a credit facility with GE, whereby GE may make loans to us from time to time to purchase inventory from GE-approved vendors and for other working capital purposes. The credit limit on the GE facility is $5.0 million. The GE facility has a variable, transaction-based interest rate that has typically been equal to the prime rate plus 0.25% per annum. The GE facility is secured by all of our equipment inventory that is financed by the GE facility, as well as our accounts receivable, deposit accounts and our other assets. The GE credit facility contains various restrictive covenants that require prior consent of GE if we desire to engage in the sale, consignment or other disposal of any collateral financed by GE outside of the ordinary course of business, merge or consolidate with any other entity, or move any collateral outside of the U.S.

Certain Other Debt.   In connection with our acquisition of the dealerships of Titan Machinery LLC, effective as of January 1, 2003, we issued subordinated debentures with an aggregate principal amount of $3,492,424 to the owners of Titan Machinery LLC, including stockholders of ours and other related parties. Of this amount, debentures with an aggregate principal amount of $3,350,000 bear interest at 9% or 10% per annum and will be exchanged for an aggregate of 1,641,981 shares of common stock upon the consummation of this offering, and debentures with an aggregate principal amount of $142,424 bear interest at 5% per annum and will be repaid with a portion of the proceeds of this offering.

In April 2005, we sold $1.8 million in subordinated convertible debentures to Titan Income Holdings, a related party. These debentures mature in April 2012 and bear interest at 10.5% per annum. We intend to repay the amounts outstanding under these debentures on or prior to the closing of this offering.

In connection with various acquisitions, we have issued subordinated debentures in an aggregate principal amount of $1.3 million. These debentures bear interest at 9% or 10% per annum and mature in March 2010, May 2010 and December 2010.

Sources of Liquidity

Our primary sources of liquidity are cash flow from operations, proceeds from the issuance of debt and our borrowings under the Bremer, CNH Capital, and GE credit facilities. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

Adequacy of Capital Resources

Our primary uses of cash have been to fund our strategic acquisitions, finance the purchase of inventory, meet debt service requirements and fund operating activities, working capital, payments due under building space operating leases and manufacturer floorplans payable. The primary factors affecting our ability to generate cash and to meet existing, known or reasonably likely cash requirements are the timing and extent of acquisitions and our operating performance as impacted by (i) industry factors, which are currently positive, (ii) competition, (iii) general economic conditions and (iv) other business factors as identified in the “Risk Factors” section of this prospectus.

For fiscal 2007 and fiscal 2006, we spent $2.0 million and $1.2 million on property and equipment, respectively, exclusive of acquisitions. While we do not have any material commitments for capital expenditures for fiscal 2008, we expect our equipment expenditures, exclusive of acquisitions, for fiscal 2008 to be generally consistent with 2007. The actual amount of our fiscal 2008 equipment expenditures will depend upon factors such as general economic conditions, growth prospects for our industry and our acquisition activity. We currently expect to finance equipment purchases with borrowings under the existing credit facilities, the proceeds of this offering and cash flow from operations. We may need to incur additional debt if we pursue any future acquisitions.

Our ability to service our debt will depend upon our ability to generate the necessary cash. This will depend on our future acquisitions activity, operating performance, general economic conditions, and financial, competitive, business and other factors, some of which are beyond our immediate control. Based on our current operational performance, we believe our cash flow from operations, the proceeds of this offering, available cash and available borrowings under the existing credit facilities will adequately provide our liquidity needs for, at a minimum, the next 12 months assuming no acquisitions.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the Bremer, CNH Capital, and GE credit facilities in amounts sufficient to allow us to service our indebtedness and to meet our other commitments. If we are unable to generate sufficient cash flow from operations or to obtain sufficient future borrowings, we may be required to seek one or more alternatives such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. We cannot assure you that we will be able to succeed with one of these alternatives on commercially reasonable terms, if at all. In addition, if we pursue strategic acquisitions, we may require additional equity or debt financing to consummate the transactions, and we cannot assure you that we will succeed in obtaining this financing on favorable terms or at all. If we incur additional indebtedness to finance any of these transactions, this may place increased demands on our cash flow from operations to service the resulting increased debt. Our existing debt agreements contain restrictive covenants that may restrict our ability to adopt any of these alternatives. Any non-compliance by us under the terms of our debt agreements could result in an event of default which, if not cured, could result in the acceleration of our debt.

Certain Information Concerning Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. In the normal course of our business activities, we lease rental equipment under operating leases.

Contractual and Commercial Commitment Summary

Our contractual obligations and commercial commitments as of January 31, 2007 are summarized below:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations (1)	$11,245	$3,415	$4,709	$2,842	$279
Operating lease obligations (2)	25,215	2,278	3,737	3,124	16,076
Other long-term liabilities (3)	25,690	1,623	3,247	4,359	16,461
Total	$62,150	$7,316	$11,693	$10,325	$32,816

(1)                       Includes obligations under notes payable issued in favor of our lenders and estimates of interest payable.

(2)                       Includes rental payment obligations under operating leases related to our stores. Amounts do not include insurance, tax, or maintenance costs, which we include in operating expenses and which we estimate will be approximately $290,778 for the less than 1 year period, $498,268 for the 1-3 year period, $497,202 for the 3-5 year period, and $2,647,222 for the more than 5 years period, for a total of $3,933,470. See Note 11 to our audited financial statements for a description of our operating lease obligations.

(3)                       Includes outstanding amounts under our subordinated debentures and estimates of interest payable. Of this amount, $6,350,000 will be exchanged for common stock prior to this offering, $142,424 will be repaid with a portion of the proceeds from this offering, $1.8 million will be repaid on or prior to this offering, and $7.5 million will be repaid with a portion of the proceeds from this offering.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices such as interest rates. For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. During fiscal 2007, we renegotiated and/or signed several new credit facilities. Many of these credit agreements are floating rate facilities now containing minimum rates of interest to be charged. We have also entered into fixed rate financing. Based upon balances and interest rates as of January 31, 2007, holding other variables constant, a one percentage point increase in interest rates for the next 12-month period would decrease pre-tax earnings and cash flow by approximately $404,000. Conversely, a one percentage point decrease in interest rates for the next 12-month period would result in an increase to pre-tax earnings and cash flow of approximately $404,000. At January 31, 2007, we had variable rate floorplan notes payable of $84.7 million, of which approximately $33.6 million was interest-bearing, variable notes payable and long-term debt of $7.0 million, and fixed rate notes payable and long-term debt of $2.6 million.

Our policy is not to enter into derivatives or other financial instruments for trading or speculative purposes.

New Accounting Pronouncements

In December 2006, the FASB issued Financial Interpretations No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (Issued 6/06). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. We are currently assessing the effects of FIN 48.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. SFAS 155 clarifies certain issues relating to embedded derivatives and beneficial interests in securitized financial assets. The provisions of SFAS 155 were effective for all financial instruments acquired or issued after fiscal years beginning after September 15, 2006. The application of this pronouncement did not have an impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for the fiscal year beginning after November 15, 2007. We are in the process of evaluating the effect that the adoption of this standard will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect that the adoption of this standard will have on our financial statements.

BUSINESS

Our Company

Overview

We own and operate what we believe is one of the largest networks of full service agricultural and construction equipment stores in North America. Based upon information provided to us by CNH Global N.V. or its U.S. subsidiary CNH America LLC, collectively referred to in this prospectus as CNH, we are the world’s largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S. We sell and rent agricultural and construction equipment, sell parts, and service the equipment in the areas surrounding our stores.

The agricultural equipment we sell and service includes machinery and attachments for uses ranging from large-scale farming to home and garden use. The construction equipment we sell and service includes heavy construction and light industrial machinery for commercial and residential construction, road and highway construction and mining. We engage in four principal business activities:

•       new and used equipment sales;

•       parts sales;

•       repair and maintenance services; and

•       equipment rental and other activities.

The new equipment and parts we sell are supplied primarily by CNH. CNH is a leading manufacturer and supplier of agricultural and construction equipment, primarily through the Case IH Agriculture, New Holland Agriculture, Case Construction and New Holland Construction brands. We acquire used equipment for resale through trade-ins from our customers and selective purchases. We also sell parts and provide in-store and on-site repair and maintenance services. We also rent equipment and provide other ancillary services such as equipment transportation, GPS signal subscriptions and finance and insurance products.

We offer our customers a one-stop solution by providing equipment and parts sales, repair and maintenance services and rental functions in each store. Our full service approach provides us with multiple points of customer contact and substantial cross-selling opportunities. We believe our mix of equipment and recurring parts and service sales enables us to operate effectively throughout economic cycles. We also believe our significant scale, superior customer service, diverse and stable customer base, strong information management system and experienced management team provide us with a competitive advantage in many of our local markets.

Throughout our 27 year operating history we have built an extensive, geographically contiguous network of 35 full service stores and two outlet stores. Our agricultural equipment stores are located in highly productive farming regions, including the Red River valley in eastern North Dakota and northwestern Minnesota and western portions of the corn belt in Iowa, eastern South Dakota and southern Minnesota. Our construction equipment stores operate in markets where we also sell agriculture equipment and are located close to the growing regional trade centers of Fargo and Bismarck, North Dakota, and Rapid City and Sioux Falls, South Dakota, as evidenced by the increase in GDP for each area for the years 2001 through 2005 as reported by the Bureau of Economic Analysis of the U.S. Department of Commerce.

Our executives have extensive industry experience. David Meyer, our Chairman and Chief Executive Officer, founded our company in 1980. In 2002, we acquired two stores owned by C.I. Farm Power, Inc., a business owned by our President and Chief Financial Officer, Peter Christianson, which he co-founded in 1988. Based on our collective industry experience, we developed the Titan Operating Model, which combines management accountability and decision-making at the store level with centralized, back-office support. In addition, our executives work closely with our store managers to develop the managers’ industry knowledge and ensure these managers achieve operational excellence in line with our management philosophy.

We have a history of successful growth through acquisitions. Since January 1, 2003, we have completed 14 acquisitions consisting of 30 stores operating in four states. We have a well-established track record of successfully integrating acquired stores through the Titan Operating Model, retaining acquired-store employees and maintaining acquired-store customer relationships. We expect that acquisitions will continue to be an important component of our growth.

Industry Overview

Agricultural Equipment Industry

Agricultural equipment is purchased primarily for the production of food, fiber, feed grain and renewable energy. It is also purchased for home and garden applications and maintenance of commercial, residential and government properties. IBISWorld data reports that total revenue for U.S. farm and garden equipment dealers was $55.4 billion in 2006 and is projected to grow to $58.2 billion by 2012, as adjusted for inflation. Deere & Company, CNH and AGCO Corporation are the largest global manufacturers and supply a full line of equipment and parts that address the primary machinery requirements of farmers. In 2006, revenue from agriculture operations was $10.2 billion for Deere & Company, $7.8 billion for CNH and $5.4 billion for AGCO. In addition to the major manufacturers, several short-line manufacturers produce specialized equipment that addresses regional and niche requirements of farmers. Agricultural equipment manufacturers typically grant dealers in the U.S. authorized store locations, not exclusive territories, to distribute their products.

According to IBISWorld reports, there are many factors that influence demand for agricultural equipment, parts and repair and maintenance services, including commodity prices, interest rates, general economic conditions and weather. Conditions can fluctuate drastically in a short time period, creating volatility in demand, especially for equipment, in a given year. Government subsidies also influence demand for agricultural equipment. Legislation, most notably the U.S. Farm Bill and the Farm Security and Rural Investment Act of 2002, attempts to stabilize the agriculture industry through USDA subsidies. USDA subsidies include (i) commodity programs consisting of direct, counter-cyclical and price support payments to farmers; (ii) conservation programs; and (iii) disaster relief programs. In 2005, total USDA subsidies in the U.S. equaled $21.1 billion dollars, with $5.2 billion paid to farmers in the states in which we operate stores: Iowa, Minnesota, North Dakota and South Dakota. We believe USDA subsidies reduce financial volatility and help ensure that farmers operate their farms and equipment during economic down cycles, thus stabilizing demand for equipment, replacement parts and repair and maintenance services.

Currently, the USDA reports that U.S. farmers are enjoying historically strong economic fundamentals. U.S. annual net farm income since 2000 has averaged $58.7 billion, compared to average annual net farm income during the 1990s of approximately $48 billion, as adjusted for inflation. In 2006, U.S. net farm income was $60.6 billion and the USDA projects this amount to grow to an annual average of $66.7 billion for the next 10 years, as adjusted for inflation. In addition, farm balance sheets are strong, with the average debt-to-asset ratio for U.S. farmers in 2006 equal to 10.5%, the lowest level since the late 1950s.

Growing global demand for agricultural commodities is primarily responsible for the current and projected strength of the U.S. farm economy. Many factors are contributing to growth in demand, including rapid expansion of ethanol and biodiesel production throughout the world and the growing economies of developing countries, most notably India and China. According to the USDA, in 2006, 2.2 billion bushels of corn, approximately 20.4% of the total U.S. crop, were used for ethanol production. The USDA has stated that in 2007, the ethanol industry’s consumption of corn is projected to grow 58% to 3.2 billion bushels, or 27% of the U.S. crop, and continue to grow to 4.9 billion bushels of corn by 2010. These large increases in ethanol production increase the demand for, and prices of, farm land and commodities. In addition, we believe the growing economies of developing countries will continue to increase demand for agricultural products.

Construction Equipment Industry

Construction equipment is purchased primarily for commercial, residential and infrastructure construction, as well as for demolition, maintenance, mining and forestry operations. The market for construction equipment is larger than the market for agricultural equipment and is segmented across multiple categories including earth moving, lifting, light industrial, asphalt and paving, and concrete and aggregate equipment. IBISWorld data reports that total revenue for U.S. construction equipment dealers was $72.4 billion in 2006 and is projected to grow to $78.3 billion by 2012, as adjusted for inflation. We believe Caterpillar, Inc., Komatsu Ltd., Deere & Company, CNH and Ingersoll-Rand Co. Ltd. are the largest global manufacturers of construction equipment. According to IBISWorld data in 2006, these companies generated revenue from their construction operations of $38.9 billion for Caterpillar, $11.0 billion for Komatsu, $5.8 billion for Deere & Company, $4.3 billion for CNH, and $4 billion for Ingersoll-Rand. As in the agricultural equipment market, distribution of construction equipment in the U.S. is executed primarily by manufacturer authorized dealers; however, manufacturers’ dealership agreements in the construction industry typically assign exclusive distribution territories.

Construction machinery is generally divided into heavy and light subgroups. Heavy machinery includes large wheel loaders, large tracked excavators, crawler dozers, motor graders and articulated haul trucks. Light machinery includes backhoe landscape tractors, forklifts, compact excavators and skid steers. Heavy machinery is generally purchased by construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related organizations. Typically, light machinery is purchased by contractors, rental fleet owners, landscapers, logistics companies, farmers and recreational users. Although demand for construction equipment is affected by weather and seasonal factors, it is usually less susceptible to seasonal changes than the agricultural equipment industry.

CNH and industry reports show demand for construction equipment in our markets is driven by several factors, one of which is public infrastructure spending, including roads and highways, sewer and water. Data prepared by the U.S. Department of Transportation shows that Federal Highway Administration allocations to public infrastructure spending in the states in which we do business - Iowa, Minnesota, North Dakota and South Dakota—will increase from $1.3 billion, or 3.9% of federal funding, in 2005 to $1.6 billion, or 4.3% of federal funding, in 2009, as adjusted for inflation.

Titan Operating Model

We believe the Titan Operating Model is a key element to our continued success. Through the Titan Operating Model, we empower leadership and share best practices at the store level while realizing efficiencies at the corporate level. We believe exceptional customer service is most efficiently delivered through accountable store employees who are supported by centralized administrative, finance and marketing functions. By managing our business as a network of independent stores supported by a centralized, shared resources group, we ensure coordination of the entire enterprise while promoting local business relationships on a store-by-store basis.

Strong Stores

Each of our stores is run by a store manager who is reviewed and compensated based on the store’s achievement of revenue, profitability, market share and balance sheet objectives. Also, each store is typically staffed by a parts manager, a service manager and field marketers, all of whom report directly to the store manager. Under our operating model, decision-making for customer-related issues is decentralized, with each store manager responsible for matters such as the type of equipment to stock, equipment pricing, customer credit approvals, staffing levels and customer satisfaction. This operating model enables each trained and motivated store manager to concentrate on customers’ equipment, parts and service needs, while our shared resources group manages the administrative functions of the store. We believe customers in our industry view store managers and sales and service personnel as important partners in operating their businesses. Therefore, we believe developing and supporting strong store managers enables us to grow same-store sales through fostering new relationships and further developing existing relationships with our customers. In addition, we believe other regional operators that choose to centralize customer-related decisionmaking at the corporate level risk undermining the partnership many customers seek to build with their dealer.

Shared Resources

Our shared resources group provides a range of services to support our stores, including warranty and service administration, information technology support, administration, marketing campaigns, human resources management, finance and insurance, central purchasing, accounting, data administration and cash management. We believe these functions can be run more efficiently when combined and provide more sophisticated tools to our store managers than an independent dealership could support alone. We maintain accountability on a daily basis through our management information systems, which provide real time data on key operational and financial metrics, as well as monthly reviews of financial performance. We believe the services provided by our shared resources group enables our stores to achieve a higher level of customer service by freeing them from certain general and administrative functions and a more competitive market presence at a lower cost than would be feasible if our stores operated independently. Furthermore, as we acquire new stores, we believe the shared services required to support these stores will grow at a lower rate than our overall growth in store count.

Management Development and Succession Planning

Our executives work closely with our store managers and mid-level corporate managers to ensure the managers benefit from our executives’ industry knowledge and execute operational excellence in line with our management philosophy. We also conduct formal store manager meetings every month to assess operational and financial objectives, develop near-term strategies and share best practices across the organization. We believe the relationships between our executives, our store managers and mid-level corporate managers will sustain our financial success through continued implementation of our effective operating model, by providing a strong pool of capable successors to our current team of executives and store managers. Further, we have deliberately structured our store personnel with entrepreneurial individuals trained, including through our programs, to move up the management ladder. We believe that other regional operators that choose to centralize customer related decision making at the corporate level risk undermining the partnership many customers seek to build with their dealer. In addition, we sponsor a program with Minnesota State Technical College that offers scholarships to students who will ultimately work for us in various capacities empowered with the basic knowledge and tools to succeed. This program was the first of its kind among CNH dealers and is now being replicated elsewhere in the CNH network.

Business Strengths

In addition to the Titan Operating Model, we believe the following attributes of our business model and market position are important factors in our ability to compete effectively and achieve our long-term financial objectives:

Leading North American Equipment Provider with Significant Scale

According to CNH, we are the world’s largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S. We believe our size and large, contiguous geographic market provide us with several competitive advantages including:

•       our ability to efficiently manage inventory by empowering each individual store with inventory management responsibility and access to our centralized inventory management system, thus allowing inventory exchanges among the stores, which permits us to maintain only the inventory deemed needed by each store while providing significant breadth of parts and equipment to our customers;

•       our ability to use expanded sales channels, including used equipment listings and periodic auctions hosted on our website, which enables us to offer our customers alternative purchasing options; and

•       our ability to sell inventory to customers in a large geographic area covering North Dakota, South Dakota, Iowa and Minnesota, which enables us to capitalize on crop diversification and disparate weather throughout this area.

Customer Focus at the Local Level

As part of the Titan Operating Model, we centralize general and administrative functions and finance resources. This strategy enables our store employees to focus exclusively on customers and eliminates redundant operating expenses. We also centralize our marketing resources to offer our stores and field marketers professional marketing support that includes targeted direct mailings, advertising with targeted local media outlets, participation in and sponsorship of trade shows and industry events, our Titan Trader monthly magazine, and our hosting of open houses, service clinics, equipment demonstrations, product showcases and customer appreciation outings. We believe this operating structure, which focuses on serving our customers on a local level, will allow us to increase market share.

Superior Customer Service to Attract and Retain Customers

We believe our ability to respond quickly to our customers’ demands is a key to profitable growth. Our executives are committed to maintaining a customer-focused culture. We spend significant time and resources training our employees to effectively service our customers in each of our local markets, which we believe will increase our revenue. Our training program involves active participation in all manufacturer-sponsored training programs and the use of industry experts as consultants for customized training programs and a training team to assist in the integration of newly-acquired operations. We also partner with a local technical college to sponsor students’ seeking a degree who we plan to ultimately employ. In particular, the following capabilities enable us to better service our customers:

•       our ability to staff a large number of highly-trained service technicians across our network of stores, which makes it possible to schedule repair services on short notice without affecting our technician utilization rates;

•       our ability to staff and leverage product and application specialists across our network of stores, which makes it possible to offer valuable pre-sale and aftermarket services, including equipment training, best practices education and precision farming technology support; and

•       our ability to innovate and lead our industry through initiatives such as Rural Tower Network, our joint venture with certain local Caterpillar and John Deere dealerships to deploy a GPS guidance system in support of precision farming in our core geographic market, which provides our customers with the latest advances in technology and operating practices.

Unique Entrepreneurial Culture to Attract and Retain Superior Employees

We created a unique entrepreneurial culture that empowers our employees to make decisions and act within the parameters of a proven operating process and system. We believe this culture and our size gives us a competitive advantage in attracting and retaining the best employees in our industry. We developed an operating system and process that provides our employees with defined objectives and frequent feedback of results within an entrepreneurial environment that allows them to work independently yet consistently throughout our company. Through this operating system and process we have established defined financial metrics on a balanced scorecard, which is used monthly with each store manager to assess performance. Each store manager is empowered to operate the individual store as appropriate within the guidelines set by the operating system and process. This balanced management philosophy enables our employees to understand clearly how they succeed in our organization and how to interact with customers who expect a level of autonomy from our employees. Our compensation system focuses on rewarding our employees for high performance, thus enabling us to retain most of those employees who perform at or above expectations. This system also enables us to attract talented individuals outside of our industry and train them to perform at a high level within a relatively short period of time.

Diverse and Stable Customer Base to Avoid Market Volatility

We believe our large and diverse customer base limits our exposure to risks associated with customer concentration and fluctuations in local market conditions. We have long and stable relationships with many of our customers. During fiscal 2007, we conducted business with over 25,000 customers and no customer accounted for more than 2.6% of our total revenue and our top ten customers combined represented approximately 10.6% of our total revenue. In addition, we believe current economic conditions for our customer base are historically strong. For example, U.S. annual net farm income since 2000 has averaged $58.7 billion and the USDA projects an annual average of $66.7 billion for the next 10 years. This compares to average U.S. annual net farm income during the 1990s of approximately $48 billion. In addition, USDA reports indicate that farm balance sheets are strong, with the average debt-to-asset ratio for U.S. farmers in 2006 equal to 11.8%, the lowest level since the late 1950s. Our construction customers have multiple needs requiring equipment spending, including commercial construction, residential construction, local road, state and federal highway construction, commercial and government facilities maintenance and mining.

Efficient Management Reporting Systems

Our management information systems provide the data and reports that facilitate our ability to make rapid and informed decisions. We use these systems to actively manage our business and enable each store to access the available inventory of our other stores before ordering additional parts or equipment from our suppliers. As a result, we minimize our investment in inventory while promptly satisfying our customers’ parts and equipment needs. Our customer relationship management system provides real-time sales and customer information, a quote system and other organizational tools to assist our field marketers, parts managers and service managers. In addition, our management reporting systems facilitate training and foster development of management personnel.

Experienced Management Team to Implement our Growth Strategy

Our executive team is led by David Meyer, our Chairman and Chief Executive Officer, and Peter Christianson, our President and Chief Financial Officer, who have approximately 32 and 28 years, respectively, of industry experience. Our store managers and field marketers also have extensive knowledge and experience in our industry. In addition, we compensate, develop and review our store managers based on an approach that aligns their incentives with the goals and objectives of our company, including achievement of revenue, profitability, market share and balance sheet objectives. We believe the strength of our management team will help our success in the marketplace.

Growth Strategy

We believe our business strengths will enable us to grow our business as we continue to pursue the following growth strategies:

Increase Market Share and Same-Store Sales

We focus on increasing our share of the equipment sold in our markets because our market share impacts current period revenue and compounds our revenue over the life of the equipment sold through recurring parts and service business. We seek to generate same-store growth and increase market share through:

•       employing significant marketing and advertising programs, including targeted direct mailings, advertising with targeted local media outlets, participation in and sponsorship of trade shows and industry events, our Titan Trader monthly magazine, and by hosting open houses, service clinics, equipment demonstrations, product showcases and customer appreciation outings;

•       supporting and providing customers with training for evolving technologies, such as precision farming, that are difficult for single-store operators to support;

•       maintaining state-of-the-art service facilities, mobile service trucks and trained service technicians to maximize our customers’ equipment uptime through preventative maintenance programs and seasonal 24/7 service support; and

•       utilizing a sophisticated, real-time inventory system to maximize parts and equipment availability for our customers.

Make Selective Acquisitions

The agricultural and construction equipment industries are fragmented and consist of many relatively small, independent businesses servicing discrete local markets. We believe a favorable climate for dealership consolidation exists due to several factors, including the competitiveness of our industry, growing dealer capitalization requirements and lack of succession alternatives. We intend to evaluate and pursue acquisitions with the objectives of entering new markets, consolidating distribution within our established network and strengthening our competitive position.

We have a track record of completing and integrating acquisitions and have successfully used acquisitions to enter new markets, as demonstrated by the expansion of our agricultural business from the Red River valley region into the western portion of the corn belt and our entry into and expansion of our construction equipment business in four states where we also sell agriculture equipment. We look to add stores through acquisitions that offer attractive growth opportunities, high demand for the equipment we sell and services we offer, management strength, and contiguity with our existing geography. We also look to add construction stores in local markets in which we sell agriculture equipment but do not have construction dealership agreements with CNH. These factors have guided us to sucessful acquisition candidates. We believe our track record of successful acquisitions and expansion increases the probability that our future expansion will be profitable.

We believe that we are effectively able to identify attractive acquisition candidates due to our leadership position in the industry, our track record of completing and integrating acquisitions, and our contacts in and knowledge of our industry and geographic region. We regularly assess the acquisition landscape, evaluating potential acquisition candidates in terms of their availability and desirability to our long-term growth strategy. In addition, we believe acquisition economics in our industry have been and will continue to be conducive to executing our long-term growth strategy. Typically, we acquire only the fixed assets, working capital and selected inventory we believe are necessary to run an efficient store according to the Titan Operating Model and assume only the liabilities related to financing the inventory and working capital acquired. We, therefore, calculate our net purchase price of an acquisition as the value paid for the assets acquired less the amount of any liabilities assumed.  Upon completion of an acquisition we seek to re-finance the inventory acquired according to the parts and floor plan financing parameters of the Titan Operating Model.  In addition to the purchase price, we track the adjusted net purchase price of our acquisitions by subtracting any incremental parts inventory or floorplan financing incurred through re-financing the inventory according to the Titan Operating Model.

The aggregate net purchase price and adjusted net purchase price of the acquisitions we have completed since January 1, 2003 equals $27.3 million and $16.8 million, respectively.  We estimate that the aggregate trailing twelve-month revenue and income before taxes at the time of acquisition for the acquisitions completed to date equals $178.9 million and $3.8 million, respectively.  For the acquisitions that have at least one year of operating results under our management, the aggregate purchase price and implied net purchase price equals $18.8 million and $11.1million, respectively. We estimate that the aggregate trailing twelve-month revenue and income before taxes at the time of acquisition for these locations was approximately $125.3 million and $2.0 million, respectively. The aggregate trailing twelve-month revenue and income before taxes as of July 31, 2007 for these same dealerships was approximately $192.7 million and $4.4 million, respectively. We intend to pursue acquisitions in the future that reflect economics similar to the aggregate economics summarized above. We believe our management team’s experience in evaluating potential acquisition candidates helps them determine whether a particular dealership can be successfully integrated into our existing operations and enables them to structure mutually beneficial purchase terms.

The consent of CNH is required to acquire any CNH dealership, and the consent of Bremer is required for the acquisition of any dealership.

The following table summarizes our acquisition of 14 dealers, totaling 30 stores, since January 1, 2003:

Acquired Dealer	Location of Stores
Titan Machinery, LLC January 2003	Watertown, South Dakota Wahpeton, North Dakota Casselton, North Dakota Fargo, North Dakota
Krider Equipment Co., Inc. January 2003	Fargo, North Dakota Bismarck, North Dakota
Fargo Tractor & Equipment, Inc. January 2003	West Fargo, North Dakota
Consolidated Ag Service, Inc. February 2004	Graceville, Minnesota Marshall, Minnesota Pipestone, Minnesota
Smith International, Inc. March 2005	Waverly, Iowa
H.C. Clark Implement Co., Inc. May 2005	Aberdeen, South Dakota
Vern Anderson,. Inc November 2005	Anthon, Iowa Cherokee, Iowa Kingsley, Iowa Le Mars, Iowa
Walterman Implement, Inc. November 2005	Dike, Iowa
Farm Power, Inc. of Minnesota and related entities March 2006	Elbow Lake, Minnesota Fergus Falls, Minnesota
Piorier Equipment Company, Inc. and related entities June 2006	Sioux City, Iowa Marshall, Minnesota Rapid City, South Dakota Sioux Falls, South Dakota
Richland County Implement, Inc. February 2007	Wahpeton, North Dakota
Aberdeen Equipment Co., Huron Equipment Co. and Redfield Equipment Co. April 2007	Aberdeen, South Dakota Huron, South Dakota Redfield, South Dakota
Red Power International, Inc. August 2007	Ada, Minnesota Crookston, Minnesota
Twin City Implement, Inc. November 2007	Mandan, North Dakota

Integrate New Dealers into the Titan Operating Model

We have developed the Titan Operating Model to optimize the performance and profitability of each of our stores.  Upon consummation of each acquisition, we integrate acquired stores into our operations by implementing the Titan Operating Model to enhance each acquired store’s performance within its target market. We generally complete integration of a store in six to 18 months, although it may take several years before acquired stores fully realize the benefits of the Titan Operating Model.  We believe the Titan Operating Model provides us with multiple points of customer contact, creates cross-selling opportunities, fosters strong customer relationships and supports a culture of individual accountability that increases our revenue and provides a strong platform for future growth.

Suppliers

CNH—Case IH Agriculture, Case Construction, New Holland Agriculture and New Holland Construction

We have a longstanding relationship with CNH and, according to CNH, are the world’s largest retail dealer of Case IH Agriculture equipment.  We have been an authorized dealer of Case agricultural equipment since the inception of our company in 1980 and added the other CNH brands as Case grew, acquired other brands and merged with New Holland in 1999 to form CNH.  CNH supplied approximately 77% of the new equipment we sold in fiscal 2007 through CNH America LLC, CNH’s U.S. manufacturing entity.

CNH is a global leader in the agricultural and construction equipment industries based on the number of units sold. In 2006, CNH had $13.0 billion in worldwide revenue, with agricultural equipment accounting for approximately 60% and construction equipment accounting for approximately 33% of CNH’s total revenue.  In addition, CNH provides financing and insurance products and services to its end-user customers and authorized dealers through its CNH Capital business unit. CNH is a publicly-traded company and a majority-owned subsidiary of Fiat S.p.A.

CNH is the world’s second largest manufacturer of agricultural equipment.  CNH owns and operates the Case IH Agriculture and New Holland Agriculture brands.  Case IH Agriculture, recognized by the red color of its equipment, possesses over 160 years of farm equipment heritage.  New Holland Agriculture, recognized by the blue color of its tractors and the yellow color of its harvesting and hay equipment, has over 100 years of farm equipment industry experience.  CNH’s agricultural equipment dealers are assigned authorized store locations but do not have exclusive territories.

CNH is the world’s fifth largest manufacturer of construction equipment in terms of market share, owning and operating the Case Construction, New Holland Construction and Kobelco brands.  CNH’s construction equipment dealers are assigned a specific geographic area of responsibility, which typically include an entire state, within which they have the right to sell new Case Construction, New Holland Construction and/or Kobelco equipment.

We have entered into separate dealership agreements with certain CNH entities to sell the Case IH Agriculture, New Holland Agriculture, Case Construction and New Holland Construction brands. These dealer agreements authorize us to sell CNH equipment and parts and entitle us to use CNH trademarks and trade names, with certain restrictions.  The CNH entities have the right to terminate their dealer agreements with us immediately in certain circumstances, including if a person acquires 20% or more of our common stock without CNH’s consent, and, in some cases, for any reason 90 days following written notice. The dealership agreements and industry practices generally provide that payment on equipment and parts purchased from CNH entities is due within 30 days and is typically subject to floor plan financing as discovered below. With respect to sales of equipment, payments from customers, which are typically financed by a third party, are due upon sale. Payments from customers for parts and services are due within 30 days. CNH makes available to us any floorplans, parts return programs, sales or incentive programs or similar plans or programs it offers to other dealers, and provides us with promotional items and marketing materials.

Based upon information provided to us by CNH, we are the world’s largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S. Thus, our relationship with CNH entities is more than a typical supply relationship; it is strategic for both our company and CNH. In that regard, it is in our mutual interests to maintain the strong longstanding relationship we share. If, however, that relationship were to significantly weaken or terminate, we believe our experience, reputation and industry knowledge would enable us to identify reasonable alternatives.

Other Suppliers

In addition to products supplied by CNH, we sell a variety of new equipment, parts and attachments from other manufacturers. These products tend to address specialized niche markets and complement the CNH products we sell by filling gaps in the CNH line of products. We believe our offering of products for specialized niche markets supports our goal of being a one-stop solution for equipment needs at each of our stores.  Approximately 23% of our total new equipment sales in fiscal 2007 resulted from sales of products manufactured by companies other than CNH with our single largest manufacturer other than CNH representing less than 3% of our total new equipment sales.  The terms of our arrangements with these other suppliers vary, but most of the dealership agreements contain termination provisions allowing the supplier to terminate the agreement after a specified notice period, which is typically 30 days. Payment and financing practices with these other suppliers are similar to those practices described above with respect to CNH entities.

Products and Services

We have four principal sources of revenue:  new and used equipment sales, parts sales, repair and maintenance service and equipment rental and other business activities.

Equipment Sales

We sell new agricultural and construction equipment manufactured under the CNH family of brands as well as equipment from a variety of other manufacturers.  The used equipment we sell is from inventory acquired through trade-ins from our customers and selective purchases.  The agricultural equipment we sell and service includes application equipment and sprayers, combines and attachments, hay and forage equipment, planting and seeding equipment, precision farming technology, tillage equipment, and tractors.  The construction equipment we sell and service includes articulated trucks, compact track loaders, compaction equipment, cranes, crawler dozers, excavators, forklifts, loader/backhoes, loader/tool carriers, motor graders, skid steer loaders, telehandlers and wheel loaders. We sell new and used equipment through our professional in-house retail sales force, which is organized by geography and product type.  We also sell used equipment through an outlet store and the internet.  We believe this organizational structure improves the effectiveness of our sales force, better serves our customers and helps us negotiate advantageous trade-in purchase terms.  Equipment sales generate cross-selling opportunities for us by populating our markets with equipment we repair and maintain and for which we sell parts. For the six months ended July 31, 2007 and the year ended January 31, 2007 equipment revenue was $122.5 million and $221.0 million, respectively, representing 74.0% and 75.6%, respectively, of total revenue for those periods.

Parts Sales

We sell a broad range of maintenance and replacement parts on equipment that we sell and rent, as well as other types of equipment. We maintain an extensive in-house parts inventory to provide timely parts and repair and maintenance support to our customers. We generally are able to acquire out-of-stock parts directly from manufacturers within two business days.  Our parts sales provide us with a relatively stable revenue stream that is less sensitive to economic cycles than our equipment sales and rental operations. For the six months ended July 31, 2007 and the year ended January 31, 2007 parts revenue was $27.2 million and $42.6 million, respectively representing 16.4% and 14.6%, respectively, of a total revenue for those periods.

Repair and Maintenance Services

We provide repair and maintenance services, including warranty repairs, for our customers’ equipment.  Each of our stores includes service bays staffed by trained service technicians. Our technicians are also available to make on-site repairs. In addition, we provide proactive and comprehensive customer service by maintaining service histories for each piece of equipment owned by our customers, maintaining 24/7 service hours in times of peak service usage, providing on-site repair services, scheduling off-season maintenance activities with customers, notifying customers of periodic service requirements and providing training programs to customers to educate them as to standard maintenance requirements. At the time equipment is purchased, we also offer customers the option of purchasing guaranteed maintenance contracts.  These after-market services have historically provided us with a high-margin, relatively stable source of revenue through changing economic cycles. For the six months ended July 31, 2007 and the year ended January 31, 2007 service revenue was $13.0 million and $22.0 million, respectively representing 7.9% and 7.5%, respectively of total revenue for those periods.

Equipment Rental and Other Business Activities

We rent equipment to our customers on a short-term basis for periods ranging from a few days to a few weeks. We actively manage the size, quality, age and composition of our rental fleet and use our information technology systems to closely monitor and analyze customer demand and rate trends.  We maintain the quality of our fleet through our on-site parts and services support and dispose of rental equipment through our retail sales force. Our rental business creates cross-selling opportunities for us in equipment sales.  In addition, we provide ancillary equipment support activities such as equipment transportation, GPS signal subscriptions in connection with precision farming and reselling CNH Capital finance and insurance products. For the six months ended July 31, 2007 and the year ended January 31, 2007 other revenue was $2.9 million and $7.1 million, respectively representing 1.8% and 2.4%, respectively of total revenue for those periods.

Customers

We serve over 25,000 customers in the U.S., primarily in North Dakota, South Dakota, Minnesota and Iowa. Our customers include a wide range of farmers, construction contractors, public utilities, municipalities and maintenance contractors. They vary from small, single machine owners to large farming or contracting firms that operate under sophisticated capital equipment and maintenance budgets. Our stores enable us to closely service local and regional customers. We believe the Titan Operating Model enables us to satisfy customer requirements and increase revenue through cross-selling opportunities presented by the various products and services that we offer. In fiscal 2007, no single customer accounted for more than 2.6% of our revenue and our top ten customers combined accounted for less than 10.6% of our total revenue.  In addition to our U.S. customers, we began sell equipment on a limited basis to international customers, primarily in Eastern Europe.  Our U.S. customers primarily finance their equipment purchases through CNH Capital.

Floorplan Financing

We attempt to maintain at each store, or have readily available at other stores in our network, sufficient inventory to satisfy customer needs. Inventory levels fluctuate throughout the year and tend to increase before the primary sales seasons for agricultural equipment. The cost of financing our inventory is an important factor affecting our financial results.

CNH Capital

CNH Capital offers floorplan financing to CNH dealers for extended periods to finance products from both CNH and other suppliers. CNH Capital provides this financing in part to enable dealers to carry representative inventories of equipment and encourage the purchase of goods by dealers in advance of seasonal retail demand. CNH Capital charges variable market rates of interest at or over the prime rate on balances outstanding after any interest-free periods and retains a security interest in all of our assets, including inventories, which it inspects periodically. The interest-free periods, which CNH offers periodically in the form of additional incentives or special offers, typically average four months. CNH Capital also provides financing for used equipment accepted in trade, repossessed equipment and approved equipment from other suppliers, and receives a security interest in such equipment.

Other Financing Sources for Equipment

In addition to the financing provided by CNH Capital, we have floorplan lines of credit with other lenders, including GE Capital and Bremer Bank. The GE facility has a credit limit of $5.0 million, available, transaction based interest rate typically equal to the prime rate plus 0.25%, and is secured by equipment inventory financed by the facility and certain receivables. The Bremer facility has a credit limit of $2.0 million, a variable interest rate of 0.25% below the prime rate payable monthly, and is secured by substantially all of our assets. Financing also may be available through floorplan financing programs provided by the suppliers, which may be financed by such suppliers themselves or through third party lenders.

Other Financing

We have a revolving operating line of credit with Bremer Bank for up to $12.0 million. The revolving operating line of credit is to provide for our short term working capital requirements. Additionally, under the agreement, Bremer Bank, in its discretion, (i) may make up to a $2.0 million dollars floor plan loan for the purposes of purchase and floor planning of equipment inventory; and (ii) issue a standby letters of credit for up to $1.0 million. Furthermore, Bremer Bank has agreed to make term loans to us in the aggregate amount of $10.0 million, which are to assist us in meeting our long term working capital requirements.

Sales and Marketing

As part of the Titan Operating Model, we have centralized sales support and marketing management.  All of our stores benefit from our centralized media buys, strategic planning, sales support and training, and we provide our store managers and their sales teams with flexibility to localize sales and marketing.

We currently market our products and services through:

•       field marketers, our direct sales representatives who operate out of our network of local stores and call on customers in the markets surrounding each store;

•       parts counter and service managers, who provide our customers with comprehensive after-market support;

•       local and national advertising efforts, including broadcast, cable, print and web-based media; and

•       our remarketing division, which trades and sells used equipment through our outlet store and website.

Field Marketers

We believe our sales force is one of the industry’s most productive and highly trained.  Our field marketers perform a variety of functions, such as servicing customers at our stores, calling on existing customers and soliciting new business at farming, construction and industrial sites.  These field marketers target customers in specific areas, and we develop customized marketing programs for our sales force by analyzing each customer group for profitability, buying behavior and product selection.  All members of our sales force are required to attend frequent in-house training sessions to develop product and application knowledge, sales techniques and financial acumen. Our sales force is supported by our corporate marketing department.

Parts Counter and Service Managers

Our parts counter and service managers are involved in our uptime service efforts, taking advantage of our seasonal marketing campaigns in parts and service sales.  As a group, they have won multiple awards from our suppliers for their efforts benefiting both our customers and our key strategic partners.  We believe they rank among the most well-trained and efficient parts and service groups in our industry.

Print, Broadcast and Web-Based Advertising Campaigns

Each year we initiate several targeted direct mail, print and broadcast advertising and marketing campaigns.  CNH and other suppliers periodically provide us with advertising funds, which we primarily use to promote new equipment, parts and financing programs.  We will continue to explore and launch new internet-based efforts to provide additional sales channels.

Remarketing Division

Our remarketing division capitalizes on after-market sales opportunities for used equipment.  We have opened two outlet stores that sell used equipment. In addition, we are actively engaged in selling equipment through our website, both through direct purchases and auctions.

Competition

The agricultural and construction equipment sales and distribution industries are highly competitive and fragmented, with large numbers of companies operating on a regional or local scale. Our competitors range from multi-location, regional operators to single-location, local dealers and include dealers and distributors of competing equipment brands, including John Deere, Caterpillar and the AGCO family of brands, as well as other dealers and distributors of the CNH family of brands.  Competition among equipment dealers is primarily based on the price, value, reputation, quality and design of the products offered by the dealer, the customer service and repair and maintenance service provided by the dealer, the availability of equipment and parts and the accessibility of stores. While we believe we compete favorably on each of the identified competitive factors, our sales and margins may be impacted depending on (i) the extent of aggressive pricing competition through manufacturer discount programs or other competitive pricing tactics, (ii) our ability to obtain higher service gross margins based on our service quality and reputation and (iii) our ability to attract new and maintain existing customers based on the availability and quality of the products we offer and our local relationship and reputation.

The number of agricultural and construction equipment dealers operating on a regional scale is limited and we are one of the principal regional-scale, agricultural and construction equipment dealers in the U.S. The primary regional-scale equipment dealers with whom we compete include RDO Equipment Co., Butler Machinery and Brandt Holdings Co. RDO Equipment Co. is a John Deere agricultural and construction equipment dealer with 25 locations in North Dakota, South Dakota and Minnesota, as well as 32 locations in Arizona, California, Montana, Oregon, Texas and Washington. Butler Machinery is a

Caterpillar dealer with nine locations in North Dakota and South Dakota.  Brandt Holdings owns John Deere, Vermeer and Bobcat equipment dealers with 70 locations in California, Connecticut, Iowa, Massachusetts, Minnesota, Nebraska, North Dakota, South Carolina and South Dakota.  Other agricultural and construction equipment dealers that have consolidated stores in other regions of the country include Pioneer Equipment, which has 14 locations that sell Case IH Agriculture and Case Construction equipment in California, Idaho and Texas; Western Power and Equipment, which has eight Case Construction locations in California, Nevada, Oregon and Washington; Scott Companies, which has ten Case Construction and eight Case IH Agriculture dealerships, located in Arkansas, Louisiana, Mississippi, Tennessee and Texas; and Birkey’s Farm Store, which has ten Case IH Agriculture and New Holland dealerships located in Illinois and Indiana and four Case Construction dealerships located in Illinois.

Information Technology Systems

We use an integrated information system developed and supported by Dealer Information Systems Corporation to manage our operating information. Dealer Information Systems Corporation is a supplier of dealer management systems to more than 1,700 agricultural and construction equipment dealerships and distributors in North America. The information system we use enables us to closely monitor our performance and actively manage our business and includes features that were enhanced to support the Titan Operating Model, including detailed store-based financial reporting, inventory management and customer relationship management.

Through this information system we maintain a complete database on inventory of parts and equipment and supports a centralized real-time inventory control system. This system enables each store to access the available inventory of our other stores before ordering additional parts or equipment from our suppliers. As a result, we minimize our investment in inventory while effectively and promptly satisfying our customers’ needs. Using this system, we also monitor inventory levels and mix at each store and make adjustments in accordance with our operating plan. Finally, the information system we use is externally connected to CNH, enabling us to locate CNH parts, communicate with other CNH dealers, make electronic payments to CNH and register and reimburse warranty expenses.

Our customer relationship management system provides real-time sales and customer information, a quote system and other organizational tools to assist our sales force. We maintain an extensive customer database that allows us to monitor the status and maintenance history of our customers’ equipment and enables us to more effectively provide parts and services to meet their needs. In addition, our system includes, among other features, on-line contract generation, automated billing, local sales tax computation and automated rental purchase option calculation. We also use our relationship management information system and customer database to monitor market conditions, sales information and customer demand, as well as to assess product merchandising strategies.

The data we store with this information system is replicated on a daily basis and stored at an off-site data center. Thus, if our system were to become inoperable, we would be able to continue operations through the off-site data center. Further, we own the software and hardware necessary to operate this system and have on staff employees trained to manage and maintain the software without reliance on Dealer Information Systems Corporations direct involvement.

Intellectual Property

We do not have any registered intellectual property.  Case IH, Case and New Holland are registered trademarks of CNH, which we use in connection with advertisements and sales as authorized under our dealership agreements.  We license trademarks and tradenames of new equipment obtained from suppliers other than CNH from their respective owners. We operate each of our stores under either the Titan Machinery name or, if there was strong local name recognition and customer loyalty at a location we acquired, the name historically used by the dealership in that location for a transition period, the length of which can vary depending upon the location.

Product Warranties

Product warranties for new equipment and parts are provided by our suppliers. The term and scope of these warranties vary greatly by supplier and by product. We occasionally provide additional warranties to retail purchasers of new equipment.  CNH pays us for repairs we perform to CNH equipment under warranty. We generally sell used equipment “as is” and without manufacturer’s warranty, although manufacturers sometimes provide limited warranties if the supplier’s original warranty is transferable and has not expired. Typically, we provide no additional warranties on used equipment.

Seasonality

We generally experience a lower volume of equipment sales in our first fiscal quarter, due to the crop growing season and winter weather patterns in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during our second and third quarters, or at the end of the calendar year. As a result, sales of agricultural equipment generally are lower in our first fiscal quarter. Winter weather in the Midwest also limits construction to some degree and, therefore, also typically results in lower sales of industrial equipment in the first and fourth quarter.

Employees

As of November 1, 2007, we employed 606 full-time employees. None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are good.

Properties

Equipment Stores

We currently operate 35 full service agricultural and construction equipment stores and two outlet stores in the following locations:

North Dakota (13 stores)		Minnesota (9 stores)
Bismarck	Lamoure	Ada	Graceville
Casselton	Lidgerwood	Crookston	Marshall
Fargo	Lisbon	Elbow Lake	Moorhead
Jamestown	Mandan	Fergus Falls	Moorhead (outlet)
Kulm	Wahpeton (2 stores)		Pipestone
West Fargo
Wishek
Iowa (8 stores)		South Dakota (7 stores)
Anthon	Kingsley	Aberdeen (2 stores)	Redfield
Cherokee	Le Mars	Huron	Sioux Falls
Dike	Sioux City	Rapid City	Watertown
Dike (outlet)	Waverly

Our stores are generally located in rural areas on property zoned for commercial use. The stores typically range from 5,000 square feet with three acres of land to 40,000 square feet with 14 acres of land. We fully utilize the leased space for each of our stores and believe the respective square footage and related acreage is adequate to meet our current and anticipated needs.

Store Lease Arrangements

We lease real estate for 24 of our stores from entities affiliated with David Meyer, our Chairman and Chief Executive Officer, Tony Christianson, one of our directors and/or Peter Christianson, our President and Chief Financial Officer. We lease three dealership sites from Meyer Family Limited Partnership, an entity affiliated by common ownership with Mr. Meyer; 19 dealership sites from Dealer Sites, LLC, an entity affiliated by common ownership with Messrs. Meyer and Tony Christianson; one dealership site from Padre Partnership, an entity affiliated by common ownership with Mr. Peter Christianson; and one dealership site from Landco LLC, an entity affiliated by common ownership with Messrs. Meyer and Peter Christianson. We lease 11 additional locations under operating lease agreements with unrelated parties. The leases for our dealership sites generally expire between 2008 and 2022, other than those leases which are currently automatically renewed on a year-to-year-basis until either we or the lessor terminate them. We do not intend to own significant amounts of real estate. Therefore, we anticipate that when we need real estate, including as part of acquiring dealerships, we will lease such real estate from third parties, which may include affiliates of our investors, directors or management. We intend for the terms of all of our leases to be commercially reasonable. We do not believe the terms of our leases with entities affiliated with Messrs. Meyer, Tony Christianson and Peter Christianson are any less favorable to us than could be obtained in an arm’s length transaction with an unrelated party. For additional information regarding our store lease arrangements, please see “Certain Relationships and Related Party Transactions.”

Our store lease agreements with entities affiliated with David Meyer, Peter Christianson, and/or Tony Christianson all contain substantially similar terms. The leases with Dealer Sites, LLC and C.I. Farm Power provide for fixed lease periods ranging from five to fifteen years, and leases with the Meyer Family Limited Partnership and Landco LLC have single-year terms that are automatically renewed on a year-to-year basis. All of the leases provide for fixed monthly rental payments and require us to pay the real estate taxes on the properties for the lease periods. The leases require that we maintain public liability and personal property insurance on each of the leased premises, and require us to indemnify the lessor in connection with any claims arising from the leased premises during our occupation of the property. The leases generally prohibit us from assigning the lease agreements or subletting the leased premises without the prior written consent of the lessor. The lease agreements with Dealer Sites, LLC provide that in the event Dealer Sites, LLC sells the leased premises to a party other than us or our affiliates, then we shall share in half of any surplus or deficit resulting to Dealer Sites, LLC from that sale.

Our store lease agreements with unrelated parties contain terms comparable to the agreements with descried above. The lease periods range from automatically renewable month-to-month terms to twelve years in length. A majority of the lease agreements either give us the option to renew or extend the lease for an additional period at the conclusion of the original lease term or automatically renew the lease term at the conclusion of the original lease period on a month-to-month or year-to-year basis. A majority of the leases provide for fixed monthly rental payments and require us to pay the real estate taxes on the properties for the lease periods. All of the leases require that we maintain public liability and personal property insurance on each of the leased premises, and a majority of the leases require us to indemnify the lessor in connection with any claims arising from the leased premises during our occupation of the property. Most of the leases prohibit us from assigning the lease agreements or subletting the leased premises without the prior written consent of the lessor. We have been granted a right of first refusal to purchase the Watertown, Marshall, and one of the Aberdeen properties during the applicable lease terms. The lease agreements for the West Fargo, Kingsley, Le Mars, Watertown and Redfield properties grant us the option to purchase the leased premises during or at the conclusion of the lease term. The Kingsley, Le Mars and Redfield lease agreements grant the lessor the right to require us to purchase the leased premises during or at the conclusion of the lease term.

As part of our due diligence review prior to a dealership acquisition, we evaluate the adequacy, suitability and condition of the related real estate. Our evaluation typically includes a Phase I environmental study of the real property to determine whether there are any environmental concerns. If any environmental concerns exist, we generally require that such concerns be addressed prior to acquisition of the dealership.

Headquarters

We currently lease and occupy approximately 12,700 square feet in Fargo, North Dakota for our headquarters. This lease expires on January 31, 2015, with an option to extend for two additional five-year terms. We believe this facility is adequate to meet our current and expected administration and shared resource needs.

Governmental Regulation

We are subject to numerous federal, state, and local rules and regulations, including regulations promulgated by the Environmental Protection Agency and similar state agencies, with respect to storing, shipping, disposing, discharging and manufacturing hazardous materials and hazardous and non-hazardous waste. These activities are associated with the repair and maintenance of equipment at our stores. Currently, none of our stores or operations exceeds small quantity generation status. Compliance with these rules and regulations have not had any material effect on our operations, nor do we expect it to in the future. Further, we have not made, and do not anticipate making, any material capital expenditures in compliance with environmental regulations. However, there can be no assurance that these expectations are accurate, particularly if regulations change, unforeseen incidents occur or unknown past contamination or non-compliance is discovered, among other similar events.

Legal Proceedings

We are not currently a party to any material pending legal proceedings.

Proposed Reincorporation in Delaware

Our Board of Directors believes that the conversion of our state of incorporation from the State of North Dakota to the State of Delaware will benefit us and our stockholders. The State of Delaware is recognized for adopting comprehensive modern and flexible corporate laws, which are periodically revised to respond to the changing legal and business needs of corporations. For this reason, many major corporations have initially incorporated in Delaware or have changed their corporate domiciles to Delaware in a manner similar to that proposed by our Board. Consequently, the Delaware judiciary has become particularly familiar with corporate law matters and a substantial body of court decisions has developed interpreting Delaware law. Delaware corporate law, accordingly, has been, and is likely to continue to be, interpreted in many significant judicial decisions, a fact which may provide greater clarity and predictability with respect to our legal affairs.

The conversion from North Dakota to Delaware will be accomplished by converting Titan Machinery Inc., a North Dakota corporation, into, Titan Machinery Inc., a Delaware corporation, pursuant to Section 265 of the Delaware General Corporation Law, which will result in a change in domicile of Titan Machinery Inc. from the State of North Dakota to the State of Delaware.

Following the conversion from North Dakota to Delaware, the rights of our stockholders will be governed by Delaware law. The rights, privileges, powers and interests in property of the North Dakota entity will become rights, privileges, powers and interests in property of the Delaware entity, and obligations and liabilities of the North Dakota entity will become obligations and liabilities of the Delaware entity.

MANAGEMENT

Executive Officers and Directors

The following table set forth the names and positions of our directors and executive officers:

Name	Age	Position
David Meyer	54	Chairman and Chief Executive Officer
Peter Christianson	50	President, Chief Financial Officer and Director
Ted Christianson	48	Vice President, Finance and Treasurer
Gordon Paul Anderson	62	Director
John Bode	59	Director
Tony Christianson	55	Director
James Irwin	65	Director
James Williams	67	Director

David Meyer is our Chairman and Chief Executive Officer. Mr. Meyer was a founder of our company in 1980 and has been a director of our company since its creation. From 1976 to 1980, Mr. Meyer was a partner in a Case and New Holland dealership with locations in Lisbon and Wahpeton, North Dakota.

Peter Christianson has been our President and a director since January 2003 and our Chief Financial Officer since August 2007. Prior to joining us and since 1988, he was a partner and owner of Fargo Farm Power, Inc., the operator of two of the dealership locations acquired by Titan Machinery LLC in 2002. Peter Christianson, Tony Christianson and Ted Christianson are brothers.

Ted Christianson has been our Vice President, Finance and Treasurer since August 2007 and was previously our Chief Financial Officer from 2003 until August 2007. Mr. Christianson has spent over 15 years with startups and high growth companies in a variety of financial management roles, including as chief financial officer. Mr. Christianson was the full-time Managing Partner for Adam Smith Properties, a private real estate development company from 1997 to 2003. Mr. Christianson was formerly with US Bank (First Bank System).

Gordon Paul Anderson has been a director since 2003. Dr. Anderson is a cardiologist who retired in December 2002, the founding member of Consultants in Cardiovascular Diseases, Inc., and the former Chief of Cardiology and President of the medical staff, Saint Vincent Health Center, Erie, Pennsylvania. Dr. Anderson has been an active investor and board member of several private business and technology ventures and has active farming operations in North Dakota.

John Bode has been a director since 2005. Mr. Bode is a retired partner of KPMG, LLP with over 34 years of experience in public accounting. Mr. Bode was elected to the partnership in 1981 and retired in 2005. Mr. Bode was the lead audit partner for numerous clients in the consumer products, food, agribusiness and manufacturing industries. Mr. Bode also currently serves on the board of The Valspar Corporation.

Tony Christianson has been a director since January 2003. Mr. Christianson is a founder of Titan Machinery LLC. Since 1981, Mr. Christianson has been the Chairman of Cherry Tree Companies, an affiliated group of investment banking, venture capital and asset management firms in Minneapolis. Mr. Christianson has been a director of numerous public and private companies over his career and is currently a director of Dolan Media Company, Fair Isaac Corporation, Peoples Educational Holdings, Inc. and Ameripride Services.

James Irwin has been a director since 2005. Mr. Irwin is a former vice president of Case IH’s North American Agricultural Business, with over 40 years of experience in various executive positions in CNH prior to his retirement in January 2005. Mr. Irwin helped manage the mergers and buyouts of International Harvester and New Holland. Mr. Irwin was recently named the 2005 Agribusiness Leader of the Year by the National Agri-Marketing Association.

James Williams has been a director since 2003. Mr. Williams is currently Chairman of First State Bank of North Dakota and Goose River Bank. Mr. Williams has been an owner of Arthur Mercantile, a farm equipment dealership, since 1972. Mr. Williams is managing partner of Williams Farms in Arthur, North Dakota. Mr. Williams previously worked at Bank of New York.

Messrs. Meyer, Peter Christianson and Tony Christianson were elected to our board of directors pursuant to the Shareholder Agreement described in “Certain Relationships and Related Party Transactions.” Mr. Meyer designated himself as a director and Adam Smith Companies designated Messrs. Peter and Tony Christianson as directors.

Board Composition

Our board of directors has determined that four of our seven directors are independent directors, as defined under the applicable regulations of the SEC and under the applicable rules of the Nasdaq Global Market. The four independent directors are Gordon Paul Anderson, John Bode, James Irwin and James Williams.

Upon the completion of this offering, our directors will be divided into three classes: Class I, Class II and Class III. Class I directors will initially serve until our 2008 annual meeting, Class II directors will initially serve until our 2009 annual meeting, and Class III directors will initially serve until our 2010 annual meeting. Directors in each Class will serve for terms of three years following each such annual meeting. The following will be the designations of each of our directors upon the closing of this offering:

Class I Directors	Class II Directors	Class III Directors
Tony Christianson	Peter Christianson	David Meyer
James Irwin	James Williams	John Bode
Gordon Paul Anderson

Board Committees

The board of directors has established three committees: the audit committee, the compensation committee and the governance committee. The audit committee recommends the appointment of our auditors and oversees our accounting and audit functions. The compensation committee determines executive officers’ and key employees’ salaries and bonuses and administers our 2005 Equity Incentive Plan. The governance committee assists the board in fulfilling its responsibility with respect to corporate governance. Each of our committees will have a charter in effect upon the closing of this offering and each charter will be posted on our website.

The following sets forth the membership of each of our committees upon completion of this offering.

Audit Committee	Governance Committee	Compensation Committee
John Bode (Chair)	James Williams (Chair)	Gordon Paul Anderson (Chair)
James Williams	James Irwin	James Irwin
Gordon Paul Anderson

Audit Committee

Among other matters, our audit committee:

•       assists the board of directors in fulfilling its oversight responsibility to our stockholders and other constituents with respect to the integrity of financial statements;

•       appoints and has oversight over our independent auditors, determines the compensation of our independent auditors and the independence and quality control procedures and the experience and qualifications of our independent auditors’ lead partner, and pre-approves the engagement of our independent auditors for audit and permitted non-audit services;

•       meets with the independent auditors and reviews the scope and significant findings of audits and meets with management and internal financial personnel regarding these findings;

•       reviews the performance of our independent auditors;

•       discusses with management and our independent auditors the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to the board of directors for approval;

•       establishes procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•       following the completion of this offering, will prepare the committee reports required by the rules of the SEC to be included in our annual proxy statement.

Our independent auditors and other key committee advisors will have regular contact with our audit committee. Following each committee meeting, the audit committee will report to the full board of directors.

Each of Messrs. Bode, Williams and Anderson meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Global Market. Our board of directors has determined that Mr. Bode is an audit committee financial expert, as defined under the applicable rules of the SEC. Each member of our audit committee satisfies the Nasdaq Global Market independence standards and the independence standards of Rule 10A-3(b)(1) of the Securities Exchange Act. Each member of our audit committee possesses the financial qualifications required of audit committee members set forth in the rules and regulations of the Nasdaq Global Market and under the Securities Exchange Act.

Governance Committee

Our nominating and corporate governance committee makes recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors and its committees. In addition, our nominating and corporate governance committee oversees our codes of conduct and makes recommendations to our board of directors concerning governance matters.

Compensation Committee

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers, employees and directors. Our compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. Our compensation committee also administers the issuance of stock options and other awards under our equity award plans.

Non-Employee Director Compensation

In fiscal 2007, all of our non-employee directors, other than Tony Christianson, Gordon Paul Anderson and James Williams, received annual cash compensation of $12,000 for attending board meetings and a grant of 2,667 warrants to purchase our common stock at an exercise price of $4.50. Messrs. Christianson, Anderson and Williams each received cash compensation of $4,000 for attending board meetings and no warrant grant. In August 2007, our board of directors adopted a new director compensation policy that provides the following for non-employee directors:

•       an annual retainer of $12,000, payable quarterly;

•       an annual grant of options to purchase a number of shares of common stock equal to $12,000, based upon the fair market value of the underlying common stock on the date of grant, granted at the time of the annual meeting of stockholders; and

•       reimbursement of reasonable expenses incurred in connection with their services as directors.

The following table provides compensation information for our non-employee directors during fiscal 2007:

Name	Fees Earned or Paid in Cash ($)	Options Awards ($)(1)(2)	Total ($)
Gordon Paul Anderson	4,000	2,929	6,929
John Bode	12,000	2,929	14,929
Tony Christianson	4,000	—	4,000
James Irwin	12,000	2,929	14,929
James Williams	4,000	2,929	6,929

(1)                       These amounts represent the amount recognized for financial statement reporting purposes for fiscal 2007 in accordance with FAS 123(R), and thus may include amounts from awards granted in and prior to fiscal 2007. The assumptions used to determine the valuation of the awards are discussed in Note 14 to our financial statements.

(2)                       Each award represents 2,667 warrants to purchase our common stock at an exercise price of $4.50 and expires on February 2, 2017.

Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•       breach of their duty of loyalty to us or our stockholders;

•       act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•       unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•       transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we will indemnify and advance expenses to our directors and officers (and may choose to indemnify and advance expenses to other employees and agents) to the fullest extent permitted by law and the terms of any indemnification agreements with the directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification. We intend to obtain a directors’ and officers’ liability insurance policy prior to the closing of this offering.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In the following Compensation Discussion and Analysis, we describe the material elements of the compensation awarded to, earned by or paid to David J. Meyer, our Chief Executive Officer, Peter Christianson, our President and Chief Financial Officer, and Ted Christianson, our Vice President, Finance and Treasurer. In this prospectus, we refer to Messrs. Meyer, Peter Christianson and Ted Christianson as our “named executive officers.”

Compensation Objectives and Philosophy

We have designed our compensation programs to reward performance and to attract, retain and motivate employees at all levels. Our goal is to establish pay levels for our named executive officers that are competitive with comparable positions in our industry and in the regions in which we operate. We believe the following:

There should be an appropriate relationship between executive compensation and our short-and long-term success, including creation of stockholder value.

Our overall compensation philosophy is that rewards to executives should reflect and reinforce our company-wide focus on financial management and bottom-line performance. We use annual cash incentives to motivate executives to achieve both short- and long-term interests. Incentives are available to executives under our management incentive program for annual achievement of company-wide quantitative financial goals. This approach increases the likelihood that we will experience sustained profitability and generate greater stockholder value over time.

Our compensation program should be designed and implemented in a manner that will attract, retain and motivate executives of outstanding ability.

We intend for the amount of compensation paid to each executive officer to reflect the officer’s experience and individual performance and the performance of our company, all measured in the context of our industry and location. Our objectives are to attract, retain and motivate executives of outstanding ability. In order to motivate each executive to achieve his potential, certain components of our total compensation package are dependent on corporate and individual performance and are therefore at risk. Generally, as an executive officer’s responsibility and ability to impact our financial performance increases, the individual’s performance-based compensation increases as a portion of his total compensation. Ultimately, executives with greater roles and responsibilities associated with achieving our performance targets should bear a greater proportion of the risk if those goals are not achieved and should receive a greater proportion of the reward if the goals are met or surpassed.

Total compensation opportunities should be competitive within the industry and other comparable companies but also consistent with our conservative and prudent approach to executive compensation.

Our overall compensation levels are targeted to attract the type of talent needed to achieve and maintain a leadership position in our industry, while still focusing on bottom-line conservatism and avoiding the appearance of extravagance or compensation based on entitlements. Our compensation committee recently evaluated surveys of compensation levels to ensure that our executive officer compensation was comparable to companies of similar size in the Minneapolis and Fargo markets.

Compensation Committee

Our compensation committee oversees the design and administration of our executive compensation program according to the processes and procedures discussed in this prospectus. To implement our compensation objectives and philosophy, our board and compensation committee:

•       consider individual performance, competence and leadership when setting base compensation, but focus our incentive cash compensation program on company-specific financial and business improvement goals to promote a cohesive, performance-focused culture among our executive team;

•       compare our compensation programs with the executive compensation policies, practices and levels at comparable companies in the Fargo and Minneapolis markets and companies in our industry selected for comparison by our compensation committee, based upon size, complexity and growth profile; and

•       structure compensation among the executive officers so that our Chief Executive Officer and President, with their greater responsibilities for achieving performance and strategic objectives, bear a greater proportion of the risk and rewards associated with achieving those goals by receiving a relatively large percentage of their total compensation in the form of cash-based incentives.

Setting Executive Compensation

The compensation committee selects the elements of executive compensation and determines the level of each element, the mix among the elements and total compensation based upon the objectives and philosophies set forth above, and by considering a number of factors, including:

•       each executive’s position within our company and the level of responsibility;

•       the skills and experiences required by an executive’s position;

•       the executive’s experience and qualifications;

•       the competitive environment for comparable executive talent having similar experience, skills and responsibilities;

•       company performance compared to specific objectives;

•       individual performance measures;

•       the executive’s current and historical compensation levels;

•       the executive’s length of service to our company;

•       compensation equity and consistency across all executive positions; and

•       the stock ownership of each executive.

As a means of assessing the competitive market for executive talent, we review competitive compensation data gathered in comparative third-party surveys that we believe to be relevant, considering our size and industry. For fiscal 2007, we used an executive compensation assessment prepared for us by the Economic Research Institute. The assessment provided comparative compensation information for executive officer salaries at companies with comparable size, sales and growth levels to us in the Minneapolis and Fargo markets. The Economic Research Institute does not identify the companies utilized in the assessment. Our compensation committee reviewed the assessment to assist it in setting fiscal 2007 base salary and short-term cash incentive compensation for our executive officers. Our executive officer compensation falls within the bottom quartile range of compensation levels at comparable companies. Our relatively low executive compensation is balanced, in part, by the significant share holdings of Mr. Meyer and Mr. Peter Christianson, each of whom has the potential to be rewarded by our growth and bears the risk of our failure to grow. For this reason we have also not historically provided these executives with significant long-term incentive compensation.

The survey data is only one factor in the committee’s overall compensation decision-making process and is not used as a stand-alone benchmarking tool.

Our compensation structure is designed so that our Chief Executive Officer evaluates the performance of each executive and works with the compensation committee to recommend the compensation for our executive officers. Mr. Meyer was a member of our compensation committee during fiscal 2007, but ceased to be a member in August 2007. Our compensation committee has the absolute authority to adjust Mr. Meyer’s recommendations after evaluating all information that the compensation committee believes is relevant in implementing the principles for our compensation programs. Mr. Meyer does not give recommendations regarding his own salary or performance. Rather, the compensation committee determines his compensation after discussing with him how he performed against his written goals for the year.

In setting executive officer compensation, we have not historically considered the tax implications under Sections 162(m) and 409A of the Internal Revenue Code or compensation expense charges under FASB Statement 123(R), but may implement consideration of such tax implications when making compensation decisions for fiscal 2008.

Section 162(m) of the Internal Revenue Code restricts the ability of publicly held companies to take a federal income tax deduction for compensation paid to certain of their executive officers to the extent that compensation exceeds $1 million per covered officer in any fiscal year. However, this limitation does not apply, among other things, to compensation that is performance-based. We do not anticipate that the non-performance-based compensation to be paid to our executive officers for fiscal 2008 will exceed that limit.

On October 22, 2004, the American Jobs Creation Act of 2004 became law, implementing Section 409A of the Internal Revenue Code and changing the tax rules applicable to nonqualified deferred compensation arrangements, including certain severance arrangements. We have taken steps to bring our non-qualified deferred compensation plans into good faith compliance with the statutory provisions as currently in effect.

Executive Compensation Components for 2007

The principal elements of our executive compensation program for 2007 were:

•       base salary;

•       annual cash incentive compensation; and

•       limited perquisites and other benefits made generally available to our employees.

In allocating compensation across these elements, the compensation committee does not follow any strict policy or guidelines. However, consistent with the general compensation objectives and philosophies outlined above, the compensation committee seeks to place a meaningful percentage of an executive’s compensation at risk, subject to achievement of specific performance objectives and long-term equity value creation. In addition, the committee generally places a greater proportion of total compensation at risk for our Chief Executive Officer and President, based on their greater responsibility for, and ability to influence, overall company performance.

Base Salary

Base salary provides executives with a fixed, regular, non-contingent earnings stream. As a component of total compensation, we generally set base salaries at levels believed to attract and retain an experienced management team in our market that will grow our company and create stockholder value. We also attempt to reward individual performance and contributions to our overall business objectives without detracting from the executive officers’ incentive to realize additional compensation through our performance-based compensation program. When setting base salary, we consider pre-tax profit levels, increases in market share, inventory turns, process and system development goals, organic growth rate and growth through consolidation and acquisition, parts and service revenue as a percentage of revenue excluding variable selling expenses, and over-aged interest bearing inventory as a percentage of previous year’s revenue. The compensation committee reviews each executive officer’s salary at the end of each fiscal year.

We review performance for both our company (based upon achievement of strategic initiatives) and each executive officer. As a result of the committee’s evaluation of these factors, the committee may adjust base salaries to better align individual compensation with comparative market compensation, to provide merit-based increases based upon individual or company achievement, or to account for changes in roles and responsibilities.

For fiscal 2007, base salaries remained unchanged for our named executive officers compared to fiscal 2006. For fiscal 2008, we have increased the base salaries of Mr. Meyer and Mr. Peter Christianson to $250,000 and the base salary of Mr. Ted Christianson to $155,000. The base salary increases for named executive officers from fiscal 2007 to fiscal 2008 are attributable primarily to a realigning market adjustment based on our survey of comparably sized companies in the Minneapolis and Fargo markets discussed above.

Short-Term Incentive Compensation

Short-term incentive compensation in the form of annual cash bonuses is a significant component of our compensation program. When setting bonus payouts for our named executive officers, in the past our compensation committee has established pre-determined quantitative goals based solely upon our income before income taxes. The compensation committee would set these goals at the beginning of the fiscal year and adjust them during the fiscal year as we made acquisitions and new stores were incorporated into our company. Under our 2007 Executive Bonus Plan, based upon their respective positions and levels of responsibility, Mr. Meyer and Mr. Peter Christianson were each eligible for a cash bonus of up to 50% of their annual base salary, and Mr. Ted Christianson was eligible for a cash bonus of up to 20% of his annual base salary. The following table sets forth the income before income taxes goals established by the compensation committee and the percentage of the maximum bonus payable at each level:

Income Before Income Taxes Goal	% of Maximum Bonus Payable
$7,358,676	100
$7,064,329	83
$6,843,569	67
$6,622,808	50
$6,116,411	25

Based upon our income before income taxes of approximately $6.1 million in fiscal 2007, we paid each of our named executive officers 25% of the maximum cash bonus for which he was eligible.

For fiscal 2008, our compensation committee adopted a short-term incentive program for our named executive officers similar to the fiscal 2007 program, but will replace this program with an expanded program that includes additional performance goals and targets, primarily to reflect the increased bonus potential available to Mr. Meyer and Mr. Peter Christianson under their employment agreements discussed below. Our compensation committee has not yet approved the fiscal 2008 expanded program and this approval will not occur prior to consummation of this offering.

Stock Option Awards

With the exception of one grant made in fiscal 2007 to Mr. Ted Christianson, we have not historically granted stock options as a meaningful component of our executive compensation program. All grants have been made pursuant to our 2005 Equity Incentive Plan, which is administered by our compensation committee. Options grants made under our plan have an exercise price equal to the fair market value of our common stock, as determined by our board of directors, on the date of the grant and typically vest over a six-year period. All stock options granted to our executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986. Consistent with our compensation philosophies related to performance-based compensation, long-term stockholder value creation and alignment of executive interests with those of stockholders, we may make future grants of long-term compensation in the form of stock options or restricted stock grants to our executive officers.

We may implement stock option or restricted stock grants as a meaningful component of our compensation program because we believe they offer the incentives necessary to retain our executive officers, motivate them to enhance overall enterprise value and provide an incentive for them to remain employed by us during the vesting periods. If we determine to grant stock options or restricted stock as a meaningful component of our compensation program, we will grant such stock options or restricted stock on a performance basis. From time to time we may make one-time grants to recognize promotion or consistent long-term contribution, or for specific incentive purposes. We may also make grants in connection with the hiring of new executives. The compensation committee will have the authority to administer any equity incentive plan under which we make equity or equity-based awards. We have not adopted any formal policy with respect to stock option grants but may do so in the future if stock options become a more meaningful component of our compensation program.

Although we do not have any stock retention or ownership guidelines, our board of directors and compensation committee intend to encourage our executives to continue to have a financial stake in our company following the consummation of this offering in order to align the interests of our stockholders and management. We will continue to evaluate whether to implement a stock ownership policy for our officers and directors.

Perquisites and Other Benefits

Consistent with our conservative compensation philosophy, we offer only limited perquisites to our executive officers. We provide each of Mr. Meyer and Mr. Peter Christianson with an automobile and cellular phone service. We provide Mr. Ted Christianson with a cellular phone and cellular phone service. All of our executive officers are eligible for the same insurance, vacation and other benefits at the same levels provided to all of our employees.

Material Changes to Compensation Program

On November 16, 2007, we entered into employment agreements with David Meyer to serve as our Chief Executive Officer and Peter Christianson to serve as our President and Chief Financial Officer. Each agreement has an initial term that commences effective upon the consummation of this offering and expires on January 31, 2014, subject to earlier termination, as described below. Pursuant to the agreements, Messrs. Meyer and Christianson will each be paid a base salary of $250,000 per year, subject to annual review and adjustment by our compensation committee. Messrs. Meyer and Christianson are also eligible for an incentive bonus of up to 200% of their base salary pursuant to terms, conditions and annual objectives established by our compensation committee. Each agreement further provides that Messrs. Meyer and Christianson are eligible to participate in any employee benefit plans and programs generally available to our other executive officers. We also have agreed to grant options to acquire 100,000 shares of common stock to each of Messrs. Meyer and Christianson upon the completion of this offering, exercisable at the offering price.

The agreements with Messrs. Meyer and Christianson each contain a restrictive covenant prohibiting them from owning, operating or being employed by competing agricultural or construction equipment stores during their employment with us and for 24 months following termination of their employment with us. Each agreement is terminable by either us or Messrs. Meyer and Christianson at any time for any reason. If Messrs. Meyer or Christianson is terminated by us without cause prior to the expiration of the term or if they resign for good reason, we are obligated to pay severance in an amount equal to two times the sum of the annual base salary then in effect, which would be $500,000 in the first year of the term, plus the annual incentive bonus last paid prior to the termination. These severance payments would be made in equal monthly installments, which would be $25,000 if such termination occurred in fiscal 2008. If this termination occurs we would also be required to allow Mr. Meyer or Mr. Christianson to continue to participate in our group medical and dental plans at our expense for a period of 24 months. In order to receive the severance and continued benefits, each officer would be required to sign a release of claims against us, fulfill his non-competition obligations, cooperate with transitioning his duties and execute a non-disparagement agreement with us. We arrived at these terms based on the advice and experience of our advisors and directors, including their knowledge of practices and agreements at public companies. However, with respect to the amounts of compensation payable under these agreements, we considered the Economic Research Institute report, which does not identify the companies utilized in the assessment.

Summary Compensation Table

The following table provides information regarding the compensation earned during fiscal 2007 by our named executive officers:

Name and Principal Position	Year	Salary ($) (1)	Non-Equity Incentive Plan Compensation ($)	Option Awards ($)		All Other Compensation ($)		Total ($)
David Meyer	2007	200,000	25,000	—		10,299	(3)(4)	235,299
Chief Executive Officer
Peter Christianson	2007	200,000	25,000	—		9,609	(3)(5)	234,609
President and Chief Financial Officer
Ted Christianson	2007	145,000	7,250	38,444	(2)	—		190,694
Vice President, Finance and Treasurer

(1)                       Amounts shown are not reduced to reflect the named executive officers’ elections, if any, to contribute portions of their salaries to 401(k) plans.

(2)                       This amount represents the amount recognized for financial statement reporting purposes for fiscal 2007 in accordance with FAS 123(R), and thus may include amounts from awards granted in and prior to fiscal 2007. The assumptions used to determine the valuation of the awards are discussed in Note 14 to our financial statements. See the Grants of Plan-Based Awards table for further information regarding the awards granted in fiscal 2007 and the Outstanding Equity Awards at January 31, 2007 table for information regarding all outstanding awards.

(3)                       David Meyer and Peter Christianson each received a cash payment of $4,000 from us during fiscal 2007 for attending board of directors meetings. Our board of directors has adopted a new director compensation policy that eliminates any payments to our management directors.

(4)                       Includes a company match of $6,299 to Mr. Meyer’s 401(k) plan.

(5)                       Includes a company match of $5,609 to Mr. Christianson’s 401(k) plan.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers in fiscal 2007:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Ted Christianson	10/18/06	35,000	(1)	4.50	38,444	(2)

(1)                       This option was granted pursuant to our 2005 Equity Incentive Plan. The option vests ratably on October 18 of each year from 2007 through 2012, and expires on October 18, 2016.

(2)                       This amount represents the grant date fair value of the option award determined in accordance with FAS 123(R).

Outstanding Equity Awards at January 31, 2007

The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of January 31, 2007:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date
Ted Christianson	—	35,000	(1)	$4.50	10/18/2016

(1)                       The option vests ratably on October 18 of each year from 2007 through 2012, and expires on October 18, 2016.

Option Exercises and Stock Vested

There were no option exercises by our named executive officers during fiscal 2007. We have not granted our named executive officers any restricted stock, restricted stock units or similar securities.

Compensation Committee Interlocks and Insider Participation

Upon the closing of this offering, our compensation committee will consist of Gordon Paul Anderson and James Irwin. For fiscal 2007, David Meyer, our Chief Executive Officer, also served on our compensation committee, but no longer does so because he is not considered an independent director under Nasdaq Global Market listing standards. None of our current compensation committee members has any related party transaction relationships with our company of a type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2007.

Our directors who are not affiliated with venture capital firms that invested in us prior to this offering receive cash and/or stock option grants as compensation for their services as directors. Our directors who are affiliated with venture capital firms that invested in us prior to this offering do not receive cash compensation for their services as directors. All of our directors are reimbursed for their reasonable expenses in attending board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Described below are transactions and series of similar transactions that have occurred this year or during each of our last three fiscal years to which we were a party or are a party in which:

•       the amounts involved exceeded or will exceed $120,000; and

•       a director, executive officer, beneficial owner of more than five percent of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

Shareholder Agreements

We entered into a shareholder agreement dated April 7, 2003, as amended effective January 31, 2006, with David Meyer, our Chairman and Chief Executive Officer, Adam Smith Companies, LLP (a company owned by Tony Christianson, one of our directors, and his family trust), and C.I. Farm Power (an entity affiliated by common ownership with Peter Christianson, our President and Chief Financial Officer, and of which Mr. Christianson was one of the founders) that provides, among other things, that: (a) our board will consist of no more than seven members, with Mr. Meyer having the right to designate up to four directors, provided that three of the four are independent directors, and Adam Smith Companies (and in certain events, Adam Smith Companies and C.I. Farm Power collectively) having the right to designate up to two directors; (b) certain conflict of interest transactions involving Mr. Meyer require the consent of Adam Smith Companies or the vote of one its designated directors; and (c) in the event of Mr. Meyer’s death, his estate will have a put option to require us to purchase, and we will have a second call option, to acquire, up to $5.0 million of his stock at fair market value (with respect to which we have obtained a life insurance policy on Mr. Meyer’s life to fund the stock purchase). The shareholder agreement will automatically terminate upon consummation of this offering. Also, on April 7, 2003, as amended January 31, 2006, we entered into a shareholder rights agreement with the parties listed above, CNH Capital and holders of our Series A and Series B Preferred Stock that provides, among other things piggyback registration rights for the shareholders who are parties to the agreement in the event of certain registrations of our securities, but not including, among other things, registrations in connection with an initial public offering or registrations on Form S-8. These registration rights continue for a period of three years following this offering.

Loan Facility Agreement

We have entered into a ten-year Loan Facility Agreement with Mr. Meyer and C.I. Farm Power under which Mr. Meyer, in his discretion, may borrow up to $2.0 million and C.I. Farm Power, in its discretion, may borrow up to $500,000 from us, under certain conditions. Any loans made under the agreement will be made pursuant to notes that accrue interest at the same rate as our senior secured lending facility and will be due on December 31, 2017 (or earlier upon the occurrence of certain events, including a sale of our company or an initial public offering). Such notes will be non-recourse, but will be secured by a pledge of all of our securities held by Mr. Meyer and C.I. Farm Power (with an agreed value of $2.50 per share of common stock, and debentures or notes valued at the outstanding amount owed). We do not anticipate that we will make any such loans unless our primary lender or lenders are satisfied with the loans, and such loans cannot be made if doing so would cause a default under any material loan, financing or other agreement. If such loans are made, but thereafter their continuation would cause such a default, Mr. Meyer and C.I. Farm Power will be obligated to repay such loans accordingly. During fiscal 2005, 2006 and 2007, there were no amounts of principal outstanding to either Mr. Meyer or C.I. Farm Power under this lending agreement. As of July 31, 2007, there was no amount of principal outstanding under this agreement to either Mr. Meyer or C.I. Farm Power. For fiscal 2005, 2006 and 2007 there were no amounts paid by either Mr. Meyer or C.I. Farm Power in principal or interest. The parties will terminate this Loan Facility Agreement upon consummation of this offering.

Personal Guaranties

Mr. Meyer provides personal guaranties of all amounts that we owe under the following credit facilities: our credit facility with CNH Capital, pursuant to which CNH Capital provides us with an aggregate principal balance of up to $200.0 million; our credit facility with Bremer, pursuant to which Bremer provides us with a $2.0 million floorplan line of credit, a $12.0 million operating line of credit, and an $10.0 million term loan; and our credit facility with GE, pursuant to which GE may make loans to us from time to time to purchase inventory from GE approved vendors and for other working capital purposes, up to $5.0 million.

Leases

We lease real estate for 25 of our 35 stores from entities affiliated with Messrs. Meyer, Tony Christianson and/or Peter Christianson. We lease three dealership sites from Meyer Family Limited Partnership, for which Mr. Meyer serves as general partner and of which certain members of Mr. Meyer’s immediate family are limited partners; 19 dealership sites from Dealer Sites, LLC, an entity affiliated by common ownership with Mr. Meyer and Tony Christianson, who collectively owned 40% of Dealer Sites, LLC as of January 31, 2007, and for which Ted Christianson, our Vice President, Finance and Treasurer, serves as president and Mr. Meyer serves as an officer; one dealership site from Padre Partnership, an entity affiliated by common ownership with Peter Christianson, who is also the general partner; and one dealership site from Landco LLC, an entity affiliated by common ownership with Peter Christianson and Mr. Meyer.

Since fiscal 2005 through the end of the respective lease terms, the aggregate amount of all periodic payments or installments made or due, including any required or optional payments due at the conclusion of the respective leases, are as follows:

Lessor	Period	Aggregate Payments Made or Due
Meyer Family Limited Partnership	Fiscal 2005	$303,000
	Fiscal 2006	$304,100
	Fiscal 2007	$304,100
	Fiscal 2008	$276,000
Dealer Sites	Fiscal 2005	$274,920
	Fiscal 2006	$595,440
	Fiscal 2007	$940,988
	Fiscal 2008	$1,644,216
	Fiscal 2009, through August 31, 2022	$22,130,135
C.I. Farm Power	Fiscal 2006	$99,000
	Fiscal 2007	$99,000
	Fiscal 2008, through June 1, 2007	$33,000
Padre Partnership	Fiscal 2006	$96,000
	Fiscal 2007	$96,000
	Fiscal 2008	$96,000
	Fiscal 2009, through October 1, 2008	$64,000
Landco	Fiscal 2007	$40,000
	Fiscal 2008	$240,000
	Fiscal 2009, through December 31, 2008	$220,000

We intend for the terms of all of our leases to be commercially reasonable. We do not believe the terms of our leases with entities affiliated with Mr. Meyer, Tony Christianson and Peter Christianson are any less favorable to us than could be obtained in an arm’s length transaction with an unrelated party.

Debentures

In connection with our acquisition of the dealerships of Titan Machinery LLC, effective as of January 1, 2003, the owners of Titan Machinery LLC, including Mr. Meyer, Adam Smith Companies, Earl Christianson (the father of Tony, Peter and Ted Christianson), and C.I. Farm Power, provided us with financing in the form of subordinated debentures with an aggregate principal amount of $3,492,424, all of which mature on November 31, 2012, as follows:

Holder	Principal Amount	Interest Rate	Largest Principal Amount Outstanding Since Fiscal 2005
David Meyer	$500,000	9%	$500,000
	$36,965	5%	$36,965
Adam Smith Companies	$1,000,000	9%	$755,000	(1)
	$51,500	5%	$51,500
Earl Christianson	$160,000	9%	$160,000
	$4,667	5%	$4,667
C.I. Farm Power	$1,690,000	10%	$1,690,000
	$49,292	5%	$49,292

(1)                       Adam Smith Companies subsequently assigned its debentures to Adam Smith Growth Partners, LP. Of the remaining original issuance to Adam Smith Companies, $100,000 of these debentures were transferred to David Christianson, the brother of Tony, Peter and Ted Christianson, and $145,000 of these debentures were transferred to Adam Smith Activist Fund, LLC, an affiliate of Cherry Tree, a company for which Tony Christianson is the Chairman. Each of these amounts has been outstanding since fiscal 2005.

Since fiscal 2005, we have paid interest on these subordinated debentures as follows:

Fiscal 2005

Holder	Interest Paid
Earl Christianson	$31,903
C.I. Farm Power	$99,967

Fiscal 2006

Holder	Interest Paid
David Meyer	$112,173
Adam Smith Growth Partners	$158,021
Earl Christianson	$14,633
C.I. Farm Power	$350,026
Adam Smith Activist Fund, LLC	$31,381

Fiscal 2007

Holder	Interest Paid
David Meyer	$79,304
Adam Smith Growth Partners	$132,915
Earl Christianson	$14,633
C.I. Farm Power	$250,154
David Christianson	$19,362
Adam Smith Activist Fund, LLC	$21,907

Fiscal 2008 (through July 31, 2007)

Holder	Interest Paid
David Meyer	$23,424
Adam Smith Growth Partners	$35,262
Earl Christianson	$7,316
C.I. Farm Power	$85,732
David Christianson	$4,500
Adam Smith Activist Fund, LLC	$6,525

As of November 1, 2007, the largest amounts outstanding since fiscal 2005 remained outstanding. We also issued 340,852 shares of common stock to each of Mr. Meyer and Adam Smith Companies in connection with the Titan Machinery LLC transaction.

Of these debentures, debentures with an aggregate principal amount of $3,350,000 will be exchanged for shares of common stock prior to consummation of this offering, as follows: Mr. Meyer—242,680 shares; Adam Smith Growth Partners—366,446 shares; David Christianson—48,536 shares; Adam Smith Activist Fund, LLC—70,377 shares; Earl Christianson—77,657 shares; and C.I. Farm Power—836,285 shares; and debentures with an aggregate principal amount of $142,424 will be repaid with a portion of the proceeds of this offering.

In connection with an offering completed on April 15, 2005, we sold $1.8 million in subordinated convertible debentures, along with a detachable warrant for the purchase of 115,650 shares of common stock, to Titan Income Holdings. These debentures mature in April 2012. Titan Income Holdings is a limited liability limited partnership in which one of its general partners is Adam Smith Companies. The interests in Titan Income Holdings were distributed to 15 investors, including our directors Gordon Paul Anderson, who holds a 2.5% interest, and James Irwin, through the Irwin Revocable Trust, which holds a 4.9% interest. Since fiscal 2006, the largest amount of principal outstanding of subordinated convertible debentures purchased by Titan Income Holdings was $1.8 million, and we have made interest payments of $29,429 and $188,022 in fiscal 2006 and fiscal 2007, respectively. As of July 31, 2007, the largest amount of principal outstanding since fiscal 2005 remained outstanding, and, through July 31, 2007, we have made interest payments of $93,723 in fiscal 2008. The debentures bear interest at 10.5% per annum. We intend to repay the amounts outstanding under these debentures on or prior to the closing of this offering.

On August 1, 2004 we issued a warrant for the purchase of 6,071 shares of common stock to Cherry Tree for serving as placement agent in connection with our Series B convertible preferred stock offering. In combination with previously issued warrants, Cherry Tree currently holds warrants for the purchase of 17,988 shares of our common stock.

Consulting Agreement

On April 1, 2006, as amended on July 17, 2007, we entered into a consulting agreement with Cherry Tree. Under this agreement, Cherry Tree acts as our financial advisor in connection with a public offering of our stock. We pay Cherry Tree a monthly retainer of $5,000 from July 1, 2007 through June 30, 2008 and, upon the closing of a public offering of our stock during that period or the 12-month period that follows, we must pay Cherry Tree a fee, which we anticipate will be $125,000. We also must pay all of Cherry Tree’s reasonable out-of-pocket expenses associated with the consulting agreement.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 265,000 of the shares offered hereby to be sold to certain directors, officers, employees and persons having relationships with us. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares which are not purchased under the directed share program will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

Policies and Procedures for Related Party Transactions

Upon the closing of this offering, our audit committee charter will require our audit committee to review and approve in advance any related party transaction of the type required to be disclosed by Item 404 of Regulation S-K. All of our directors, officers and employees will be required to report to our audit committee any related party transaction (as defined by applicable rules and regulations of the SEC and the Nasdaq Global Market) prior to its completion. Our board of directors reviewed all of the transactions described above, but we did not have a formal policy in place for the approval of such transactions. We do not believe the terms of any of the transactions and agreements described above are any less favorable to us than could be obtained in an arm’s length transaction with an unrelated party.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock by (i) each of our executive officers; (ii) each of our directors; (iii) all of our executive officers and directors as a group; and (iv) each of those known by us to be beneficial owners of more than 5% of our common stock.

The percentage ownership information shown in the table is based upon 7,686,459 shares outstanding as of December 1, 2007 (assuming the conversion of our preferred stock into 790,206 shares of common stock, the issuance of 2,308,648 shares to be issued upon the exchange, prior to this offering, of certain outstanding convertible subordinated debentures and 240,938 shares to be issued upon the exercise of warrants held by CNH Capital prior to this offering) and the issuance of 4,542,395 shares in this offering. At our request, the underwriters have reserved for sale, at the initial public offering price, up to 265,000 of the shares offered hereby to be sold to certain directors, officers, employees and persons having relationships with us. The percentage ownership following the offering assumes none of the persons in the table below will purchase any shares in the offering. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of December 1, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Titan Machinery Inc., 4876 Rocking Horse Circle, Fargo, North Dakota 58104-6049.

	Beneficial Ownership		Number	Beneficial Ownership
	Prior to Offering		of Shares	After Offering
Name	Number	Percent	Offered	Number	Percent
Executive Officers and Directors
David Meyer(1)	3,902,680	50.8%	400,000	3,502,680	28.6%
Peter Christianson(2)	1,151,285	15.0%	150,000	1,001,285	8.2%
Ted Christianson(3)	32,322	*	—	32,322	*
Gordon Paul Anderson(4)	91,668	1.2%	—	91,668	*
John Bode(5)	7,334	*	—	7,334	*
Tony Christianson(6)	866,797	11.1%	—	866,797	7.1%
James Irwin(7)	13,009	*	—	13,009	*
James Williams(8)	41,668	*	—	41,668	*
Executive Officers and Directors as a group (8 persons)	6,106,763	76.5%	550,000	5,556,763	45.4%
5% Stockholders
Adam Smith Growth Partners(9)	663,094	8.6%	—	663,094	5.4%
CNH Capital America LLC(10)	907,605	10.6%	907,605	—	*

                                        *           Indicates ownership of less than 1%.

                                        (1)        The shares Mr. Meyer is selling were acquired in connection with the acquisition of Titan Machinery LLC in January 2003 in the form of shares of common stock and a convertible subordinated debenture. The portion of Mr. Meyer’s shares that are issuable upon conversion of the convertible subordinated debenture will be converted by Mr. Meyer into shares of common stock prior to the offering at an exercise price of $2.50 per share.

                                        (2)        Includes 836,285 shares beneficially owned by C.I. Farm Power. Mr. Christianson may be deemed to be the beneficial owner of such shares by virtue of his status as a controlling owner of C.I. Farm Power. The shares C.I. Farm Power is selling are beneficially owned by Mr. Peter Christianson and such shares were acquired by C.I. Farm Power in connection with the acquisition of Titan Machinery LLC in January 2003 in the form of a convertible subordinated debenture. C.I. Farm Power’s shares are issuable upon conversion of the convertible subordinated debenture and C.I. Farm Power will convert the convertible subordinated debenture into shares of common stock prior to the offering at an exercise price of $2.50 per share.

                                        (3)        Includes 11,667 shares which may be purchased upon exercise of stock options by Mr. Christianson that were exercisable as of December 1, 2007, or within 60 days of such date. Includes 20,655 shares which may be purchased upon exercise of a cross-purchase option granted to Mr. Christianson by Adam Smith Growth Partners.

                                        (4)        Includes 91,668 shares which may be purchased upon exercise of stock options and warrants by Mr. Anderson that were exercisable as of December 1, 2007, or within 60 days of such date. Of these, 650 are beneficially owned by Titan Income Holdings, of which Mr. Anderson is a limited partner. Mr. Anderson expressly disclaims beneficial ownership of any shares held by Titan Income Holdings except to the extent of his pecuniary interest in that entity.

                                        (5)        Includes 7,334 shares which may be purchased upon exercise of stock options and warrants by Mr. Bode that were exercisable as of December 1, 2007, or within 60 days of this date.

                                        (6)        Includes 663,094 shares beneficially owned by Adam Smith Growth Partners, warrants to purchase 115,650 shares of common stock beneficially owned by Titan Income Holdings, 70,377 shares beneficially owned by Adam Smith Activist Fund, LLC, warrants to purchase 15,009 shares of common stock beneficially owned by Cherry Tree Companies, LLC, and warrants to purchase 2,667 shares of common stock beneficially owned by Mr. Christianson. All of these warrants were exercisable as of December 1, 2007, or within 60 days of this date. Mr. Christianson may be deemed to share beneficial ownership of shares beneficially owned by Adam Smith Growth Partners, Titan Income Holdings, and Cherry Tree by virtue of his status as a controlling owner of such entities. Mr. Christianson expressly disclaims beneficial ownership of any shares held by Adam Smith Growth Partners, Titan Income Holdings, Adam Smith Activist Fund and Cherry Tree except to the extent of his pecuniary interest in such entities. Includes shares other individuals have the right to acquire from Adam Smith Growth Partners pursuant to options, including 20,655 acquirable by Ted Christianson.

                                        (7)        Includes 13,009 shares which may be purchased upon exercise of stock options and warrants by Mr. Irwin that were exercisable as of December 1, 2007, or within 60 days of this date. Of these, 6,425 are beneficially owned by Titan Income Holdings, of which the Irwin Revocable Trust is a limited partner. Mr. Irwin expressly disclaims beneficial ownership of any shares held by Titan Income Holdings except to the extent of his pecuniary interest in that entity.

                                        (8)        Includes 41,668 shares which may be purchased upon exercise of stock options and warrants by Mr. Williams that were exercisable as of December 1, 2007, or within 60 days of this date.

                                        (9)        Tony Christianson is a controlling owner of Adam Smith Growth Partners and by virtue of such status may be deemed to be the beneficial owner of the shares held by Adam Smith Growth Partners. The address of Adam Smith Growth Partners is 301 Carlson Parkway, Suite 103, Minnetonka, Minnesota 55305.

                                        (10)     The address of CNH Capital is 233 Lake Avenue, Racine, Wisconsin 53403. The shares CNH Capital is selling are issuable upon conversion of a convertible subordinated note we issued to CNH Capital in November 2005 and the exercise of a warrant to purchase 240,938 shares of common stock. Pursuant to an agreement with CNH Capital dated November 13, 2007, subject to certain conditions CNH Capital will convert the convertible subordinated note into, and exercise the warrant for, shares of common stock prior to this offering at a conversion or exercise price, as applicable, of $4.50 per share.

Certain Relationships with Selling Stockholders

David Meyer is our Chairman and Chief Executive Officer. C.I. Farm Power, Inc. is a company owned by our President and Chief Financial Officer, Peter Christianson. CNH Capital America LLC provides us with financing, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DESCRIPTION OF CAPITAL STOCK

As of July 31, 2007, there were three stockholders of record of our common stock, 12 stockholders of record of our Series A convertible preferred stock, seven stockholders of record of our Series B convertible preferred stock, no stockholders of record of our Series C convertible preferred stock, and two stockholders of record of our Series D convertible preferred stock. All of this preferred stock will convert into common stock upon the closing of this offering and our new certificate of incorporation will not have any of these series of preferred stock authorized.

Prior to the completion of this offering, we intend to reincorporate in Delaware. The description of common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate of incorporation that will be adopted by us in connection with the reincorporation. Upon the closing of this offering, our authorized capital stock will consist of 30,000,000 shares, consisting of 25,000,000 shares of common stock and 5,000,000 shares of undesignated stock, from which our board of directors is authorized to issue preferred stock and establish the rights, preferences and privileges with respect to such shares of preferred stock.

The following summarizes important provisions of our capital stock and describes all material provisions of our certificate of incorporation and bylaws, each of which will become effective immediately prior to the consummation of this offering. We also summarize our planned reincorporation in Delaware. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

No outstanding share of common stock is entitled to preference over any other share, and each share is equal to any other share in all respects. Holders of the common stock are entitled to one vote for each share held of record at each meeting of stockholders. In any distribution of capital assets, such as liquidation, whether voluntary or involuntary, holders of the common stock are entitled to receive pro rata the assets remaining after creditors have been paid in full and after payment of the liquidation preference of all classes and series of preferred stock outstanding. Holders of shares of common stock have no preemptive rights.

Undesignated Shares

The board of directors may by resolution and without stockholder approval establish from the undesignated shares different classes or series of shares (including other classes or series of preferred stock), with such designations, voting power, preferences, rights qualifications, limitations, restrictions, dividends, time and prices of redemption, and conversion rights as the board of directors may establish. The issuance of such capital stock could adversely affect the rights and voting power of holders of common stock, entitle holders to greater liquidation preferences or board representation than holders of our common stock or prevent or delay a change in control. No shares of preferred stock will be outstanding upon the closing of this offering.

Warrants

As of the date of this prospectus, the following warrants to purchase common stock are outstanding:

•       11,917 shares at $3.00 per share expiring in 2013;

•       121,721 shares at $3.50 per share, 115,650 of which expire in 2013 and 6,071 of which expire in 2014; and

•       240,938 shares at $4.50 per share expiring in 2013, which the warrant holder intends to exercise in full prior to this offering.

Subordinated Convertible Debentures

As of the date of this prospectus, there is a total of $6,350,000 of subordinated convertible debentures issued and outstanding. Of these debentures, $3,350,000 are convertible into shares of common stock at a conversion price of $2.50 per share and $3,000,000 are convertible into shares of common stock at a conversion price of $4.50 per share. $1,690,000 of the subordinated convertible debentures accrue interest at 10% per annum, $1,660,000 accrue interest at 9% per annum and $3,000,000 accrue interest at 7% per annum. We issued $3,350,000 subordinated convertible debentures with the conversion price of $2.50 per share, including to certain of our officers and directors or their affiliates, in connection with our acquisition of the dealerships of Titan Machinery LLC. See “Certain Relationships and Related Party Transactions.” These debentures will be exchanged for 1,641,981 shares of common stock prior to the closing of this offering. In connection with this acquisition, we also issued $142,424 in non-convertible subordinated debentures, which debentures accrue interest at 5% per annum and are payable on or before November 30, 2012. These debentures will be repaid with a portion of the proceeds from this offering.

Registration Rights

Pursuant to a shareholder rights agreement dated April 7, 2003, as amended effective January 31, 2006, with David Meyer, our Chairman and Chief Executive Officer, Adam Smith Companies, C.I. Farm Power, CNH Capital and holders of our Series A and Series B preferred stock, these stockholders are entitled to piggyback registration rights upon certain registrations of our securities. The registration rights are not available to these stockholders for registrations in connection with an initial public offering, registrations on Form S-8, Form S-4 or other limited purposes forms, registrations relating solely to employee benefit plans, SEC Rule 145 transactions or transactions relating solely to the sale of debt or convertible debt instruments. The registration rights continue for a period of three years following this offering.

Proposed Reincorporation in Delaware

Our board of directors believes that the conversion of our state of incorporation from the State of North Dakota to the State of Delaware will benefit Titan and our stockholders. The State of Delaware is recognized for adopting comprehensive modern and flexible corporate laws, which are periodically revised to respond to the changing legal and business needs of corporations. For this reason, many major corporations have initially incorporated in Delaware or have changed their corporate domiciles to Delaware in a manner similar to that proposed by our board. Consequently, the Delaware judiciary has become particularly familiar with corporate law matters and a substantial body of court decisions has developed interpreting Delaware law. Delaware corporate law, accordingly, has been, and is likely to continue to be, interpreted in many significant judicial decisions, a fact which may provide greater clarity and predictability with respect to our legal affairs.

The conversion from North Dakota to Delaware will be accomplished by converting Titan Machinery Inc., a North Dakota corporation, into Titan Machinery Inc., a Delaware corporation, pursuant to Section 265 of the Delaware General Corporation Law. Following the conversion from North Dakota to Delaware, the rights of our stockholders will be governed by Delaware law. The rights, privileges, powers and interests in property of the North Dakota entity will become rights, privileges, powers and interests in property of the Delaware entity, and obligations and liabilities of the North Dakota entity will become obligations and liabilities of the Delaware entity. We have solicited proxies from our stockholders for the approval of the proposed reincorporation.

Anti-Takeover Provisions

Delaware Law

Upon our reincorporation under Delaware law prior to consummation of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•       prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•       the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•       on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•       any merger or consolidation involving the corporation and the interested stockholder;

•       any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•       subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•       the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws:

•       permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•       provide that the authorized number of directors may be changed by resolution of the board of directors;

•       provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•       divide our board of directors into three classes;

•       provide that directors may only be removed for cause by the holders of at least two-thirds of the voting power of the shares eligible to vote for directors;

•       require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•       provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and

•       do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

CNH Dealer Agreements

Prior consent of CNH is required for the acquisition by any party of 20% or more of our outstanding stock following this offering. Without this consent, CNH may terminate our dealer agreements.

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•       breach of their duty of loyalty to us or our stockholders;

•       act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•       unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•       transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws, which will become effective upon the closing of this offering, provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law subject to certain procedural and other requirements set forth in the bylaws; or, if applicable, pursuant to indemnification agreements, which, when executed, will supersede the bylaw provisions. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law and our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification. We intend to obtain a directors’ and officers’ liability insurance policy prior to the closing of this offering.

Upon consummation of the offering, we intend to enter into separate indemnification agreements with our directors and officers, in addition to the indemnification provisions set forth in our bylaws. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her services as one of our directors or officers, including services provided to any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Nasdaq Global Market

Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol “TITN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, based on our outstanding shares as of December 1, 2007, and assuming no exercise of outstanding options or warrants, we will have outstanding an aggregate of 12,228,854 shares of our common stock (13,128,854 shares if the underwriters’ over-allotment option is exercised in full). Of these shares, all of the shares sold in this offering (plus any shares sold as a result of the underwriters’ exercise of the over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining 7,686,459 shares of common stock to be outstanding after this offering will be “restricted securities” under Rule 144.  Of these restricted securities, 5,058,805 shares will be subject to transfer restrictions for 180 days from the date of this prospectus pursuant to market stand-off agreements. Upon expiration of the 180-day transfer restriction period, all such  shares will be eligible for resale under Rule 144, subject to volume limitations. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act.

Lock-up Agreements

All of our officers and directors, and holders of 6,764,244 shares of our common stock and holders of 292,247 shares of our common stock issuable upon exercise of outstanding options and warrants have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without our prior written consent or, in some cases, the prior written consent of Craig-Hallum Capital Group and Robert W. Baird & Co. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock that are deemed restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•       1% of the number of shares of our common stock then outstanding, which will equal approximately 115,289 shares immediately after this offering; or

•       the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

In addition to the above requirements, sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. On November 15, 2007, the SEC adopted a proposal that will shorten the one year holding period under Rule 144 to six months. This proposal will become effective 60 days after publication of the adopting release in the Federal Register.

Rule 144(k)

In general, under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. On November 15, 2007, the SEC adopted a proposal that will shorten the two year holding period under Rule 144(k) to one year. This proposal will become effective 60 days after publication of the adopting release in the Federal Register.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or written agreement relating to compensation and who is not deemed to have been an affiliate of our company to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait 90 days after the date of this prospectus before selling shares pursuant to Rule 701. As of July 31, 2007, the aggregate number of shares eligible for resale under Rule 701 is 13,902.

Options

Upon completion of this offering, stock options to purchase a total of 483,252 shares of our common stock will be outstanding. These stock options have a weighted average exercise price of $7.26 and expire between April 1, 2016 and December 5, 2017.

Registration of Shares in Connection with Compensatory Benefit Plans

We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) or 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors. Prior to the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options as of November 1, 2007 and shares currently reserved for issuance under the stock plans, the registration statement would cover approximately 1,000,000 shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, with applicable lock-up agreements, and with the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

Registration Rights

After the completion of this offering, holders of 5,067,958 shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Craig-Hallum Capital Group	3,300,000
Robert W. Baird & Co.	2,700,000
Total	6,000,000

The underwriters have advised us that they propose to offer the shares to the public at $8.50 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.36 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 900,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become severally obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table summarizes the underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Total with no over-allotment	Total, with over-allotment
Underwriting discount to be paid to the underwriters by us	$2,702,725	$3,238,225
Underwriting discount to be paid to the underwriters by the selling stockholders	$867,275	$867,275

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be $1,000,000. These expenses are payable by us.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and certain principal stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Craig-Hallum Capital Group. The agreements provide exceptions for (i) sales to underwriters pursuant to the purchase agreement, (ii) sales in connection with the exercise of options granted and (iii) certain other exceptions.

Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq Global Market. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 265,000 of the shares offered hereby to be sold to certain directors, officers, employees and persons having relationships with us. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares which are not purchased under the directed share program will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

A managing director of Craig-Hallum Capital Group is a special limited partner of Titan Income Holdings LLLP, an investment partnership whose primary assets are subordinated debt and common stock warrants issued by us. His personal financial interest in the partnership is less than $10,000, as valued by the general partners of Titan Income Holdings as of July 30, 2007.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota. The underwriters have been represented in connection with this offering by Faegre & Benson LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements of Titan Machinery Inc. as of January 31, 2006 and 2007 and for each of the three years in the period ended January 31, 2007 included in this prospectus have been so included in reliance on the report of Eide Bailly LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (701) 356-0130 or by mail at Titan Machinery Inc., 4876 Rocking Horse Circle Fargo, ND 58104-6049. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Audit Committee and Board of Directors
Titan Machinery Inc.
Fargo, North Dakota

We have audited the accompanying balance sheets of Titan Machinery Inc. as of January 31, 2007 and 2006, and the related statements of operations, stockholders’ equity, and cash flows for the years ended January 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titan Machinery Inc. as of January 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended January 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 21 to the financial statements, the Company has restated its financial statements as of January 31, 2007 and 2006, and for the years ended January 31, 2007, 2006 and 2005, to correct various errors and disclosure omissions.

/s/ Eide Bailly LLP

Minneapolis, Minnesota
November 30, 2007

TITAN MACHINERY INC.
BALANCE SHEETS
JANUARY 31, 2006 AND 2007

	January 31,
	2006	2007
	(As Restated)	(As Restated)
Assets
Current assets
Cash	$8,671,420	$7,572,000
Receivables, net	5,794,144	10,921,049
Inventories	81,630,630	106,253,862
Prepaid expenses	32,972	186,137
Deferred income taxes	423,000	462,000
Total current assets	96,552,166	125,395,048
Intangibles and other assets
Parts inventory in excess of amounts expected to be sold currently	1,443,000	1,062,000
Goodwill	1,365,147	3,736,147
Intangible assets, net of accumulated amortization	222,009	168,876
Other	173,663	334,907
	3,203,819	5,301,930
Property and equipment, net of accumulated depreciation	5,326,332	8,175,105
	$105,082,317	$138,872,083
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$5,488,024	$4,227,830
Floorplan notes payable	61,908,027	84,698,775
Current maturities of long-term debt	1,532,405	2,823,609
Customer deposits	4,014,401	4,608,345
Accrued expenses	1,941,822	2,287,677
Income taxes payable	350,113	377,729
Total current liabilities	75,234,792	99,023,965
Long-term liabilities
Long-term debt, less current maturities	3,456,342	6,787,598
Accrued interest on subordinated debt	532,522	330,441
Deferred income taxes	416,000	925,000
	4,404,864	8,043,039
Subordinated debentures	14,193,836	16,746,836
Contingencies—Note 16
Redeemable securities
Series A Convertible Preferred stock - par value $.00001, authorized-2,000,000 shares; issued and outstanding-341,672 shares at January 31, 2007 and 2006	1,104,772	1,193,594
Series B Convertible Preferred stock - par value $.00001, authorized-2,000,000 shares; issued and outstanding-125,001 shares at January 31, 2007 and 2006	451,373	486,112
	1,556,145	1,679,706
Stockholders’ equity
Common stock, par value $.00001 per share, authorized-30,000,000 shares; outstanding - 4,344,753 and 4,340,852 shares at January 31, 2007 and 2006, respectively	43	43
Additional paid-in-capital	343,757	514,864
Retained earnings	9,348,880	12,863,630
	9,692,680	13,378,537
	$105,082,317	$138,872,083

See Notes to Financial Statements

TITAN MACHINERY INC.
STATEMENTS OF OPERATIONS
YEARS ENDED JANUARY 31, 2005, 2006 AND 2007

	Year ended January 31,
	2005	2006	2007
	(As Restated)	(As Restated)	(As Restated)
Revenue
Equipment	$119,850,030	$175,548,847	$220,957,940
Parts	25,058,508	31,098,984	42,618,622
Service	13,140,763	16,572,415	21,964,966
Other, including trucking and rental	4,134,004	5,250,034	7,056,470
	162,183,305	228,470,280	292,597,998
Cost of revenue
Equipment	109,022,660	160,814,335	200,557,976
Parts	18,401,691	22,458,546	29,909,043
Service	5,235,943	6,404,325	8,182,908
Other, including trucking and rental	3,119,557	4,080,916	5,336,741
	135,779,851	193,758,122	243,986,668
Gross profit	26,403,454	34,712,158	48,611,330
Operating expenses	22,596,560	26,977,881	37,399,182
Income from operations	3,806,894	7,734,277	11,212,148
Other income (expense)
Interest and other income	143,744	87,686	348,809
Floorplan interest expense	(1,008,754)	(2,295,766)	(3,293,901)
Interest expense, including interest on subordinated debentures of $1,679,774 in 2007, $558,911 in 2006, and $318,420 in 2005	(683,803)	(1,073,332)	(2,178,745)
Income before income taxes	2,258,081	4,452,865	6,088,311
Provision for income taxes	(911,000)	(1,721,000)	(2,450,000)
Income from continuing operations	1,347,081	2,731,865	3,638,311
Discontinued operations
Loss from operations of discontinued Main Street Sales division, net of income tax effect of $51,000	(75,573)	—	—
Net income	$1,271,508	$2,731,865	$3,638,311
Adjustment to income:
Amortization of syndication fees—preferred stock	(19,471)	(21,185)	(21,185)
Unpaid accumulated preferred dividends	(89,616)	(102,376)	(102,376)
Income available to common stockholders	$1,162,421	$2,608,304	$3,514,750
Earnings per share - basic
Income from continuing operations less dividends	$0.29	$0.60	$0.81
Loss from discontinued operations	(0.02)	—	—
Income available to shareholders	$0.27	$0.60	$0.81
Earnings per share - diluted
Income from continuing operations less dividends	$0.26	$0.47	$0.57
Loss from discontinued operations	(0.02)	—	—
Income available to shareholders	$0.24	$0.47	$0.57

See Notes to Financial Statements

TITAN MACHINERY INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED JANUARY 31, 2005, 2006 AND 2007

	Common Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total
Balance, January 31, 2004 (As originally reported)	4,340,852	$43	$24,957	$5,650,978	$5,675,978
Issuance of stock warrants	—	—	11,200	—	11,200
Unpaid accumulated dividends	—	—	—	(58,597)	(58,597)
Amortization of syndication fees	—	—	—	(14,226)	(14,226)
Balance, January 31, 2004 (As restated)	4,340,852	$43	$36,157	$5,578,155	$5,614,355
Issuance of stock warrants	—	—	6,600	—	6,600
Unpaid accumulated dividends	—	—	—	(89,616)	(89,616)
Amortization of syndication fees	—	—	—	(19,471)	(19,471)
Net income	—	—	—	1,271,508	1,271,508
Balance, January 31, 2005 (As restated)	4,340,852	$43	$42,757	$6,740,576	$6,783,376
Issuance of stock warrants	—	—	301,000	—	301,000
Unpaid accumulated dividends	—	—	—	(102,376)	(102,376)
Amortization of syndication fees	—	—	—	(21,185)	(21,185)
Net income	—	—	—	2,731,865	2,731,865
Balance, January 31, 2006 (As restated)	4,340,852	$43	$343,757	$9,348,880	$9,692,680
Issuance of stock warrants	—	—	113,000	—	113,000
Issuance of stock options	—	—	41,731	—	41,731
Exercise of stock options	3,901	—	16,376	—	16,376
Unpaid accumulated dividends	—	—	—	(102,376)	(102,376)
Amortization of syndication fees	—	—	—	(21,185)	(21,185)
Net income	—	—	—	3,638,311	3,638,311
Balance, January 31, 2007 (As restated)	4,344,753	$43	$514,864	$12,863,630	$13,378,537

See Notes to Financial Statements

TITAN MACHINERY INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31, 2005, 2006 AND 2007

	Year ended January 31,
	2005	2006	2007
	(As restated)	(As restated)	(As restated)
Operating activities
Net income	$1,271,508	$2,731,865	$3,638,311
Loss from discontinued operations	75,573	—	—
Adjustments to reconcile net income to cash provided from operating activities
Depreciation	755,769	1,107,348	1,648,551
Amortization	73,602	93,108	119,133
(Gain) loss on sale of equipment	2,435	1,643	(26,207)
Deferred income taxes	140,000	(23,000)	74,000
Stock option compensation expense	—	—	58,107
Changes in assets and liabilities, net of purchase of agricultural dealership assets and assumption of liabilities
Receivables	(1,885,036)	(758,299)	(5,104,174)
Inventories	(9,661,543)	(5,365,361)	(285,688)
Prepaid expenses	4,857	12,348	(153,165)
Credit plan reserves and other	(15,347)	(123,066)	(161,244)
Floorplan notes payable	2,175,411	4,796,830	2,886,551
Floorplan notes payable—acquisitions	—	1,621,682	4,946,269
Accounts payable	(561,337)	2,260,891	(1,472,855)
Customer deposits	(1,506,700)	1,879,975	593,944
Accrued expenses	474,811	918,374	(160,186)
Income taxes	629,870	(340,863)	(95,932)
Cash from (used for) operating activities—continuing operations	(8,026,127)	8,813,475	6,505,415
Cash from (used for) operating activities—discontinued operations	61,715	—	—
Net cash from (used for) operating activities	(7,964,412)	8,813,475	6,505,415
Investing activities
Property and equipment purchases	(1,569,072)	(1,179,161)	(1,987,258)
Net proceeds from sale of equipment	1,150	21,929	119,674
Proceeds from sale of assets from discontinued operations	175,427	—	—
Payment for intangible asset	(19,977)	(40,000)	—
Purchase of dealerships, net of cash purchased	(680,600)	(2,576,014)	(12,088,053)
Net cash used for investing activities	(2,093,072)	(3,773,246)	(13,955,637)

See Notes to Financial Statements

TITAN MACHINERY INC.
STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED JANUARY 31, 2005, 2006 AND 2007

	Year ended January 31,
	2005	2006	2007
	(As restated)	(As restated)	(As restated)
Financing activities
Net change in line of credit	2,244,249	(2,644,249)	—
Net change in non-manufacturer floor plan payable (As restated)	6,315,597	(3,865,258)	202,731
Proceeds from long-term debt borrowings and subordinated debentures	495,845	10,087,546	1,320,438
Proceeds from long-term debt borrowings and subordinated debentures—acquisitions	—	—	5,368,410
Proceeds from fixed asset financing—acquisitions	—	1,261,000	1,631,000
Principal payments on long-term debt	(435,801)	(2,577,633)	(2,082,696)
Net change in subordinated debt interest accrual	205,892	(39,006)	(202,081)
Proceeds from issuance of preferred stock and warrants	402,969	301,000	113,000
Net cash from financing activities	9,228,751	2,523,400	6,350,802
Net change in cash	(828,733)	7,563,629	(1,099,420)
Cash at beginning of year	1,936,524	1,107,791	8,671,420
Cash at end of year	$1,107,791	$8,671,420	$7,572,000
Supplemental disclosures of cash flow information
Cash paid during the year
Income taxes, net of refunds	$90,131	$2,084,863	$2,348,384
Interest	1,667,087	3,328,520	5,539,260
Supplemental disclosures of noncash investing and financing activities
Dividends on preferred redeemable stock charged to retained earnings	89,616	102,376	102,376
Purchase of equipment by issuance of long-term debt	$146,970	$453,430	$872,308
Acquisition of agricultural equipment dealership assets in exchange for cash and assumption of liabilities
Accounts receivable	$—	$(66,728)	$(22,731)
Inventories	—	(10,860,806)	(17,047,973)
Property and equipment	(680,600)	(1,265,239)	(1,731,225)
Goodwill	—	(400,000)	(2,371,000)
Floorplan notes payable	—	8,716,759	7,846,626
Subordinated debentures	—	1,300,000	—
Accounts payable	—	—	212,661
Income taxes payable	—	—	123,548
Deferred income taxes	—	—	396,000
Accrued expenses	—	—	506,041
Cash paid for dealerships	$(680,600)	$(2,576,014)	$(12,088,053)

See Notes to Financial Statements

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2005, 2006 AND 2007

NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Titan Machinery Inc. is engaged in the retail sale, service and rental of agricultural and industrial machinery through stores in North Dakota, South Dakota, Minnesota, and Iowa.

Concentrations of Credit Risk

The Company’s sales are to agricultural and construction equipment customers principally in southeastern and south-central North Dakota, eastern South Dakota, southwestern and west-central Minnesota and northern Iowa. The Company extends credit to its customers in the ordinary course of business and monitors its customers’ financial condition to minimize its risks associated with trade receivables, however, does not generally require collateral on trade receivables.

The Company’s cash balances are maintained in bank deposit accounts. Periodically, account balances are in excess of federally insured limits.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations in Operations

The Company currently purchases new and rental equipment and related parts from a limited number of manufacturers. Although no change in suppliers is anticipated, the occurrence of such a change could cause a possible loss of revenue and adversely affect operating results.

Receivables and Credit Policy

Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. Management reviews trade receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Finance receivables consist primarily of contracts in transit with manufacturers or manufacturer finance companies. These receivables do not generally have established payment terms and are collected in relatively short time periods.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Inventories

New and used machinery are stated at the lower of cost (specific identification) or market. All used inventory, including that which has been rented is subject to periodic lower of cost or market evaluation. Parts inventory is valued at the lower of average cost or market, and parts inventory not expected to be sold in the next operating cycle has been reported separately. Work in process is valued at the average cost of parts inventory plus the standard cost of labor incurred on service work in process at year end.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed principally using the straight-line and declining balance methods over useful lives of the assets, which range from three to forty years as follows:

Buildings and leasehold improvements	15-40 years
Machinery and equipment	3-10 years
Furniture and fixtures	3-10 years
Vehicles	5-10 years

The Company completes an evaluation, at each balance sheet date, whether or not events or circumstances have taken place to indicate that the remaining net book value of the assets may be unrecoverable. If necessary, the estimated future undiscounted cash flows of any assets in question are compared to their carrying value to determine if an adjustment to the recorded value is necessary.

Goodwill

Goodwill represents the excess of costs over the fair value of the assets of businesses acquired. Goodwill acquired in business combinations is assigned to the specific reporting unit for which it is related and is not amortized, rather tested for impairment at least annually, or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit’s carrying amount of goodwill is greater than its fair value. As of January 31, 2007, the carrying value of goodwill was not considered impaired.

Intangible Assets

The covenants not to compete are being amortized using the straight-line method over the lives of the related agreements, which range from five to fifteen years. Debt issuance costs included in other assets are being amortized using the straight-line method over the lives of the related agreements, which range from six to seven years.

Customer Deposits

Customer deposits consist of advance payments from customers for revenue to be recognized in the following year.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Earnings Per Share

Basic earnings per share were computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during the year. Accumulated preferred dividends, which were unpaid as of January 31, 2007, were subtracted from net income to arrive at income available to common stockholders.

Diluted earnings per share were computed by dividing income available to common stockholders plus assumed conversions by the weighted-average common shares outstanding after adjusting for potential dilution related to the conversion of all dilutive securities into common stock. All potentially dilutive securities were included in the computation of diluted earnings per share.

The components of basic earnings per share are as follows:

Basic—Earnings Per Share	2005	2006	2007
Net Income	$1,271,508	$2,731,865	$3,638,311
Less: Preferred stock—amortization of syndication fees	(19,471)	(21,185)	(21,185)
Less: Preferred stock dividends—unpaid	(89,616)	(102,376)	(102,376)
Income available to common stockholders	$1,162,421	$2,608,304	$3,514,750
Basic weighted-average shares outstanding	4,340,852	4,340,852	4,344,753
Basic—Earnings Per Share	$0.27	$0.60	$0.81

The components of diluted earnings per share are as follows:

Diluted—Earnings Per Share	2005	2006	2007
Income available to common stockholders	$1,162,421	$2,608,304	$3,514,750
Plus: Income impact of assumed conversions
Preferred stock—amortization of syndication fees	19,471	21,185	21,185
Preferred stock dividends—unpaid	89,616	102,376	102,376
Interest on convertible debentures (net of tax effect)	194,224	222,691	322,324
Income available to common stockholders plus assumed conversions	$1,465,732	$2,954,556	3,960,635
Diluted weighted-average shares outstanding:
Basic weighted-average shares outstanding	4,340,852	4,340,852	4,344,753
Plus: Incremental shares from assumed conversions
Convertible debentures	1,340,000	1,488,148	2,006,667
Convertible preferred shares	414,589	466,673	466,673
Warrants	1,324	10,498	65,377
Options	9,496	10,809	23,302
Diluted weighted-average shares outstanding	6,106,261	6,316,980	6,906,772
Diluted—Earnings Per Share	$0.24	$0.47	$0.57

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Revenue Recognition

Revenue on equipment and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time the related services are provided. In addition to outright sales of new and used equipment, certain rental agreements may include rent-to-purchase options. Under these agreements, customers are given a period of time to exercise an option to purchase the related equipment, with a portion of the rental payments being applied to the purchase price. Any such equipment is included in inventory until the purchase option is exercised. Rental revenue is recognized during the rental period, with equipment sales revenue being recognized upon the exercise of the purchase option.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Manufacturer Incentives and Discounts

The Company receives various manufacturer incentives and discounts, which are based on a variety of factors. All such incentive payments are accounted for as a reduction of cost of revenue as they are earned.

Advertising Costs

Costs incurred for producing and distributing advertising are expensed as incurred. Advertising expense amounted to $757,883, $613,325 and $537,589, respectively, for the years ended January 31, 2007, 2006 and 2005.

Stock Based Compensation

The Company accounted for stock options in accordance with the provisions of the Financial Accounting Standards Board (FASB) Statement No. 123 (Revised), Share-Based Payments. Statement FAS 123(R) requires that share-based compensation, which includes stock options, be accounted for at the fair value of the applicable equity instrument. The Company utilized the Black Scholes option pricing model to value stock options.

Redeemable Securities

The Company does not have sole control over the redemption features of our convertible preferred stock and therefore classifies all such stock as redeemable securities, which is excluded from stockholders’ equity. The Company determined the redemption of these instruments to be probable based upon the Company’s decision to file a registration statement and initiate a public offering. Accordingly, the Company accrued all accumulated dividends on preferred stock as an increase to redeemable securities.

Recently Issued Accounting Pronouncements

In December 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (Issued 6/06). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition,

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the Company, the Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is assessing the effects of Financial Interpretation No. 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. SFAS No. 157 is effective for the fiscal year beginning after November 15, 2007. The Company is in the process of evaluating the effect that the adoption of this standard will have on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the effect that the adoption of this standards will have on the Company’s financial statement.

NOTE 2—RECEIVABLES

	January 31,
	2006	2007
Trade accounts, less allowance for doubtful accounts of $35,142 in 2007 and $34,116 in 2006	$2,359,289	$2,785,910
Finance receivables	1,743,779	5,190,428
Volume discounts	1,108,690	2,013,815
Warranty claims	440,247	749,811
Other	142,139	181,085
	$5,794,144	$10,921,049

NOTE 3—INVENTORIES

	January 31,
	2006	2007
New equipment	$38,566,523	$48,431,945
Used equipment	29,508,102	41,913,153
Parts, tires and attachments	12,121,851	14,292,319
Work in process	1,434,154	1,616,445
	$81,630,630	$106,253,862

In addition to the above amounts, the Company has estimated that a portion of its parts inventory will not be sold in the next operating cycle. Accordingly, these balances have been classified as noncurrent assets.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

NOTE 4—PROPERTY AND EQUIPMENT

	January 31,
	2006	2007
Land, buildings and leasehold improvements	$931,635	$1,606,644
Furniture and fixtures	2,685,738	2,427,104
Vehicles	4,115,407	6,074,115
Machinery and equipment	1,886,021	3,846,009
	9,618,801	13,953,872
Less accumulated depreciation	(4,292,469)	(5,778,767)
	$5,326,332	$8,175,105

NOTE 5—INTANGIBLE ASSETS AND GOODWILL

The following is a summary of non-goodwill intangible as of January 31, 2007 and 2006:

	January 31,
	2006	2007
Covenants not to compete	$552,511	$552,511
Less accumulated amortization	(330,502)	(383,635)
	$222,009	$168,876

Future amortization expense is estimated as follows:

Years ending January 31,	Amount
2008	$38,533
2009	27,283
2010	20,466
2011	12,600
2012	11,504
Thereafter	58,490
$168,876

Changes in the carrying amount of goodwill during the years ended January 31, 2007 and 2006 are summarized as follows:

Goodwill
Balance, January 31, 2005	$965,147
Arising in completed business combinations	400,000
Impairment losses	—
Balance, January 31, 2006	1,365,147
Arising in completed business combinations	2,371,000
Impairment losses	—
Balance, January 31, 2007	$3,736,147

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

NOTE 6—LINE OF CREDIT

The Company had no amount outstanding on the line of credit with Bremer Bank National Association at January 31, 2007 and 2006. The agreement provides for available borrowings of $7,000,000 and carries a variable interest rate (9.0% at January 31, 2007) with monthly interest payments due, and has a maturity date of August 1, 2007. The line is secured by substantially all assets of the Company and guarantees by the stockholders. See Note 20 regarding the renewal of the line of credit.

NOTE 7—LONG-TERM DEBT

	January 31,
	2006	2007
Variable rate note payable to Bremer Bank, (8.50% at January 31, 2007), due in monthly installments of $128,500, including interest, to August 2011, secured by substantially all assets and stockholder guarantees	$3,195,883	$5,892,701
Non-interest bearing note to manufacturer, monthly payments of $50,786, maturing June 2008, secured by parts	—	1,126,235
Note payable to manufacturer, non-interest bearing until June 2007, at which time interest will begin accruing at a variable rate, monthly payments of $32,903, due May 2008, secured by parts	—	1,164,831
Variable rate note payable to Bremer Bank, (8.00% at January 31, 2007), due in monthly installments of $11,742, including interest, to January 2014, secured by substantially all assets and stockholder guarantees	—	750,000
Fixed rate notes payable to Ford Motor Credit, (varying from 5.99% to 9.85%) due in varying monthly installments, including interest, to varying maturity dates, secured by vehicles	159,452	268,680
Variable rate notes payable (10.25-10.75% at January 31, 2007) to Case Credit, balance due at varying dates through 2010, secured by equipment	600,400	138,000
Variable rate note payable to CNH Capital America LLC, (9.85% at January 31, 2007), through April 2010, payments of $32,252 due annually, secured by equipment	161,262	129,010
Variable rate note payable with related party (8.25% at January 31, 2007), monthly interest only payments, balance due March 2008, unsecured	—	117,000
Non-interest bearing note payable to Fargo Tractor and Equipment, Inc., due in quarterly installments of $3,750, to January 2009, unsecured	33,750	18,750
Non-interest bearing note payable under non-compete agreement, due in annual installments on March 1 of each year through 2007	13,000	6,000
Variable rate note payable to CNH Capital America LLC, (8.75% at January 31, 2006), balance paid in 2007, secured by equipment	825,000	—
	4,988,747	9,611,207
Less current maturities	(1,532,405)	(2,823,609)
	$3,456,342	$6,787,598

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Under covenants of the above Bremer Bank note payable and a Bremer Bank floorplan agreement, the Company has agreed, among other things, to (1) obtain written consent from the bank for non-financed fixed asset expenditures greater than $750,000 annually; (2) comply with equipment and parts inventory turn ratios; (3) obtain written consent from the bank for any distributions; and (4) maintain various financial ratio levels.

Additionally, under covenants of the above note payable with Case Credit Corporation, the Company has agreed, among other things, to maintain various financial ratio levels and to submit certain financial information.

As of January 31, 2007, the Company was in compliance with all of the above covenants.

Long-term debt maturities are as follows:

Years ending January 31,	Amount
2008	$2,823,609
2009	2,303,050
2010	1,625,744
2011	1,573,951
2012	1,029,252
Thereafter	255,601
$9,611,207

NOTE 8—FLOORPLAN NOTES PAYABLE

Floorplan notes payable with a bank and manufacturers carry various interest rates ranging from 8.0 percent to 9.5 percent and are secured by substantially all assets of the Company and guarantees by the stockholders. Repayment terms vary by individual notes, but generally payments are made from sales proceeds or rental revenue from the related inventories.

NOTE 9—ACCRUED EXPENSES

	January 31,
	2006	2007
Interest	$29,044	$82,830
Compensation	1,395,781	1,752,564
Sales and payroll taxes	365,980	228,071
Health insurance claims liability	145,000	172,000
Other	6,017	52,212
	$1,941,822	$2,287,677

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

NOTE 10—SUBORDINATED DEBENTURES

Principal and interest payable on subordinated debentures is summarized as follows:

	January 31,
	2006	2007
10.5% debentures to CNH Capital America, LLC, $7,500,000 available, interest payments due quarterly, balance due April 2012, unsecured, subordinated to bank and manufacturer debt	$4,813,912	$7,248,912
9%-10% debentures to stockholders, interest payments due annually, balance due November 2012, unsecured, subordinated to bank and manufacturer debt(1)	3,350,000	3,350,000
7% debentures to CNH Capital America, LLC, interest payments due annually, balance due November 2012, unsecured, subordinated to bank and manufacturer debt	3,000,000	3,000,000
10.5% debentures to Titan Income Holdings, LLLP, $2,000,000 available, interest payments due quarterly, balance due April 2012, unsecured, subordinated to bank and manufacturer debt(2)	1,587,500	1,705,500
10% debentures to Bernard Smith, former owner of Smith International, interest payments due annually, balance due March 2010, unsecured, subordinated to bank and manufacturer debt	300,000	300,000
10% debentures to former owners of H.C. Clark Implement Co., interest payments due annually, balance due May 2010, unsecured, subordinated to bank and manufacturer debt	550,000	550,000
9% debentures to Vern Anderson, former owner of Vern Anderson Inc., interest payments due quarterly, balance due December 2010, unsecured, subordinated to bank and manufacturer debt	450,000	450,000
5% debentures to stockholders, interest payments due annually, balance due November 2012, unsecured, subordinated to bank and manufacturer debt(1)	142,424	142,424
	$14,193,836	$16,746,836

(1)          These debentures were issued in January 2003 to the following related parties: David Meyer, Chief Executive Officer, $536,965; C.I. Farm Power, affiliated with Peter Christianson, President and Chief Financial Officer, $1,739,292; Adam Smith Growth Partners, affiliated with Tony Christianson, a director, $755,000; David Christianson, the brother of Tony and Peter Christianson, $100,000; Adam Smith Activist Fund, LLC, affiliated with Tony Christianson, $196,500; and Earl Christianson, father of Tony and Peter Christianson, $164,667.

(2)          The Titan Income Holdings debentures were issued with an offering completed April 2005. Titan Income Holdings is a limited liability limited partnership in which one of its general partners is Adam Smith Companies, affiliated with Tony Christianson, a director. Titan Income Holdings were distributed to 15 investors, including Gordon Paul Anderson, a director, who holds a 2.5% interest, and James Irwin, a director, who holds a 4.9% interest through the Irwin Revocable Trust.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Scheduled future maturities of subordinated debentures are as follows: $1,300,000 in the year ending January 31, 2011 and $15,367,336 in the year ending January 31, 2013.

Unpaid principal and interest related to the 9%-10% debentures to stockholders are convertible to common stock at any time through November 2012. The exercise price is $2.50 per share at January 31, 2007. In addition, the notes may not be paid for any other reason than in connection with the sale of the Company unless warrants to acquire common stock are issued to the extent of the unpaid balance on the debentures. The exercise price will be the same as the conversion price in effect to acquire shares of common stock.

The 7% debentures to CNH Capital America, LLC are convertible to common stock at any time through November 2012. The exercise price is $4.50 per share at January 31, 2007. The notes may be paid at any time.

Accrued interest payable related to the subordinated debentures totaled $330,441 and $532,522 as of January 31, 2007 and 2006.

NOTE 11—OPERATING LEASES AND RELATED PARTY TRANSACTIONS

Leases

The Company leases building space from Meyer Family Limited Partnership, an entity affiliated by common ownership, under five operating leases. The leases are on a month-to-month basis with rentals negotiated annually ($25,000 per month at January 31, 2007). The leases provide that the lessee pay all property taxes, utilities, insurance and all expenses necessary for the general upkeep of the buildings. The Company paid rent of $304,100, $304,100 and $303,000 under these leases for the years ended January 31, 2007, 2006 and 2005.

The Company leases buildings on sixteen different operating lease agreements from Dealer Sites, LLC, an entity affiliated by common ownership with monthly rentals of $127,733 at January 31, 2007. Rent expense for these leases totaled $940,988, $595,440 and $274,920 for the years ended January 31, 2007, 2006 and 2005, respectively. The leases expire on various dates through March 2022. The leases provide that the lessee pay all property taxes, utilities, insurance and all expenses necessary for the general upkeep of the building.

The Company leases buildings on operating leases from C.I. Farm Power, Inc., Padre Partnership, and Landco LLC, companies also affiliated through common ownership. The leases expire June 2007, October 2008, and December 2008, respectively and have monthly rentals of $8,250, $8,000, and $20,000, respectively. Rent expense for these leases totaled $235,000 for the year ended January 31, 2007 and $195,000 for the years ended January 31, 2006 and 2005.

The Company also leases ten additional buildings under operating lease agreements with unrelated parties. The leases expire at various dates through January 2015.

The Company also leases office equipment under various operating lease agreements. Rent and lease expense under these agreements and the leases noted above totaled $2,167,998, $1,603,468 and $1,286,024, respectively, during the years ended January 31, 2007, 2006 and 2005.

The Company’s operating lease agreements are structured using straight line payment terms over the minimum lease period.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Approximate minimum future lease payments are as follows:

Years ending January 31,	Amount
2008	$2,277,808
2009	2,057,320
2010	1,679,870
2011	1,623,669
2012	1,500,702
Thereafter	16,076,428
$25,215,797

Loan Facility Agreement

The Company entered into a ten-year Loan Facility Agreement with Mr. Meyer and C.I. Farm Power under which Mr. Meyer, in his discretion, may borrow up to $2.0 million and C.I. Farm Power, in its discretion, may borrow up to $500,000 from the Company, under certain conditions. Any loans made under this agreement will be made pursuant to notes that accrue interest at the same rate as our senior secured lending facility and will be due on December 31, 2017 (or earlier upon certain events, including a sale of our company or an initial public offering). Such notes will be non-recourse, but will be secured by a pledge of our securities held by Mr. Meyer and C.I. Farm Power. During fiscal years 2007, 2006 and 2005, there were no amounts of principal oustanding to either Mr. Meyer or C.I. Farm Power under this lending agreement. For fiscal years 2007, 2006 and 2005 there were no amounts paid by either Mr. Meyer or C.I. Farm Power in principal or interest.

NOTE 12—INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of January 31, 2007 and 2006:

	January 31,
	2006	2007
Deferred tax assets
Inventory allowances	$321,000	$353,000
Other accrued liabilities	68,000	94,000
Receivables	13,000	14,000
Accrued interest	21,000	1,000
Intangible assets	23,000	—
	$446,000	$462,000
Deferred tax liabilities
Property and equipment	$439,000	$549,000
Intangibles	—	376,000
	$439,000	$925,000

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

The components giving rise to the net deferred tax assets and liabilities described above have been included in the accompanying balance sheets as of January 31, 2006 and 2007 as follows:

	January 31,
	2006	2007
Current assets	$423,000	$462,000
Noncurrent liabilities	(416,000)	(925,000)
	$7,000	$(463,000)

The provision for income taxes charged to income for the years ended January 31, 2005, 2006 and 2007 consists of the following:

	January 31,
	2005	2006	2007
Currently payable
Federal	$568,000	$1,432,000	$1,949,000
State	152,000	312,000	427,000
Deferred	140,000	(23,000)	74,000
	$860,000	$1,721,000	$2,450,000

The reconciliation of the statutory federal income tax rate to the company’s effective rate is as follows:

	2005	2006	2007
U.S. Statutory Rate	35.0%	35.0%	35.0%
State taxes on income net of federal tax benefit	4.4%	4.5%	4.6%
All other, net	0.9%	(0.9)%	0.6%
	40.3%	38.6%	40.2%

NOTE 13—CAPITAL STRUCTURE

The Company’s articles of incorporation provide the corporation with the authority to issue 37,000,000 shares of $0.00001 par value stock, consisting of 30,000,000 shares of common stock, 2,000,000 shares of Series A Convertible Preferred stock, 2,000,000 shares of Series B Convertible Preferred stock, 2,000,000 of Series C Convertible Preferred stock, and 1,000,000 shares classified as undesignated. The Company does not have sole control over the redemption features of our Convertible Preferred stock and therefore classifies all such stock as Redeemable Securities, which is excluded from Stockholder’s Equity.

Series A Preferred Stock

Holders of Series A Preferred shares are entitled to annual dividends at the rate of $0.21 per share. These preferred dividends are cumulative, and no dividends or distributions may be paid on outstanding common shares until all accrued and unpaid dividends on the Series A Convertible Preferred shares have been paid. In addition, 10 years after the original issuance, the preferred  stockholders can require the Company to redeem the preferred shares for the original preferred shares purchase price ($3.00 per share) plus any preferred return the stockholders would be entitled to. The holders of Series A Preferred shares

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

have the right to convert the shares to common shares at any time at a conversion price of $3.00 per share at January 31, 2007.

There were 341,672 Series A Convertible Preferred shares issued and outstanding as of January 31, 2007 and 2006. There were no dividends declared or paid for the years ended January 31, 2007 and 2006. Accumulated unpaid dividends totaled $273,850 and $202,099 at January 31, 2007 and 2006, respectively.

Series B Preferred Stock

Holders of Series B Preferred shares are entitled to annual dividends at the rate of $0.245 per share. These preferred dividends are cumulative, and no dividends or distributions may be paid on outstanding common shares until all accrued and unpaid dividends on the Series B Convertible Preferred shares have been paid. In addition, 10 years after the original issuance, the preferred stockholders can require the Company to redeem the preferred shares for the original purchase price ($3.50 per share) plus any preferred return they would be entitled to. The holders of Series B Preferred shares have the right to convert the shares to common shares at any time at a conversion price of $3.50 per share at January 31, 2007. There were 125,001 Series B Convertible Preferred shares issued and outstanding as of January 31, 2007 and 2006. Accumulated unpaid dividends totaled $79,115 and $48,490, respectively, at January 31, 2007 and 2006.

Series C Preferred Stock

The Company designated an aggregate of 2,000,000 shares as Series C Convertible Preferred shares. Holders of Series C Preferred shares will be entitled to annual dividends at the rate of $0.315 per share. These preferred dividends are cumulative, and no dividends or distributions may be paid on outstanding common shares until all accrued and unpaid dividends on the Series C Convertible Preferred shares have been paid. In addition, on January 1, 2013, the preferred stockholders can require the Company to redeem the preferred shares for the original purchase price ($4.50 per share) plus any preferred return they would be entitled to. The holders of Series C Preferred shares have the right to convert the shares to common shares at any time at a conversion price of $4.50 per share at January 31, 2007. There were no Series C Convertible Preferred shares issued and outstanding as of January 31, 2007 and 2006.

The holders of Convertible Preferred shares are also entitled to certain liquidation preferences and voting privileges. In the event of any liquidation, holders of Convertible Preferred shares shall be entitled to receive out of the assets of the Company, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock, an amount equal to $3.00 per Series A Convertible Preferred share, $3.50 per Series B Convertible Preferred share, and $4.50 per Series C Convertible Preferred share, plus any dividends unpaid and accumulated or accrued thereon. The Series A, Series B, and Series C Convertible Preferred Stock shall be on par with each other.

Holders of Series A, Series B and Series C Convertible Preferred shares are entitled to a number of votes for each share of Preferred Stock held equal to the number of votes attributable to the shares of Common Stock into which such share of Preferred stock is then convertible.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

NOTE 14—COMMON STOCK OPTIONS AND WARRANTS

Common Stock Warrants

In April 2003, the Company issued stock warrants to Cherry Tree Securities, LLC, whose chairman is a director of the Company, for 11,917 shares of common stock at an exercise price of $3.00 per share. The warrants terminate on April 7, 2013. In August 2004, the Company issued an additional 6,071 stock warrants to Cherry Tree Securities at an exercise price of $3.50 per share. These warrants terminate on July 1, 2014.

In addition, the Company issued stock warrants in April 2005 to an outside party for 115,650 shares of common stock at an exercise price of $3.50 per share. These warrants expire on April 7, 2013.

In January 2006 and March 2006, the Company issued stock warrants to a manufacturer for 160,625 and 80,313 shares of common stock, respectively, at an exercise price of $4.50 per share. These warrants expire on April 7, 2013.

The following is a summary of outstanding stock purchase warrants as of January 31, 2007:

	Outstanding Warrants
Issue Date	Number	Exercise Price	Fair Value Assigned	Purpose of Issuance
April 2003	11,917	$3.00	$11,200	Facilitate preferred stock issuance
August 2004	6,071	$3.50	$6,600	Facilitate preferred stock issuance
April 2005	115,650	$3.50	$126,000	Subordinated debt financing transaction
January 2006	160,625	$4.50	$175,000	Manufacturer debt transaction
March 2006	80,313	$4.50	$113,000	Manufacturer debt transaction

Outstanding stock warrants are valued using the Black Scholes option pricing model. Assumptions used to value the warrants are similar to those used in valuing the stock options as described below. Warrants issued in conjunction with a debt offering are valued and classified as Additional Paid-In Capital per APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.

Stock Options

The Company implemented the 2005 Equity Incentive Plan, a stock-based compensation plan, during the year ended January 31, 2006. The purpose of the plan was to provide incentive compensation to participants for services that have been or will be performed for continuing as employees or Board of Director members of the Company. Under the plan, the Company may grant options for up to 500,000 shares of common stock under all forms of awards. The Company has elected early adoption of SFAS 123(R) to account for the stock options using the fair value method.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

The following is a summary of the status of the plan during the year ended January 31, 2007.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 31, 2006	9,250	$4.00
Granted	121,055	$3.93
Exercised	(3,901)	—
Outstanding at January 31, 2007	126,404	$3.93	$242,100
Options exercisable at January 31, 2007	19,917	$4.27	$33,700
Weighted average fair value of options granted at market value during the year ended January 31, 2007	$190, 276
Weighted average fair value of options granted at less than market value during the year ended January 31, 2007	$49,999

The following is a summary of the status of the plan during the year ended January 31, 2006.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 31, 2005	—	$—
Granted	9,250	$4.00
Outstanding at January 31, 2006	9,250	$4.00	$9,250
Options exercisable at January 31, 2006	9,250	$4.00	$9,250
Weighted average fair value of options granted at market value during the year ended January 31, 2006	$14,500
Weighted average fair value of options granted at less than market value during the year ended January 31, 2006	$—

The fair value of each option granted is estimated using the Black-Scholes option pricing model. The following assumptions were made in estimating fair value:

Assumption	Fixed Plan
Dividend Yield	0%
Risk-free interest rate	4.0-4.7%
Expected life	6 – 10 years
Expected volatility	14 – 18%

Expected volatility is based upon management’s best estimate of the value of the shares based upon the Company’s internal market. The expected life assumptions for options currently granted is based upon the average expected term of service by directors and contractual term of the agreements for employees.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

The following is a summary of the status of options outstanding and exercisable at January 31, 2007 under the fixed share-based payment plan:

	Outstanding Options
		Weighted Average Remaining Contractual	Weighted Average Exercise	Exercisable Options
Exercise Price Range	Number	Life	Price	Number
$4.00	9,250	9 years	$4.00	9,250
4.50	10,667	10 years	4.50	10,667
4.50	95,000	10 years	4.50	—
3.25	11,487	6 years	3.25	—

Compensation cost charged to operations under the equity incentive plan was $58,107 for the year ended January 31, 2007. For the years ended January 31, 2006 and 2005, the amount of compensation cost to be charged to operations was determined to be immaterial. The income tax benefit realized from all share-based payment arrangements was $6,550, $0 and $0, respectively, for the years ended January 31, 2007, 2006, and 2005. For the year ended January 31, 2007, 3,901 shares were exercised and for the years ended January 31, 2006 and 2005, no options were exercised. In accordance with Company policy, the shares were issued from a pool of shares reserved for issuance under the plan. As of January 31, 2007, there was $208,400 of unrecognized compensation cost on non-vested awards related to the stock incentive plan. That cost is expected to be recognized over a weighted-average period of 6 years.

NOTE 15—EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit-sharing plan for those full-time employees at least 19 years of age. The Company makes matching contributions of 50 percent of qualifying employee elective contributions to the plan. The Company’s matching contributions to the plan of $505,797, $301,552 and $191,094 were charged to expense for the years ended January 31, 2007, 2006 and 2005, respectively. In addition, the Company may make a discretionary contribution to the plan as determined by the board of directors, with a maximum amount equal to the amount allowed under the Internal Revenue Service regulations. The Company did not make any discretionary contributions to the plan for the years ended January 31, 2007, 2006 or 2005.

NOTE 16—CONTINGENCIES

Guarantees of Customer Credit

The Company may provide a guarantee to the third party who is financing our customer’s purchase. The third party financing is secured by the equipment the customer has purchased, however the Company may still be liable to the third party financer in certain circumstances. The Company’s outstanding customer guarantees as of January 31, 2007, 2006 and 2005 were $2,879,000, $3,192,000 and $1,354,000, respectively. The third party financer requires a deposit from the Company related to these guarantees. The amounts required to be held in reserve for such guarantees are included in other assets and are negligible. Management believes the contingent liability related to these guarantees is not material due to the securitization of the financing by the equipment and our history with such arrangements.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Non-Compete Agreement

As a result of the purchase of the two construction equipment dealers, the Company entered into a non-compete agreement with the previous shareholder for a total of $334,720 with a term of five years. The agreement calls for monthly payments to be made in the amount of the lesser of 20 percent of the net income from the two locations or $3,333. Through January 31, 2007, the Company has made total payments of $103,740 since inception of this agreement.

NOTE 17—DISCONTINUED OPERATIONS

During the year ended January 31, 2005, the Company discontinued operations of its Main Street Sales division, a parts and small equipment dealership in Lisbon, ND, and placed the assets of the division up for sale. The Company decided to sell this division as a result of significant recurring operating losses. In May 2004, the Company completed the sale of the assets of this division for approximately $180,000.

Main Street’s revenues, which are included in discontinued operations, totaled $153,331 for the four months ended May 31, 2004.

NOTE 18—BUSINESS COMBINATIONS

The Company continued to implement its strategy of consolidating dealerships in desired market areas. Below is a summary of the acquisitions completed for the years ended January 31, 2007, 2006 and 2005. In certain of the business combination transactions the Company recognized goodwill. Factors contributing to the recognition of goodwill include an evaluation of enterprise value, historical financial performance, estimated industry potential within the market, and the market territory relationship to other existing and future planned Company locations.

2007

Farm Power, Inc. of Minnesota and FPI Leasing

On March 31, 2006, the Company acquired 100% of the outstanding common stock of Farm Power, Inc. of Minnesota and its wholly-owned subsidiary, Fergus International, Inc. In addition, as of the same date, the Company purchased the inventory of FPI Leasing, an entity related to Farm Power, Inc. of Minnesota through common ownership. The total cash purchase price for the dealership was $7,868,158. The estimated fair values of the assets acquired and liabilities assumed as of the acquisition date are as follows:

Cash	$85,095
Accounts receivable	22,731
Inventories	9,106,919
Property and equipment	1,100,000
Goodwill	2,371,000
$12,685,745
Floorplan notes payable	$3,579,337
Other liabilities assumed	842,250
Deferred tax liability	396,000
$4,817,587

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Piorier Equipment Company, Inc. & RAJ Equipment

On June 15, 2006, the Company acquired the assets of Piorier Equipment Company, Inc. and RAJ Equipment, its related entity. The total cash purchase price was $4,304,990. The estimated fair values of the assets acquired and liabilities assumed as of the acquisition date are as follows:

Inventories	$7,941,054
Property and equipment	631,225
$8,572,279
Floorplan notes payable	$4,267,289

As a result of the acquisitions, the Company borrowed $2,500,000 in subordinated debt, $4,946,269 in additional floorplan notes payable, $2,953,410 in parts term notes, and $1,631,000 in long-term debt.

2006

Smith International Inc.

On March 1, 2005, the Company acquired the assets of Smith International, Inc. The total cash purchase price for the dealership was $1,222,271. The estimated fair values of the assets acquired as of the acquisition date are as follows:

Accounts receivable	$66,728
Inventories	4,275,742
Property and equipment	236,000
Goodwill	300,000
$4,878,470
Floorplan notes payable	$3,356,199
Subordinated debt	300,000
$3,656,199

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

H.C. Clark Implement Co., Inc.

On May 16, 2005, the Company acquired the assets of H.C. Clark Implement Co., Inc. The total cash purchase price for the dealership was $768,514. The estimated fair values of the assets acquired as of the acquisition date are as follows:

Inventories	$2,501,249
Property and equipment	200,000
Goodwill	100,000
$2,801,249
Floorplan notes payable	$1,482,735
Subordinated debt	550,000
$2,032,735

Dike, Iowa

On November 1, 2005, the Company assumed management of the operations of a dealership located in Dike, Iowa. The Company is operating the dealership as an independent contractor authorized by Case New Holland. A group with common ownership interests purchased the buildings at the site in December 2006. The Company leases the facility for $20,000 per month.

Vern Anderson, Inc.

On November 1, 2005, the Company acquired the assets of Vern Anderson, Inc. The total cash purchase price for the dealership was $585,229. The estimated fair values of the assets acquired as of the acquisition date are as follows:

Inventories	$4,083,816
Property and equipment	829,239
$4,913,055
Floorplan notes payable	$3,877,826
Subordinated debt	450,000
$4,327,826

As a result of the acquisitions, the Company borrowed $1,621,682 in additional floorplan notes payable, and $1,261,000 in long-term debt.

2005

During the year ended January 31, 2005, the Company acquired certain assets of Consolidated Ag Services, Inc. The actual cash purchase price for the assets acquired was $680,600, which was the estimated fair value of the property and equipment acquired.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for the Company’s financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. As explained in Note 1, actual results could differ from the estimates.

The carrying amount of cash, receivables, payables, short-term debt and other current liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments. Based upon current borrowing rates with similar maturities, the fair value of the long-term debt approximates the carrying value as of January 31, 2007 and 2006.

NOTE 20—SUBSEQUENT EVENTS

During February 2007, the Company entered into an agreement to purchase an agricultural equipment dealership in southeastern North Dakota for approximately $1.9 million, to be financed through floorplan payables and cash provided by operations.

During April 2007, the Company entered into agreements to purchase three related agricultural equipment dealerships in South Dakota for approximately $7.1 million, to be financed through floorplan payables, subordinated debt, and cash provided by operations.

On August 1, 2007, the Company entered into an agreement to acquire an agricultural equipment dealership in northwestern Minnesota. Under the agreement the Company acquired 100% of the common stock of Red Power International, Inc. in exchange for 323,533 shares of Series D convertible preferred stock issued by the Company. The transaction was valued at $2.4 million. The acquisition expands the Company’s presence in market areas contiguous to existing dealerships.

On August 7, 2007, the Company renewed a loan agreement with Bremer Bank, N.A. Under the agreement, the revolving line of credit for the Company was increased to $12 million and carries a variable interest rate of prime minus 0.25%. Also, under the agreement, the Company renewed a revolving floor plan note and a term note. The floorplan note is for $2.0 million and carries a rate of prime minus 0.25%. The term note totals $8.0 million and carries an interest rate of 8.00% with a monthly principal and interest payment of $162,000 and matures on August 1, 2012. There were no changes in security interests provided under the notes.

On August 15, 2007, the Board of Directors of the Company declared a cumulative cash dividend, subject to the consummation of the initial public offering (IPO), of $0.21 per share on the Series A Convertible Preferred Stock, and $0.245 per share on the Series B Convertible Preferred stock payable upon the closing date of the offering. The dividend is cumulative from the anniversary date of issuance through the IPO closing date.

On August 15, 2007, the Board of Directors of the Company approved an increase in the number of shares of the Company’s common stock reserved for issuance under the Company’s 2005 Equity Incentive

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Plan from 500,000 to 1,000,000 shares to be approved by our stockholders prior to the consummation of the IPO.

On August 16, 2007, the Company entered into a recapitalization agreement with and among the holders of $3,350,000 of subordinated convertible debt that was issued in April 2003 (2003 Debentures) when Titan Machinery LLC combined with Meyer Equipment to form the Company. The Company has requested that the 2003 Debenture holders voluntarily exchange the 2003 Debentures prior (and subject) to the IPO. In order to facilitate the IPO, the Company wishes to effect prior to consummation of the IPO a recapitalization having the holders of the convertible debentures exchange the convertible debentures per shares of common stock. Under the agreement the holders agree that the convertible debentures will be exchanged for 1,641,981 shares of Common Stock of the Company. The additional shares issued upon the exchange will be expensed at fair value.

On November 13, 2007, the Company entered into an agreement to purchase an agricultural equipment dealership in Mandan, North Dakota, to be financed through floor-plan payables and cash provided by operations.

On November 26, 2007, Notice of Early Conversion under the recapitalization agreement was given by C.I. Farm Power on a convertible debenture in the aggregate amount of $1,690,000 convertible at $2.50 per share. The convertible debenture will be converted into shares of common stock in accordance with the recapitalization agreement.

NOTE 21—RESTATEMENT OF FINANCIAL STATEMENTS

The Company has restated its financial statements for the years ended January 31, 2007, January 31, 2006, and January 31, 2005 to correct various accounting errors and/or disclosure omissions.

The restatement consisted of the following reclassifications within the balance sheets: redeemable preferred stock was reclassified from stockholders’ equity to redeemable securities; and syndication costs (previously a component within stockholders’ equity) have been netted against the offering proceeds to which they relate (preferred stock or long-term debt) and amortized over the life of the underlying security.

Additional corrections resulted in restatements involving changes to the statements of cash flows to correctly report the inventory floor planned, with non-manufacturers as financing cash inflow, and the repayment of non-manufacturer floorplanning as financing cash outflow.

The Company also made adjustments to record the estimated value of warrants issued to facilitate the issuance of preferred stock, and to record a liability for unpaid and undeclared accumulated preferred dividends upon a determination that they are probable of being incurred. Related disclosures have also been modified to appropriately disclose the details of these transactions.

Lastly, the restated financial statements have been revised to now include earnings per share amounts and related disclosures.

Below are summaries of the financial statement line items that were affected by the restatements described above.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Balance Sheet
January 31, 2007

	2007	2007	2007
	(As originally reported)	(As restated)	(Effect of change)
Assets
Current assets	125,395,048	125,395,048	—
Parts inventory not expected to be sold currently	1,062,000	1,062,000	—
Goodwill	3,736,147	3,736,147	—
Intangible assets, net of accumulated amortization	168,876	168,876	—
Other	256,127	334,907	78,780
Property and equipment, net of accumulated depreciation	8,175,105	8,175,105	—
	$138,793,303	$138,872,083	$78,780
Liabilities and stockholders’ equity
Total current liabilities	99,023,965	99,023,965	—
Long-term debt, less current maturities	6,787,598	6,787,598	—
Accrued interest on subordinated debt	330,441	330,441	—
Deferred income taxes	925,000	925,000	—
Subordinated debentures	16,780,336	16,746,836	(33,500)
Series A Convertible Preferred stock	1,025,016	1,193,594	168,578
Series B Convertible Preferred stock	437,504	486,112	48,608
Common stock, par value $.00001 per share, authorized-30,000,000 shares; outstanding—4,344,753 and 4,340,852 shares at January 31, 2007 and 2006, respectively	43	43	—
Additional paid-in-capital	384,064	514,864	130,800
Retained earnings	13,388,978	12,863,630	(525,348)
Syndication costs	(289,642)	—	289,642
	$138,793,303	$138,872,083	$78,780

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Balance Sheet
January 31, 2006

	2006	2006	2006
	(As originally reported)	(As restated)	(Effect of change)
Assets
Current assets	96,552,166	96,552,166	—
Parts inventory not expected to be sold currently	1,443,000	1,443,000	—
Goodwill	1,365,147	1,365,147	—
Intangible assets, net of accumulated amortization	222,009	222,009	—
Other	164,202	173,663	9,461
Property and equipment, net of accumulated depreciation	5,326,332	5,326,332	—
	$105,072,856	$105,082,317	$9,461
Liabilities and stockholders’ equity
Total current liabilities	75,234,792	75,234,792	—
Long-term debt, less current maturities	3,456,342	3,456,342	—
Accrued interest on subordinated debt	532,522	532,522	—
Deferred income taxes	416,000	416,000	—
Subordinated debentures	14,180,336	14,193,836	13,500
Series A Convertible Preferred stock	1,025,016	1,104,772	79,756
Series B Convertible Preferred stock	437,504	451,373	13,869
Common stock, par value $.00001 per share, authorized-30,000,000 shares; outstanding—4,344,753 and 4,340,852 shares at January 31, 2007 and 2006, respectively	43	43	—
Additional paid-in-capital	325,957	343,757	17,800
Retained earnings	9,668,986	9,348,880	(320,106)
Syndication costs	(204,642)	—	204,642
	$105,072,856	$105,082,317	$9,461

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Statement Of Operations
Year ended January 31, 2007

	2007	2007	2007
	(As originally reported)	(As restated)	(Effect of change)
Revenue	$ 292,597,998	$ 292,597,998	$ —
Cost of revenue	243,986,668	243,986,668	—
Gross profit	48,611,330	48,611,330	—
Operating expenses	37,399,182	37,399,182	—
Income from operations	11,212,148	11,212,148	—
Other income (expense)	(5,042,156)	(5,123,837)	(81,681)
Income before income taxes	6,169,992	6,088,311	(81,681)
Provision for income taxes	(2,450,000)	(2,450,000)	—
Net income	3,719,992	3,638,311	(81,681)
Adjustments to income: (as restated)
Amortization of syndication fees—preferred stock	—	(21,185)	(21,185)
Unpaid accumulated preferred dividends	—	(102,376)	(102,376)
Income available to common stockholders	$ 3,719,992	$ 3,514,750	$ (205,242)
Earnings per share—basic (as restated)
Income from continuing operations less dividends	$ —	$ 0.81	$ 0.81
Loss from discontinued operations	—	—	$ —
Income available to shareholders	$ —	$ 0.81	$ 0.81
Earnings per share—diluted (as restated)
Income from continuing operations less dividends	$ —	$ 0.57	$ 0.57
Loss from discontinued operations	—	—	$ —
Income available to shareholders	$ —	$ 0.57	$ 0.57

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Statement Of Operations
Year ended January 31, 2006

	2006	2006	2006
	(As originally reported)	(As restated)	(Effect of change)
Revenue	$ 228,470,280	228,470,280	—
Cost of revenue	193,758,122	193,758,122	—
Gross profit	34,712,158	34,712,158	—
Operating expenses	26,977,881	26,977,881	—
Income from operations	7,734,277	7,734,277	—
Other income (expense)	(3,266,777)	(3,281,412)	(14,635)
Income before income taxes	4,467,500	4,452,865	(14,635)
Provision for income taxes	(1,721,000)	(1,721,000)	—
Net income	2,746,500	2,731,865	(14,635)
Adjustments to income: (as restated)
Amortization of syndication fees—preferred stock	—	(21,185)	(21,185)
Unpaid accumulated preferred dividends	—	(102,376)	(102,376)
Income available to common stockholders	$ 2,746,500	$ 2,608,304	$ (138,196)
Earnings per share—basic (as restated)
Income from continuing operations less dividends		$ 0.60	$ 0.60
Loss from discontinued operations		—	$ —
Income available to shareholders		$ 0.60	$ 0.60
Earnings per share—diluted (as restated)
Income from continuing operations less dividends		$ 0.47	$ 0.47
Loss from discontinued operations		—	$ —
Income available to shareholders		$ 0.47	$ 0.47

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Statement Of Operations
Year ended January 31, 2005

	2005	2005	2005
	(As originally reported)	(As restated)	(Effect of change)
Revenue	$ 162,183,305	162,183,305	$ —
Cost of revenue	135,779,851	135,779,851	$ —
Gross profit	26,403,454	26,403,454	—
Operating expenses	22,596,560	22,596,560	—
Income from operations	3,806,894	3,806,894	—
Other income (expense)	(1,548,813)	(1,548,813)	—
Income before income taxes	2,258,081	2,258,081	—
Provision for income taxes	(911,000)	(911,000)	—
Income from continuing operations	1,347,081	1,347,081	—
Discontinued operations	(75,573)	(75,573)	—
Net income	1,271,508	1,271,508	—
Adjustments to income: (as restated)
Amortization of syndication fees—preferred stock	—	(19,471)	(19,471)
Unpaid accumulated preferred dividends	—	(89,616)	(89,616)
Income available to common stockholders	$ 1,271,508	$ 1,162,421	$ (109,087)
Earnings per share—basic (as restated)
Income from continuing operations less dividends		$ 0.29	$ 0.29
Loss from discontinued operations		(0.02)	$ (0.02)
Income available to shareholders		$ 0.27	$ 0.27
Earnings per share—diluted (as restated)
Income from continuing operations less dividends		$ 0.26	$ 0.26
Loss from discontinued operations		(0.02)	(0.02)
Income available to shareholders		$ 0.24	$ 0.24

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Statement of Cash Flows
Year ended January 31, 2007

	2007	2007	2007
	(As originally reported)	(As restated)	(Effect of change)
Operating Activities
Net income	$3,719,992	$3,638,311	$(81,681)
Adjustments to reconcile net income to cash provided from operating activities
Depreciation	1,648,551	1,648,551	—
Amortization	53,133	119,133	66,000
(Gain) loss on sale of equipment	(26,207)	(26,207)	—
Deferred income taxes	74,000	74,000	—
Stock option compensation expense	—	58,107	58,107
Changes in assets and liabilities, net of purchase of agricultural dealerships assets and assumption of liabilities
Receivables	(5,104,174)	(5,104,174)	—
Inventories	(7,194,259)	(285,688)	6,908,571
Prepaid expenses	(153,165)	(153,165)	—
Credit plan reserves and other	(91,925)	(161,244)	(69,319)
Floorplan notes payable	9,997,853	2,886,551	(7,111,302)
Floorplan notes payable-acquisitions	4,946,269	4,946,269	—
Accounts payable	(1,472,855)	(1,472,855)	—
Customer deposits	593,944	593,944	—
Accrued expenses	(160,186)	(160,186)	—
Income taxes	(95,932)	(95,932)	—
Net cash from (used for) operating activities	6,735,039	6,505,415	(229,624)
Investing activities
Property and equipment purchases	(1,987,258)	(1,987,258)	—
Net proceeds from sale of equipment	119,674	119,674	—
Payment for intangible asset	—	—	—
Purchase of dealerships, net of cash purchased	(12,088,053)	(12,088,053)	—
Net cash used for investing activities	(13,955,637)	(13,955,637)	—
Financing activities
Net change in non-manufacturer floor plan payable	—	202,731	202,731
Proceeds from long-term debt borrowings and subordinated debentures	1,348,438	1,320,438	(28,000)
Proceeds from long-term debt borrowings and subordinated debentures—acquisitions	5,453,410	5,368,410	(85,000)
Proceeds from fixed asset financing-acquisitions	1,631,000	1,631,000	—
Principal payments on long-term debt	(2,082,696)	(2,082,696)	—
Net change in subordinated debt interest accrual	(202,081)	(202,081)	—
Proceeds from issuance of preferred stock and warrants	58,107	113,000	54,893
Payment of syndication fees	(85,000)	—	85,000
Net cash from financing activities	6,121,178	6,350,802	229,624
Net change in cash	(1,099,420)	(1,099,420)	—
Cash at beginning of year	8,671,420	8,671,420	—
Cash at end of year	$7,572,000	$7,572,000	$—

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Statement of Cash Flows
Year ended January 31, 2006

	2006	2006	2006
	(As originally reported)	(As restated)	(Effect of change)
Operating activities
Net income	$2,746,500	$2,731,865	$(14,635)
Adjustments to reconcile net income to cash provided from operating activities
Depreciation	1,107,348	1,107,348	—
Amortization	79,608	93,108	13,500
(Gain) loss on sale of equipment	1,643	1,643	—
Deferred income taxes	(23,000)	(23,000)	—
Changes in assets and liabilities, net of purchase of agricultural dealerships assets and assumption of liabilities
Receivables	(758,299)	(758,299)	—
Inventories	(4,386,583)	(5,365,361)	(978,778)
Prepaid expenses	12,348	12,348	—
Credit plan reserves and other	(113,605)	(123,066)	(9,461)
Floorplan notes payable	(47,206)	4,796,830	4,844,036
Floorplan notes payable-acquisitions	1,621,682	1,621,682	—
Accounts payable	2,260,891	2,260,891	—
Customer deposits	1,879,975	1,879,975	—
Accrued expenses	918,374	918,374	—
Income taxes	(340,863)	(340,863)	—
Net cash from (used for) operating activities	4,958,813	8,813,475	3,854,662
Investing activities
Property and equipment purchases	(1,179,161)	(1,179,161)	—
Net proceeds from sale of equipment	21,929	21,929	—
Proceeds from sale of assets from discontinued operations	—	—	—
Payment for intangible asset	(40,000)	(40,000)	—
Purchase of dealerships, net of cash purchased	(2,576,014)	(2,576,014)	—
Net cash used for investing activities	(3,773,246)	(3,773,246)	—
Financing activities
Net change in line of credit	(2,644,249)	(2,644,249)	—
Net change in non-manufacturer floor plan payable	—	(3,865,258)	(3,865,258)
Proceeds from long-term debt borrowings and subordinated debentures	10,087,546	10,087,546	—
Proceeds from fixed asset financing-acquisitions	1,261,000	1,261,000	—
Principal payments on long-term debt	(2,577,633)	(2,577,633)	—
Net change in subordinated debt interest accrual	(39,006)	(39,006)	—
Proceeds from issuance of preferred stock and warrants	301,000	301,000	—
Payment of syndication fees	(10,596)	—	10,596
Net cash from financing activities	6,378,062	2,523,400	(3,854,662)
Net change in cash	7,563,629	7,563,629	—
Cash at beginning of year	1,107,791	1,107,791	—
Cash at end of year	$8,671,420	$8,671,420	$—

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JANUARY 31, 2005, 2006 AND 2007

Statement of Cash Flows
Year ended January 31, 2005

	2005	2005	2005
	(As originally	(As restated)	(Effect of
	reported)		change)
Operating activities
Net income	$1,271,508	$1,271,508	$—
Loss from discontinued operations	75,573	75,573	—
Adjustments to reconcile net income to cash provided from operating activities
Depreciation	755,769	755,769	—
Amortization	73,602	73,602	—
(Gain) loss on sale of equipment	2,435	2,435	—
Deferred income taxes	140,000	140,000	—
Changes in assets and liabilities, net of purchase of agricultural dealerships assets and assumption of liabilities
Receivables	(1,885,036)	(1,885,036)	—
Inventories	(32,066,934)	(9,661,54,3)	22,405,391
Prepaid expenses	4,857	4,857	—
Credit plan reserves and other	(15,347)	(15,347)	—
Floorplan notes payable	30,896,399	2,175,411	(28,720,988)
Accounts payable	(561,337)	(561,337)	—
Customer deposits	(1,506,700)	(1,506,700)	—
Accrued expenses	474,811	474,811	—
Income taxes	629,870	629,870	—
Cash from (used for) continuing operations	(1,710,530)	(8,026,127)	(6,315,597)
Cash from (used for) discontinued operations	61,715	61,715	—
Net cash from (used for) operating activities	(1,648,815)	(7,964,412)	(6,315,597)
Investing activities
Property and equipment purchases	(1,569,072)	(1,569,072)	—
Net proceeds from sale of equipment	1,150	1,150	—
Proceeds from sale of assets from discontinued operations	175,427	175,427	—
Payment for intangible asset	(19,977)	(19,977)	—
Purchase of dealerships, net of cash purchased	(680,600)	(680,600)	—
Net cash used for investing activities	(2,093,072)	(2,093,072)	—
Financing activities
Net change in line of credit	2,244,249	2,244,249	—
Net change in non-manufacturer floor plan payable	—	6,315,597	6,315,597
Proceeds from long-term debt borrowings and subordinated debentures	495,845	495,845	—
Principal payments on long-term debt	(435,801)	(435,801)	—
Net change in subordinated debt interest accrual	205,892	205,892	—
Proceeds from issuance of preferred stock and warrants	437,504	402,969	(34,535)
Payment of syndication fees	(34,535)	—	34,535
Net cash from financing activities	2,913,154	9,228,751	6,315,597
Net change in cash	(828,733)	(828,733)	—
Cash at beginning of year	1,936,524	1,936,524	—
Cash at end of year	$1,107,791	$1,107,791	$—

TITAN MACHINERY INC.
BALANCE SHEETS
JANUARY 31, 2007 AND JULY 31, 2007

	January 31, 2007	July 31, 2007
	(As restated)	(Restated and Unaudited)
Assets
Current assets
Cash	$7,572,000	$1,222,122
Receivables, net	10,921,049	11,436,275
Inventories	106,253,862	122,488,451
Prepaid expenses	186,137	244,413
Deferred income taxes	462,000	462,000
Total current assets	125,395,048	135,853,261
Intangibles and other assets
Parts inventory in excess of amounts expected to be sold currently	1,062,000	1,049,000
Goodwill	3,736,147	6,236,147
Intangible assets, net of accumulated amortization	168,876	149,727
Credit plan reserves and other	334,907	330,128
	5,301,930	7,765,002
Property and equipment, net of accumulated depreciation	8,175,105	11,911,380
	$138,872,083	$155,529,643
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$4,227,830	$7,877,468
Floorplan notes payable	84,698,775	90,088,976
Current maturities of long-term debt	2,823,609	4,149,596
Customer deposits	4,608,345	6,459,893
Accrued expenses	2,287,677	2,386,212
Income taxes payable	377,729	386,129
Total current liabilities	99,023,965	111,348,274
Long-term liabilities
Long-term debt, less current maturities	6,787,598	8,785,233
Accrued interest on subordinated debt	330,441	285,173
Deferred income taxes	925,000	925,000
	8,043,039	9,995,406
Subordinated debentures	16,746,836	16,790,924
Redeemable Securities
Series A Convertible Preferred stock—par value $.00001, authorized—2,000,000 shares; outstanding—341,672 shares at January 31, 2007 and July 31, 2007	1,193,594	1,238,005
Series B Convertible Preferred stock—par value $.00001, authorized—2,000,000 shares; outstanding—125,001 shares at January 31, 2007 and July 31, 2007	486,112	503,481
Stockholders’ equity	1,679,706	1,741,486
Common stock, par value $.00001 per share, authorized—30,000,000 shares; outstanding—4,344,753 at January 31, 2007 and 4,344,753 at July 31, 2007	43	43
Additional paid-in-capital	514,864	622,864
Retained earnings	12,863,630	15,030,646
	13,378,537	15,653,553
	$138,872,083	$155,529,643

See Notes to Financial Statements

TITAN MACHINERY INC.
STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JULY 31, 2006 AND 2007
(UNAUDITED)

	For the Six months ended July 31,
	2006	2007
	(Restated and Unaudited)	(Restated and Unaudited)
Revenue
Equipment	$95,088,227	$122,482,367
Parts	21,229,016	27,176,063
Service	10,506,132	13,040,797
Other, including trucking and rental	2,643,465	2,939,352
	129,466,839	165,638,578
Cost of revenue
Equipment	86,191,974	110,532,663
Parts	15,675,892	20,016,144
Service	3,953,969	4,887,586
Other, including trucking and rental	1,928,007	2,041,358
	107,749,842	137,477,751
Gross profit	21,716,997	28,160,827
Operating expenses	17,050,875	21,452,384
Income from operations	4,666,122	6,708,443
Other income (expense)
Interest and other income	202,703	84,634
Floorplan interest expense	(1,467,076)	(1,831,354)
Interest expense, including interest on subordinated debentures of $878,992 in 2007 and $818,202 in 2006	(1,070,012)	(1,265,264)
Income before income taxes	2,331,737	3,696,459
Provision for income taxes	(902,000)	(1,467,663)
Net income	$1,429,737	$2,228,796
Adjustment to income:
Amortization of syndication fees—preferred stock	(10,592)	(10,592)
Unpaid accumulated preferred dividends	(51,188)	(51,188)
Income available to common stockholders	$1,367,957	$2,167,016
Earnings per share - basic	$0.31	$0.50
Earnings per share - diluted	$0.23	$0.34
Weighted average shares - basic	4,344,753	4,344,753
Weighted average shares - diluted	6,861,629	7,022,385

See Notes to Financial Statements

TITAN MACHINERY INC.
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JULY 31, 2006 AND 2007
(UNAUDITED)

	Six months ended July 31,
	2006	2007
	(Restated and Unaudited)	(Restated and Unaudited)
Operating activities
Net income	$1,429,737	$2,228,796
Adjustments to reconcile net income to net cash from operations
Depreciation	733,611	1,042,241
Amortization	77,078	52,149
(Gain) Loss on sale of equipment	(36,930)	(21,668)
Stock option compensation expense	—	108,000
Changes in assets and liabilities, net of purchase of agricultural dealerships assets and assumption of liabilities
Receivables	(1,959,227)	(402,438)
Inventories	(990,465)	(47,151)
Prepaid expenses	(160,464)	(58,276)
Credit plan reserves and other	(67,145)	4,779
Floorplan notes payable	2,761,157	(673,097)
Accounts payable	2,741,669	1,016,070
Customer deposits	(2,322,927)	1,721,548
Accrued expenses	(881,845)	98,535
Income taxes	(70,847)	8,400
Net cash from (used for) operating activities	1,253,402	5,077,888

See Notes to Financial Statements

TITAN MACHINERY INC.
STATEMENTS OF CASH FLOWS (Continued)
SIX MONTHS ENDED JULY 31, 2006 AND 2007
(UNAUDITED)

	Six months ended July 31,
	2006	2007
	(Restated and Unaudited)	(Restated and Unaudited)
Investing activities
Property and equipment purchases	(966,289)	(4,087,337)
Net proceeds from sale of equipment	111,225	103,174
Purchase of equipment dealerships net of cash purchased	(12,088,053)	(5,126,577)
Net cash used for investing activities	(12,943,117)	(9,110,740)
Financing activities
Net change in non-manufacturer floorplan payable	512,167	(4,606,468)
Proceeds from long-term debt borrowings and subordinated debentures	7,733,047	4,062,755
Principal payments on long-term debt	(611,398)	(1,728,045)
Net change in subordinated debt interest accrual	(241,668)	(45,268)
Proceeds from issuance of warrants	113,000	—
Net cash from financing activities	7,505,148	(2,317,026)
Net change in cash	(4,184,567)	(6,349,878)
Cash at beginning of period	8,671,420	7,572,000
Cash at end of period	$4,486,853	$1,222,122
Supplemental disclosures of cash flow information
Cash paid during the period
Income taxes, net of refunds	954,701	1,476,063
Interest	$2,443,515	$3,101,046
Supplemental disclosures of noncash investing and financing activities
Dividends on preferred redeemable stock charged to retained earnings	$51,188	$51,188
Purchase of equipment through issuance of long-term debt	$872,308	$—
Acquisition of agricultural equipment dealership assets in exchange for cash and assumption of liabilities
Accounts receivable	(22,731)	(112,788)
Inventories	(17,047,973)	(8,107,415)
Property and equipment	(1,731,225)	(772,685)
Goodwill	(2,371,000)	(2,500,000)
Floorplan notes payable	7,846,626	3,148,704
Accounts payable	212,661	1,385,932
Longterm debt	—	1,000,000
Income taxes payable	123,548	—
Deferred income taxes	396,000	—
Accrued expenses	506,041	831,675
Cash paid for dealerships	$(12,088,053)	$(5,126,577)

See Notes to Financial Statements

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2006 AND 2007

NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended July 31, 2007 are not necessarily indicative of the results that may be expected for the year ending January 31, 2008. These unaudited financial statements should be read in conjunction with the financial statements and footnotes also included in this Form S-1 for the year ended January 31, 2007. The information contained in the balance sheet as of January 31, 2007 was derived from the Company’s audited financial statements for the year then ended.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Business

Titan Machinery Inc. is engaged in the retail sale, service and rental of agricultural and industrial machinery through stores in North Dakota, South Dakota, Minnesota, and Iowa.

Redeemable Securities

The Company does not have sole control over the redemption features of our convertible preferred stock and therefore classifies all such stock as Redeemable Securities which is excluded from Stockholders’ Equity. The Company determined the redemption of these instruments to be probable based upon the Company’s decision to file a registration statement and initiate a public offering. Accordingly, the Company accrued all accumulated dividends on preferred stock as an increase to Redeemable Securities.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the Company, the Statement is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of February 1, 2007. The adoption of FIN 48 had no impact on the Company’s financial position, results of operations, or cash flows.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 is effective for the fiscal year beginning after November 15, 2007. The Company is in the process of evaluating the effect that the adoption of this standard will have on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the effect that the adoption of this standard will have on the Company’s financial statements.

Earnings Per Share

Basic earnings per share were computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the six month periods. Accumulated preferred dividends, which were unpaid as of July 31, 2007, were subtracted from net income to arrive at income available to common shareholders.

Diluted earnings per share were computed by dividing income available to common shareholders plus assumed conversions by the weighted-average common shares outstanding after adjusting for potential dilution related to the conversion of all dilutive securities into common stock. Prior to the six month period ending July 31, 2007, only outstanding warrants were included in the computation due to the antidilutive nature of all other securities. All potentially dilutive securities were included in the computation of diluted earnings per share in the current period ending July 31, 2007.

The components of basic earnings per share are as follows:

	Six Months Ended July 31,
	2006	2007
	(Unaudited)	(Unaudited)
Basic—Earnings Per Share
Net Income	$1,429,737	$2,228,796
Less: Preferred stock—amortization of syndication costs	(10,592)	(10,592)
Less: Preferred stock dividends—unpaid	(51,188)	(51,188)
Income available to common shareholders	$1,367,957	$2,167,016
Basic weighted-average shares outstanding	4,344,753	4,344,753
Basic—Earnings Per Share	$0.31	$0.50

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

The components of diluted earnings per share are as follows:

	Six Months Ended July 31,
	2006	2007
	(Unaudited)
Diluted—Earnings Per Share
Income available to common shareholders	$1,367,957	$2,167,016
Plus: Income impact of assumed conversions
Preferred stock—amortization of syndication fees	10,592	10,592
Preferred stock dividends—unpaid	51,188	51,188
Interest on convertible debentures net of tax effect	161,162	161,162
Income available to common shareholders plus assumed conversions	$1,590,899	$2,389,958
Diluted weighted-average shares outstanding:
Basic weighted-average shares outstanding	4,344,753	4,344,753
Plus: Incremental shares from assumed conversions
Warrants	31,021	145,540
Options	12,515	58,752
Convertible preferred shares	466,673	466,673
Convertible debentures	2,006,667	2,006,667
Diluted weighted-average shares outstanding	6,861,629	7,022,385
Diluted—EPS	$0.23	$0.34

NOTE 2—INVENTORIES

	January 31,	July 31,
	2007	2007
		(unaudited)
New equipment	$48,431,945	$64,941,461
Used equipment	41,913,153	37,857,493
Parts, tires and attachments	14,292,319	17,090,376
Work in process	1,616,445	2,599,121
	$106,253,862	$122,488,451

In addition to the above amounts, the Company has estimated that a portion of its parts inventory will not be sold in the next operating cycle. Accordingly, these balances have been classified as noncurrent assets. Parts inventory is valued at the lower of average cost or market, and parts inventory not expected to be sold in the next operating cycle has been reported separately. Work in process is valued at the average cost of parts inventory plus the standard cost of labor incurred on service work in process at year end.

NOTE 3—LINE OF CREDIT

The Company had no amount outstanding on its line of credit at July 31, 2007 and January 31, 2007. The agreement provides for available borrowings of $7,000,000 and carries a variable interest rate (9.0% at July 31, 2007) with monthly interest payments due, and has a maturity date of August 1, 2007. The line is secured by substantially all assets of the Company and guarantees by the stockholders. See Note 10 regarding the renewal of the line of credit.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

NOTE 4—LONG-TERM DEBT

	January 31,	July 31,
	2007	2007
		(unaudited)
Variable rate note payable to Bremer Bank, (8.25% at July 31, 2007), due in monthly installments of $128,500, including interest, to August 2011, secured by substantially all assets and stockholder guarantees	$5,892,701	$5,346,957
Variable rate note payable to CNH, (8.55% at July 31, 2007), due in monthly installments of $28,408 maturing July 2012. Secured by rental fleet equipment. Variable interest at prime +.30%	—	2,130,822
6.5% Aberdeen Equipment Co., principal and interest payment of $34,206 due quarterly balance due July 13, 2011, unsecured	—	982,044
Non-interest bearing note to CNH, monthly payments of $50,786, maturing June 2008 secured by parts	1,126,235	558,647
Variable rate note to CNH, (9.85% at July 31, 2007) monthly payments of $32,903 maturing May 2008, secured by parts. Variable interest rate at CNH schedule 9 cost of funds rate	1,164,831	949,121
Non-interest bearing note to CNH, monthly payments of $37,434 maturing April 2009, secured by parts. Variable interest rate at CNH schedule 9 cost of funds rate beginning May 2008	—	939,956
Variable rate note payable to Bremer Bank, (8.25% at July 31, 2007), due in monthly installments of $11,742, including interest, to January 2014, secured by substantially all assets and stockholder guarantees	750,000	709,719
Variable rate notes payable to CNH, (9.75% at July 31, 2007) due in quarterly installments of $38,630, including interest. Balance due April, 2008. Secured by equipment. Variable interest rate at prime +1.5%	—	733,970
Fixed rate note payable to Ford Motor Credit, (5.99% to 9.85%) due in monthly installments of $3,803, including interest, to August 2009, secured by vehicles	268,680	226,963
Variable rate notes payable (6.5% to 9.5% at July 31, 2007) to Case Credit, balance due at varying dates through 2010, secured by equipment	138,000	131,621
Variable rate note payable to CNH Capital America LLC, (9.5% at July 31, 2007), through April 2010, payments of $32,252 due annually, secured by equipment	129,010	96,758
Variable interest note payable with related party (8.25% at July 31, 2007). Monthly interest only payments adjusting to Wells Fargo prime. Matures in March 2008	117,000	117,000
Non-interest bearing note payable to Fargo Tractor and Equipment, Inc., due in quarterly installments of $3,750, to January 2009, unsecured	18,750	11,250
Non-interest bearing note payable under non-compete agreement, due in annual installments on March 1 of each year through 2007	6,000	—
	9,611,207	12,934,830
Less current maturities	(2,823,609)	(4,149,596)
	$6,787,598	$8,785,233

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

Under covenants of the above Bremer Bank note payable and a Bremer Bank floor plan agreement, the Company has agreed, among other things, to (1) obtain written consent from the bank for non-financed fixed asset expenditures greater than $750,000 annually; (2) comply with equipment and parts inventory turn ratios; (3) obtain written consent from the bank for any distributions; and (4) maintain various financial ratio levels.

Additionally, under covenants of the above note payable with Case Credit Corporation, the Company has agreed, among other things, to maintain various financial ratio levels and to submit certain financial information.

As of July 31, 2007, the Company was in compliance with all of the above covenants.

Long-term debt maturities are as follows:

12 Months Ending July 31,	Amount
2008	4,149,596
2009	2,786,892
2010	2,084,344
2011	2,694,241
2012	1,025,566
Thereafter	194,191
$12,934,830

NOTE 5—FLOORPLAN NOTES PAYABLE

Floor plan notes payable with a bank and manufacturers carry various interest rates ranging from 8.00 percent to 9.5 percent and are secured by substantially all assets of the Company and guarantees by the stockholders. Repayment terms vary by individual notes, but generally payments are made from sales proceeds or rental revenue from the related inventories.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

NOTE 6—SUBORDINATED DEBENTURES

Principal and interest payable on subordinated debentures is summarized as follows:

	January 31,	July 31,
	2007	2007
		(unaudited)
10.5% debentures to CNH Capital America, LLC, $7,500,000 available, interest payments due quarterly, balance due April 2012, unsecured, subordinated to bank and manufacturer debt	$7,248,912	$7,284,000
9%-10% debentures to stockholders, interest payments due annually, balance due November 2012, unsecured, subordinated to bank and manufacturer debt(1)	3,350,000	3,350,000
7% debentures to CNH Capital America, LLC, interest payments due annually, balance due November 2012, unsecured, subordinated to bank and manufacturer debt	3,000,000	3,000,000
10.5% debentures to Titan Income Holdings, LLLP, $2,000,000 available, interest payments due quarterly, balance due April 2012, unsecured, subordinated to bank and manufacturer debt(2)	1,705,500	1,714,500
10% debentures to Bernard Smith, former owner of Smith International, interest payments due annually, balance due March 2010, unsecured, subordinated to bank and manufacturer debt	300,000	300,000
10% debentures to former owners of Aberdeen division, interest payments due annually, balance due May 2010, unsecured, subordinated to bank and manufacturer debt	550,000	550,000
9% debentures to Vern Anderson, former owner of Vern Anderson Inc., interest payments due quarterly, balance due December 2010, unsecured, subordinated to bank and manufacturer debt	450,000	450,000
5% debentures to stockholders, interest payments due annually, balance due November 2012, unsecured, subordinated to bank and manufacturer debt(1)	142,424	142,424
	$16,746,836	$16,790,924

(1)          These debentures were issued in January 2003 to the following related parties: David Meyer, Chief Executive Officer, $536,965; C.I. Farm Power, affiliated with Peter Christianson, President and Chief Financial Officer, $1,739,292; Adam Smith Growth Partners, affiliated with Tony Christianson, a director, $755,000; David Christianson, the brother of Tony and Peter Christianson, $100,000; Adam Smith Activist Fund, LLC, affiliated with Tony Christianson, $196,500; and, Earl Christianson, father of Tony and Peter Christianson, $164,667.

(2)          The Titan Income Holdings debentures were issued with an offering completed April 2005. Titan Income Holdings is a limited liability limited partnership in which one of its general partners is Adam

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

Smith Companies, affiliated with Tony Christianson, a director. Titan Income Holdings were distributed to 15 investors, including Gordon Paul Anderson, a director, who holds a 2.5% interest, and James Irwin, a director, who holds a 4.9% interest through the Irwin Revocable Trust.

Scheduled future maturities of subordinated debentures are as follows:

$1,300,000 in the year ending January 31, 2011 and $15,282,828 in the year ending January 31, 2013.

Unpaid principal and interest related to the 9%-10% debentures to stockholders are convertible to common stock at any time through November 2012. The exercise price was $2.50 per share. In addition, the notes may not be paid for any other reason than in connection with the sale of the Company unless warrants to acquire common stock are issued to the extent of the unpaid balance on the debentures. The exercise price will be the same as the conversion price in effect to acquire shares of common stock.

The 7% debentures to CNH Capital America, LLC are convertible to common stock at any time through November 2012. The exercise price was $4.50 per share. The notes may not be paid for any other reason than in connection with the sale of the Company unless warrants to acquire common stock are issued to the extent of the unpaid balance on the debentures. The exercise price will be the same as the conversion price in effect to acquire shares of common stock.

NOTE 7—COMMON STOCK OPTIONS AND WARRANTS

Common Stock Warrants

In April 2003, the Company issued stock warrants to Cherry Tree Securities, LLC, whose chairman is a director of the Company, for 11,917 shares of common stock at an exercise price of $3.00 per share. The warrants terminate on April 7, 2013. In August 2004, the Company issued an additional 6,071 stock warrants to Cherry Tree Securities at an exercise price of $3.50 per share. These warrants terminate on July 1, 2014.

The Company issued stock warrants to an outside party for 115,650 shares of common stock at an exercise price of $3.50 per share. These warrants expire on April 7, 2013

In January 2006 and March 2006, the Company issued stock warrants to a manufacturer for 160,625 and 80,313 shares of common stock respectively, at an exercise price of $4.50 per share. These warrants expire on April 7, 2013.

	Outstanding Warrants
		Exercise	Fair Value
Issue Date	Number	Price	Assigned	Purpose of Issuance
April 2003	11,917	$3.00	$11,200	Facilitate preferred stock issuance
August 2004	6,071	$3.50	$6,600	Facilitate preferred stock issuance
April 2005	115,650	$3.50	$126,000	Subordinated debt financing transaction
January 2006	160,625	$4.50	$175,000	Manufacturer debt transaction
March 2006	80,313	$4.50	$113,000	Manufacturer debt transaction

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

Outstanding stock warrants are valued using the Black Scholes option pricing model. Assumptions used to value the warrants are similar to those used in valuing the stock options as described below. Warrants issued in conjunction with a debt offering are valued and classified as Additional Paid-In Capital per APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.

Stock Options

The Company implemented the 2005 Equity Incentive Plan, a stock-based compensation plan, during the year ended January 31, 2006. The purpose of the plan was to provide incentive compensation to participants for services that have been or will be performed for continuing as employees or Board of Director members of the Company. Under the plan, the Company may grant options for up to 500,000 shares of common stock under all forms of awards. The Company has elected early adoption of SFAS 123(R) to account for the stock options using the fair value method.

The following is a summary of stock option activity for the six months ended July 31, 2007.

		Weighted
		Average	Aggregate
	Number of	Exercise	Intrinsic
	Options	Price	Value
Outstanding at January 31, 2007	126,404	$3.93	$242,100
Granted	93,335	$7.07
Exercised	—	—
Forfeited	—	—
Outstanding at July 31, 2007	219,739	$5.34	$544,300
Options exercisable at July 31, 2007	43,252	$4.39	$79,200
Weighted average fair value of options granted at market value during the six months ended July 31, 2007	$302,300
Weighted average fair value of options granted at less than market value during the six months ended July 31, 2007	$—

The fair value of each option granted is estimated using the Black-Scholes option pricing model. The following assumptions were made in estimating fair value:

Assumption	Fixed Plan
Dividend Yield	0%
Risk-free interest rate	4.0 to 4.9%
Expected life	6 - 10 years
Expected volatility	14 - 22%

Expected volatility is based upon management’s best estimate of the value of the shares based upon the Company’s internal market. The expected life assumptions for options currently granted is based upon the average expected term of service by directors and contractual term of the agreements for employees.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

The following is a summary of the status of options outstanding and exercisable at July 31, 2007 under the fixed share-based payment plan:

	Outstanding Options			Exercisable Options
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Number	Life	Price	Number	Price
$4.00	9,250	9 years	$4.00	9,250	$4.00
4.50	10,667	10 years	4.50	10,667	4.50
4.50	95,000	10 years	4.50	10,000	4.50
3.25	11,487	6 years	3.25	—	—
4.50	13,335	10 years	4.50	13,335	4.50
7.50	80,000	10 years	7.50	—	7.50

Compensation cost charged to operation under the equity incentive plan was $108,000 for the six months ended July 31, 2007. For the six months ended July 31, 2006 the amount of compensation cost to be charged to operations was determined to be immaterial. The income tax benefit realized from all share-based payment arrangements was $42,100 and $0, respectively, for the six month periods ended July 31, 2007 and 2006. In accordance with Company policy, the shares were issued from a pool of shares reserved for issuance under the plan. As of July 31, 2007, there was $367,900 of unrecognized compensation cost on non-vested awards related to the stock incentive plan. That cost is expected to be recognized over a weighted-average period of 6 years.

NOTE 8—BUSINESS COMBINATIONS

The Company continued to implement its strategy of consolidating agriculture dealerships in desired market areas. Below is a summary of the acquisitions completed for the six month period ended July 31, 2007. In certain of the business combination transactions the Company recognized goodwill. Factors contributing to the recognition of goodwill include an evaluation of enterprise value, historical financial performance, estimated industry potential within the market, and the market territory relationship to other existing and future planned Company locations. Operating results for each acquisition are included in the Company’s Statement of Operations from the date of acquisition. Pro forma results are not presented as the acquisitions are not considered material, individually or in aggregate, to the Company.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

2007

Aberdeen Equipment, Huron Equipment, and Redfield Equipment

On April 13, 2007, the Company acquired the assets of the related entities of Aberdeen Equipment, Huron Equipment and Redfield Equipment. The dealerships are located in South Dakota and contiguous to existing markets. The acquisition expands the Company’s market share in the state. The total cash purchase price was $4,095,864. The estimated fair values of the assets acquired and liabilities assumed as of the acquisition date are as follows:

Accounts receivable	$112,788
Inventories	4,648,779
Property and equipment	600,000
Goodwill	2,500,000
$7,861,567
Floorplan notes payable	$928,096
Long term debt	$1,000,000
Other liabilities assumed	$1,837,607
$3,765,703

Richland County Equipment

On February 20, 2007, the Company acquired the assets of Richland County Implement. The total cash purchase price was $1,030,713. Through the acquisition, the Company increased its market share in existing markets in the Wahpeton area and gained control of the New Holland dealership. The estimated fair values of the assets acquired and liabilities assumed as of the acquisition date are as follows:

Inventories	$3,458,636
Property and equipment	172,685
$3,631,321
Floorplan notes payable	$2,220,608
Other liabilities assumed	380,000
$2,600,608

NOTE 9—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for the Company’s financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

precision. Changes in assumptions could significantly affect the estimates. As explained in Note 1, actual results could differ from the estimates.

The carrying amount of cash, receivables, payables, short-term debt and other current liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments. Based upon current borrowing rates with similar maturities, the fair value of the long-term debt approximates the carrying value as of July 31, 2007 and January 31, 2007.

NOTE 10—SUBSEQUENT EVENTS

On August 1, 2007, the Company entered into an agreement to acquire an agricultural equipment dealership in northwestern Minnesota. Under the agreement, the Company acquired 100% of the common stock of Red Power International, Inc in exchange for 323,533 shares of Series D convertible preferred stock issued by the Company. The transaction was valued at $2.4 million. The acquisition expands the Company’s presence in market areas contiguous to existing dealerships.

On August 7, 2007, the Company renewed a loan agreement with Bremer Bank N.A. Under the agreement, the revolving line of credit for the Company was increased to $12.0 million and carries a variable interest rate of prime minus 0.25%. Also under the agreement, the Company renewed a revolving floorplan note and a term note. The floorplan note is for $2.0 million and carries a rate of prime minus 0.25%. The term note totals $8.0 million, and carries an interest rate of 8.0% with a monthly principal and interest payment of $162,000 and matures on August 1, 2012. There were no changes in security interests provided under the notes.

On August 15, 2007, the Board of Directors of the Company declared a cumulative cash dividend, subject to the consummation of the initial public offering (IPO), of $0.21 per share on the Series A preferred stock, and $0.245 per share on the Series B preferred stock payable upon the closing of the offering. The dividend is cumulative from the anniversary date of issuance through the offering closing date.

On August 15, 2007, the Board of Directors of the Company approved an increase in the number of shares of the Company’s common stock reserved for issuance under the Company’s 2005 Equity Incentive Plan from 500,000 to 1,000,000 shares, to be approved by our stockholders prior to consummation of the IPO.

On August 16, 2007, the Company entered into a recapitalization agreement with and among the holders of $3,350,000 of subordinated convertible debt that was issued in April 2003 (2003 Debentures) when Titan Machinery LLC combined with Meyer Equipment to form the Company. The Company has requested that the 2003 Debenture holders voluntarily exchange the 2003 Debentures prior (and subject) to the initial public offering. In order to facilitate the IPO, the Company wishes to effect prior to consummation of the IPO a recapitalization having the holders of the convertible debentures exchange the convertible debentures per shares of common stock. Under the agreement the holders agree that the convertible debentures will be exchanged for 1,641,981 shares of common stock of the Company. The additional shares issued upon the exchange will be expensed at fair value.

On November 13, 2007, the Company entered into an agreement to purchase an agricultural equipment dealership in Mandan, North Dakota, to be financed through floor-plan payables and cash provided by operations.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

On November 26, 2007, Notice of Early Conversion under the recapitalization agreement was given by C.I. Farm Power on a convertible debenture in the aggregate amount of $1,690,000 convertible at $2.50 per share. The convertible debenture will be converted into shares of common stock in accordance with the recapitalization agreement.

NOTE 11—RESTATEMENT OF FINANCIAL STATEMENTS

The Company has restated its financial statements for the year ended January 31, 2007, and period ended July 31, 2007 to correct various accounting errors and/or disclosure omissions.

The restatement consisted of the following reclassifications within the balance sheets: redeemable preferred stock was reclassified from stockholders’ equity to redeemable securities; and syndication costs (previously a component within stockholders’ equity) have been netted against the offering proceeds to which they relate (preferred stock or long-term debt) and amortized over the life of the underlying security.

Additional corrections resulted in restatements involving changes to the statements of cash flows to correctly report the inventory floor planned, with non-manufacturers as financing cash inflow, and the repayment of non-manufacturer floorplanning as financing cash outflow.

The Company also made adjustments to record the estimated value of warrants issued to facilitate the issuance of preferred stock, and to record a liability for unpaid and undeclared accumulated preferred dividends upon a determination that they are probable of being incurred. Related disclosures have also been modified to appropriately disclose the details of these transactions.

Lastly, the restated financial statements have been revised to now include earnings per share amounts and related disclosures.

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

Below are summaries of the financial statement line items that were affected by the restatements described above:

Balance Sheet

January 31, 2007

	January 31,	January 31,	January 31,
	2007	2007	2007
	(As originally reported)	(As restated)	(Effect of change)
Assets
Current assets	125,395,048	125,395,048	—
Parts inventory not expected to be sold currently	1,062,000	1,062,000	—
Goodwill	3,736,147	3,736,147	—
Intangible assets, net of accumulated amortization	168,876	168,876	—
Credit plan reserves and other	256,127	334,907	78,780
Property and equipment, net of accumulated depreciation	8,175,105	8,175,105	—
	$138,793,303	$138,872,083	$78,780
Liabilities and stockholders’ equity
Current liabilities	99,023,965	99,023,965	—
Long-term debt, less current maturities	6,787,598	6,787,598	—
Accrued interest on subordinated debt	330,441	330,441	—
Deferred income taxes	925,000	925,000	—
Subordinated debentures	16,780,336	16,746,836	(33,500)
Series A Convertible Preferred stock	1,025,016	1,193,594	168,578
Series B Convertible Preferred stock	437,504	486,112	48,608
Common stock, par value $.00001 per share, authorized- 30,000,000 shares; outstanding—4,344,753 at January 31, 2007 and 4,344,753 at July 31, 2007	43	43	—
Additional paid-in-capital	384,064	514,864	130,800
Retained earnings	13,388,978	12,863,630	(525,348)
Syndication costs	(289,642)	—	289,642
	$138,793,303	$138,872,083	$78,780

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

Balance Sheet

July 31, 2007

	July 31,	July 31,	July 31,
	2007	2007	2007
	(As originally reported)	(As restated)	(Effect of change)
Assets
Current assets	135,853,261	135,853,261	—
Parts inventory not expected to be sold currently	1,049,000	1,049,000	—
Goodwill	6,236,147	6,236,147	—
Intangible assets, net of accumulated amortization	149,727	149,727	—
Credit plan reserves and other	259,188	330,128	70,940
Property and equipment, net of accumulated depreciation	11,911,380	11,911,380	—
	$155,458,702	$155,529,643	$70,940
Liabilities and stockholders’ equity
Current liabilities	111,348,274	111,348,274	—
Long-term debt, less current maturities	8,785,233	8,785,233	—
Accrued interest on subordinated debt	285,173	285,173	—
Deferred income taxes	925,000	925,000	—
Subordinated debentures	16,678,424	16,790,924	112,500
Series A Convertible Preferred stock	1,334,742	1,238,005	(96,737)
Series B Convertible Preferred stock	531,932	503,481	(28,451)
Common stock, par value $.00001 per share, authorized- 30,000,000 shares; outstanding—4,344,753 at January 31, 2007 and 4,344,753 at July 31, 2007	43	43	—
Additional paid-in-capital	605,064	622,864	17,800
Retained earnings	15,254,460	15,030,646	(223,814)
Syndication costs	(289,642)	—	289,642
	$155,458,703	$155,529,643	$70,940

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

Statement Of Operations
Six months ended July 31, 2006

	Six months ended July 31,
	2006	2006	2006
	(As originally reported)	(As restated)	(Effect of change)
Revenue	$129,466,839	$129,466,839	$—
Cost of revenue	107,749,842	107,749,842	—
Gross profit	21,716,997	21,716,997	—
Operating expenses	17,050,875	17,050,875	—
Income from operations	4,666,122	4,666,122	—
Other income (expense)	(2,293,545)	(2,334,385)	(40,840)
Income before income taxes	2,372,577	2,331,737	(40,840)
Provision for income taxes	(902,000)	(902,000)	—
Net income	1,470,577	1,429,737	(40,840)
Adjustments to income: (as restated)
Amortization of syndication fees—preferred stock	—	(10,592)	(10,592)
Unpaid accumulated preferred dividends	—	(51,188)	(51,188)
Income available to common stockholders	$1,470,577	$1,367,957	$(102,620)
Earnings per share—basic (as restated)	$—	$0.31	$0.31
Earnings per share—diluted (as restated)	$—	$0.23	$0.23

Statement Of Operations
Six months ended July 31, 2007

	Six months ended July 31,
	2007	2007	2007
	(As originally reported)	(As restated)	(Effect of change)
Revenue	$165,638,578	$165,638,578	$—
Cost of revenue	137,477,751	137,477,751	—
Gross profit	28,160,827	28,160,827	—
Operating expenses	21,452,384	21,452,384	—
Income from operations	6,708,443	6,708,443	—
Other income (expense)	(2,971,144)	(3,011,984)	(40,840)
Income before income taxes	3,737,299	3,696,459	(40,840)
Provision for income taxes	(1,467,663)	(1,467,663)	—
Net income	2,269,636	2,228,796	(40,840)
Adjustments to income: (as restated)
Amortization of syndication fees—preferred stock	—	(10,592)	(10,592)
Unpaid accumulated preferred dividends	—	(51,188)	(51,188)
Income available to common stockholders	$2,269,636	$2,167,016	$(102,620)
Earnings per share—basic (as restated)		$0.50	$0.50
Earnings per share—diluted (as restated)		$0.34	$0.34

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

Statement Of Cash Flows

Six months ended July 31, 2006

	Six months ended July 31,
	2006	2006	2006
	(As originally reported)	(As restated)	(Effect of change)
Operating activities
Net income	$1,470,577	$1,429,737	$40,840
Adjustments to reconcile net income to net cash from operations
Depreciation	733,611	733,611	—
Amortization	44,078	77,078	(33,000)
(Gain) loss on sale of equipment	(36,930)	(36,930)	—
Stock option compensation expense
Changes in assets and liabilities, net of purchase of agricultural dealerships assets and assumption of liabilities
Receivables	(1,959,227)	(1,959,227)	—
Inventories	(18,871,304)	(990,465)	(17,880,839)
Prepaid expenses	(160,464)	(160,464)	—
Credit plan reserves and other	(74,986)	(67,146)	(7,840)
Floor plan notes payable (As restated)	21,154,163	2,761,157	18,393,006
Accounts payable	2,741,669	2,741,669	—
Customer deposits	(2,322,927)	(2,322,927)	—
Accrued expenses	(881,845)	(881,845)	—
Income taxes	(70,847)	(70,847)	—
Net cash from (used for) operating activities	1,765,569	1,253,402	512,167
Investing activities
Property and equipment purchases	(966,289)	(966,289)	—
Net proceeds from sale of equipment	111,225	111,225	—
Purchase of equipment dealerships net of cash purchased	(12,088,053)	(12,088,053)	—
Net cash used for investing activities	(12,943,117)	(12,943,117)	—
Financing activities
Net change in non-manufacturer floor plan payable (As restated)	—	512,167	(512,167)
Proceeds from long-term debt borrowings and subordinated debentures	7,733,047	7,733,047	—
Principal payments on long-term debt	(611,398)	(611,398)	—
Net change in subordinated debt interest accrual	(241,668)	(241,668)	—
Proceeds from issuance of warrants	113,000	113,000	—
Net cash from financing activities	6,992,981	7,505,148	(512,167)
Net change in cash	(4,184,567)	(4,184,567)	—
Cash at beginning of period	8,671,420	8,671,420	—
Cash at end of period	$ 4,486,853	$ 4,486,853	$ —

TITAN MACHINERY INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
JULY 31, 2006 AND 2007

Statement Of Cash Flows

Six months ended July 31, 2007

	Six months ended July 31,
	2007	2007	2007
	(As originally reported)	(As restated)	(Effect of change)
Operating activities
Net income	$2,269,636	$2,228,796	$40,840
Adjustments to reconcile net income to net cash from operations
Depreciation	1,042,241	1,042,241	—
Amortization	19,149	52,149	(33,000)
(Gain) loss on sale of equipment	(21,668)	(21,668)	—
Deferred income taxes	—	—	—
Stock option compensation expense	108,000	108,000	—
Changes in assets and liabilities, net of purchase of agricultural dealerships assets and assumption of liabilities
Receivables	(402,438)	(402,438)	—
Inventories	(8,114,174)	(47,151)	(8,067,023)
Prepaid expenses	(58,276)	(58,276)	—
Credit plan reserves and other	(3,061)	4,779	(7,839)
Floor plan notes payable (As restated)	2,787,457	(673,097)	3,460,554
Accounts payable	1,016,070	1,016,070	—
Customer deposits	1,721,548	1,721,548	—
Accrued expenses	98,535	98,535	—
Income taxes	8,400	8,400	—
Net cash from (used for) operating activities	471,419	5,077,888	(4,606,468)
Investing activities
Property and equipment purchases	(4,087,337)	(4,087,337)	—
Net proceeds from sale of equipment	103,174	103,174	—
Purchase of equipment dealerships net of cash purchased	(5,126,577)	(5,126,577)	—
Net cash used for investing activities	(9,110,740)	(9,110,740)	—
Financing activities
Net change in non-manufacturer floor plan payable (as restated)	—	(4,606,468)	4,606,468
Proceeds from long-term debt borrowings and subordinated debentures	4,062,755	4,062,755	—
Principal payments on long-term debt	(1,728,045)	(1,728,045)	—
Net change in subordinated debt interest accrual	(45,268)	(45,268)	—
Net cash from financing activities	2,289,442	(2,317,026)	4,606,468
Net change in cash	(6,349,878)	(6,349,878)	—
Cash at beginning of period	7,572,000	7,572,000	—
Cash at end of period	$1,222,122	$1,222,122	$—

TITAN MACHINERY

Your Solutions Dealer

Store Locations:

North Dakota
Minnesota
South Dakota
Iowa
Crookston
Bismarck
Jamestown
Casselton
Ada
Moorhead
Fargo
Lisbon
Kulm
Wishek
LaMoure
Lidgerwood
Wahpeton
Fergus Falls
Elbow Lake
Graceville
Aberdeen
Watertown
Redfield
Huron
Rapid City
Marshall
Sioux Falls
Pipestone
LeMars
Cherokee
Kingsley
Anthon
Sioux City
Waverly
Dike

Our Retail Distribution Network Features the CNH Brands:

6,000,000 Shares

Common Stock

PROSPECTUS

Until December 31, 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

Craig-Hallum Capital Group	Robert W. Baird & Co.

December 6, 2007